8/18

04036352

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saputo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

FILE NO. 82- 34670 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/18/04

1954 Saputo 2004 50

2004 ANNUAL REPORT

RECEIVED
2004 AUG 18 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
3-31-04

Three generations *of passion and craftsmanship*










CARON
Petit Saint-Paulin

1990 At the end of the 1990s, the Company completes several strategic acquisitions enabling it to broaden its production and geographic distribution. In 1996, Saputo acquires Fromages Caron Inc., an importer and distributor of fine cheeses in Québec.

2000 Saputo acquires Groupe Cayer-JCB Inc., a Québec-based company specializing in the production of European-type cheeses, such as havarti, brie, camembert, feta and goat milk cheese.




TREASURE CAVE
Crumbled
BLUE
Cheese

2003 To provide added value to its whey derivatives, Saputo enters into a partnership agreement in which it holds a 51% interest. California-based Gallo Protein produces and markets whey by-products.
Saputo positions itself as the leader in the blue cheese category in the US retail market segment by acquiring the activities related to the *Treasure Cave* and *Nauvoo* blue cheese brands.

1990 | 1997 | 1999 | 2000 | 2001 | 2003

STELLA Quality Since 1923

1997 The Company completes its initial public offering in Canada. It triples in size and positions itself as one of the leading natural cheese producers in the United States by acquiring Stella Foods.


Royal
LAIT-MILK
2%

In order to enter the fluid milk market, Saputo acquires Crémerie des trois rivières in Québec.



1999 Saputo completes the acquisition of Culinar Inc., one of the main producers of snack cakes, fine breads, soups and cookies in Canada.

2001 Saputo becomes the leader in the Canadian dairy industry by acquiring Dairyworld Foods, a major Canadian producer of cheese, fluid milk and other dairy products.




molfino

2003 Saputo establishes itself outside North America by acquiring Molfino Hermanos S.A., the third largest dairy processor in Argentina.

A History of Passion

1954 1957 1960 1970 1984 1988 1989



1954 With the help of his parents, Giuseppe and Maria, and his family, Lino Saputo founded the company that bears his name with $500 to purchase equipment and a bicycle for deliveries.



1957 The Company builds its first major production facility in the Saint-Michel district of Montréal. This event coincides with a significant increase in popularity of pizza among North American consumers.



1960 During the 1960s, Saputo experiences substantial growth as the demand for its products increases.

1970 During the 1970s, Saputo acquires several manufacturing operations and develops its national distribution network to keep up with its rapid growth, thereby becoming Canada's leading producer of mozzarella, primarily for the food-service segment.


SAPUTO
SAPUTO

1984 Saputo acquires a plant in Saint-Hyacinthe, Québec, which processes liquid whey resulting from its cheese production into value-added products such as lactose and whey protein.





1988 The Company establishes its first manufacturing presence in the United States by acquiring two cheese plants.



1989 Saputo completes its modern industrial complex in Saint-Léonard, in the greater Montréal area, to house its headquarters, its state-of-the-art production facilities, its national distribution centre, and its regional sales offices.

Saputo celebrates its 50th

Founded in 1954, Saputo is celebrating, in 2004, 50 years of growth. During this time, the Company has maintained its family flavour and the vitality of a team whose passion is equalled only by its know-how... and its taste for good food!

Every day, our 7,500 employees proudly work in our 43 plants and distribution centres to produce, market and distribute a wide range of products that are found daily in grocery stores, in restaurants and in prepared meals. In so doing, they share their passion for a job well done and their commitment to quality. Well established in the dairy and grocery products sectors, we offer our products under the brand names of *Saputo, Stella, Frigo, Dragone, Armstrong, Caron, Cayer, Treasure Cave, Dairyland, Baxter, Nutrilait, La Paulina, Ricrem* and *Vachon*. We are the largest dairy processor in Canada, one of the largest cheese producers in North America and the third largest dairy processor in Argentina. Saputo Inc. is a public company whose shares are listed on the Toronto Stock Exchange under the symbol SAP. Visit our Web site at www.saputo.com.



Cumulative total return since initial public offering



October 15, 1997 = $100
$400
$350
$300
$250
$200
$150
$100
$50
10/15/97 03/31/98 03/31/99 03/31/00 03/31/01 03/31/02 03/31/03 03/31/04
Saputo
S&P/TSX Composite

All amounts in this report are in Canadian dollars, unless otherwise stated.

Table of Contents

Highlights

Years ended March 31 (in thousands of dollars, except per share amount and ratios)	2004	2003	2002
Revenues			
Dairy Products Sector			
Canada and Other	$ 2,161,852	$ 2,017,383	$ 1,987,486
United States	1,240,954	1,212,810	1,282,555
	3,402,806	3,230,193	3,270,041
Grocery Products Sector	167,384	167,919	187,371
	$ 3,570,190	$ 3,398,112	$ 3,457,412
Earnings before interest, income taxes, depreciation and amortization (EBITDA)[1]			
Dairy Products Sector			
Canada and Other	$ 209,855	$ 199,561	$ 183,054
United States	160,887	120,069	133,996
	370,742	319,630	317,050
Grocery Products Sector	32,515	33,165	35,372
	$ 403,257	$ 352,795	$ 352,422
Net earnings	$ 212,365	$ 173,728	$ 160,161
Cash flows generated by operations	$ 287,572	$ 223,532	$ 199,606
Working capital	$ 297,202	$ 269,326	$ 258,908
Total assets	$ 2,069,548	$ 1,970,686	$ 2,046,675
Long-term debt (including current portion)	$ 371,911	$ 521,135	$ 675,125
Shareholders' equity	$ 1,156,829	$ 1,016,504	$ 900,588
Per share			
Net earnings			
Basic	$ 2.05	$ 1.68	$ 1.56
Diluted	$ 2.03	$ 1.66	$ 1.54
Dividends declared	$ 0.48	$ 0.40	$ 0.22
Book value	$ 11.15	$ 9.83	$ 8.73
Financial ratios			
Interest bearing debt/Shareholders' equity	0.39	0.53	0.78
Return on average shareholders' equity	19.5%	18.1%	19.4%

Revenues
(in millions of dollars)

2002	2003	2004
3,457.4	3,398.1	3,570.2

EBITDA[1]
(in millions of dollars)

2002	2003	2004
352.4	352.8	403.3

Net earnings
(in millions of dollars)

2002	2003	2004
160.2	173.7	212.4

Cash flow generated by operations (in millions of dollars)

2002	2003	2004
199.6	223.5	287.6

(1) **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.



Lino Saputo, Jr.
President and Chief Executive Officer

Lino Saputo
Chairman of the Board

Message to Shareholders

For Saputo, 2004 marks its 50th fiscal year. We have the great privilege of presenting the best financial results in our history. We have come a long way in the past 50 years. We are proud to present net earnings of $212.4 million for the fiscal year ended March 31, 2004, up 22.3% compared to last year. Total revenues for 2004 amounted to $3.570 billion, up 5.1% over the preceding year.

New heights same passion...

Fiscal 2004 was a constructive year

In the United States, we had to deal with the appreciation of the Canadian dollar and with changes in the average selling price per pound of cheese. We are proud of the increase in our sales volumes, which are up 5.9% this year. In May 2003, we entered into a partnership agreement to create Gallo Protein 2003, LLC, and also acquired the activities related to the *Treasure Cave* and *Nauvoo* blue cheese brands in the United States.

In Canada, we experienced organic growth while streamlining in certain areas, which will benefit the Company in the future. We also combined our Cheese Division (Canada) and Milk Division to create a single unit, the Dairy Products Division (Canada). This new division will enable us to undertake manufacturing, sales and marketing activities, as well as our logistical and administrative processes in a global and unified approach so as to continue to improve our Canadian cheese and fluid milk activities.

We made an initial breakthrough outside North America by acquiring Molfino Hermanos S.A., the third largest dairy processor in Argentina. We are very pleased with our initial experience, which shows the potential of this acquisition.

Finally, we completed the analysis of our Bakery Division and have concluded to devote all the attention required for its development.

Since March 30, 2004, Lino Saputo, Jr. holds the position of President and Chief Executive Officer of the Company following a transition which started in August 2003. Lino Saputo, Sr., who previously was Saputo's Chairman of the Board and Chief Executive Officer, will continue to act as Chairman of the Board. The existing team provides a solid base that will enable the Company to reach new heights.

For three generations, our employees have been dedicated to their work and have carried out their daily duties according to the highest standards. At a time when the Company is celebrating 50 years in business, we are convinced more than ever that we must be able to rely on our most important resource—human capital—in our daily search for better ways of doing things.

If, quarter after quarter and year after year we continue to perform as well as we have in the past, this is owed to the very essence of our foundations as a company. Our entrepreneurial approach encourages employees to personally contribute every day to the Company's success and gives them the room they need to express themselves and to grow.

It is due to this approach that we have become the efficient dairy processor and low-cost producer that we are today. To continue to grow as we have since the beginning, we have been able to rely on solid human, financial and technological resources. We take great pride in these assets.

At a time when we are assessing various development opportunities for the future, we firmly believe that our main challenge as a company is to preserve our corporate culture. This culture, which is defined daily by work excellence, respect and entrepreneurship, must be carried on year after year.

We will continue to apply the same financial discipline, both in managing the Company's daily operations and in potential acquisitions. We intend to continue developing our customer base in Canada while continuing our expansion, either through organic growth or by making targeted acquisitions in the dairy products sector.

In the United States, where the industry remains fragmented, we will continue to proactively examine strategic acquisitions of cheese operations. Such acquisitions will always have to be made according to the same criteria, namely that they must provide added value, complement our existing operations, and be made at a fair price.

Regarding our investment in Argentina, our intention is to establish a solid base in that country since we believe that we can benefit from opportunities on national and international markets in the long term.

We announced in February 2004, after the evaluation process of our Bakery Division begun in the summer of 2003, that we have decided to keep this division and to develop it in the best interest of our employees and shareholders. We now have a more global vision of this sector of activity and intend to concentrate on a greater penetration of certain targeted markets as well as a redeployment of our brands. We intend to spend approximately $20 million in controlled and targeted investments over the course of the next three years. These investments should be covered by additional profitability generated during this period. Following this three-year period, we expect that our Bakery Division will have achieved a greater penetration in all these markets.

Becoming a major world dairy processor remains Saputo's strategic orientation.

During the next months and years, our objective is therefore to position ourselves as a major world player in the dairy industry. To achieve our objective, it is also imperative that we remain abreast of the latest consumer trends, not only in the countries where we are already established, but also in those where we could establish ourselves.

We will continue to pay particular attention to world milk production volumes, per capita consumption of dairy products, and existing dairy infrastructures so as to target countries where we could develop both national and international markets.

Corporate Governance

The Company believes in the importance of sound corporate governance and considers that the interest held by its majority shareholder ensures that its interests are in line with those of the other shareholders. The Company's Board of Directors is composed of a majority of unrelated and independent directors and the two Board committees are composed solely of unrelated and independent directors. The positions of Chairman of the Board and President and Chief Executive Officer are separate. The Board of Directors has appointed an unrelated and independent lead director whose responsibilities include holding quarterly meetings of the unrelated and independent directors.

... and same craftsmanship

The Board has also developed a formal evaluation process for itself, its committees and the individual directors, and has adopted a code of ethics that applies to all directors, officers and employees of the Company. It has also adopted a new compensation policy for directors, which sets out rules for minimum shareholdings in the Company. In addition, the options granted to directors have been replaced by deferred share units.

The Audit Committee complies with new applicable legislation. In addition to reviewing its mandate, the Committee established policies for services that could be provided by its external auditors and other accounting firms, the hiring of its external auditors' employees and former employees and the handling of complaints of an accounting or financial nature. Please refer to the Annual Information Form and the Information Circular dated June 8, 2004 for additional information. The Company filed the certificate for the annual documents during the transition period for fiscal 2004 signed by the Chief Executive Officer and the Chief Financial Officer, even if its application to the Company will not be in force until its first quarter of fiscal 2005.

In closing, when we look back on our first 50 years, we must not forget our past and continuing support from our customers, product consumers, suppliers and shareholders. Our commitment to you is simple: in the years to come, we will continue to offer the level of excellence and quality that you have come to expect. We would also like to thank our directors for their sound advice throughout fiscal 2004.

On several occasions, we spoke of the importance for us of having a family spirit within our Company, a real source of pride that is characterized by the daily commitment of all our employees, without which we could not succeed. We are proud of their work and thank them for their constant support. We would also like to mention and recognize the contribution made by all the members of the Saputo family, who have played a direct or indirect role in making our Company flourish. Happy 50th Anniversary to everyone!

Lino Saputo
Chairman of the Board

Lino Saputo, Jr.
President and
Chief Executive Officer

June 8, 2004

Saputo at a Glance

Canadian and Other Dairy Products Sector



Revenues (%) per market segment

62% Retail
30% Foodservice
8% Industrial

Dairy Products Division (Canada)

Types of products
Mozzarella, cheddar, fluid milk, butter, blue, bocconcini, brick, brie, caciocavallo, camembert, colby, cream, flavoured coffee creamers, sour cream, farmer, feta, friulano, string cheese, cottage cheese, goat cheese, havarti, juices and drinks, milk powder, evaporated milk, lactose, margarine, monterey jack, munster, parmesan, pastorella, whey protein, provolone, ricotta, romano, swiss, trecce, dips, tuma, yogurt

Sales
- Diversified range of dairy products
- Leader in the pizzeria market
- Wide variety of specialty cheeses

Distribution
- Direct delivery in all regions of Canada
- The largest dairy product distribution infrastructure in Canada

Activities
- Producing 35% of all natural cheese manufactured in Canada
- Processing 20% of all fluid milk in Canada
- Excess production capacity of 20% for cheese activities
- Excess production capacity of 32% for fluid milk activities

Dairy Products Division (Argentina)

Types of products
Mozzarella, parmesan, milk powder, butter, cream, *dulce de leche* (caramelized milk), edam, emmenthal, gouda, goya, UHT milk, prato, reggianito

Sales
- Nearly 60% of sales are in the domestic market
- Cheese and milk powder exported to over 30 countries

Distribution
Independent distribution network comprising 180 distributors in 7 branches

Activities
- Processing 5% of all milk in Argentina
- Excess production capacity of 17%

Revenues (%) per sector



60%	Canadian and Other Dairy Products Sector
35%	US Dairy Products Sector
5%	Grocery Products Sector

Number of plants per sector



28	Canadian and Other Dairy Products Sector
14	US Dairy Products Sector
1	Grocery Products Sector

Number of employees per sector



4,500	Canadian and Other Dairy Products Sector
1,900	US Dairy Products Sector
1,100	Grocery Products Sector

US Dairy Products Sector



Sales volumes (%) per market segment

30% Retail
42% Foodservice
28% Industrial

Cheese Division (USA)

Types of products
Mozzarella, string cheese, asiago, blue, whey protein concentrate, feta, fontinella, gorgonzola, kasseri, sweetened condensed milk, eggnog, condensed whey, whey powder, parmesan, provolone, ricotta, romano, swiss

Sales
- Large range of products and well-balanced sales segmentation

Distribution
- Independent regional and national distributors
- 3 distribution centres: East, Midwest, West

Activities
- Producing 6% of all natural cheese manufactured in the United States
- Excess production capacity of 6%

Grocery Products Sector



Revenues per market segment

Mainly retail

Bakery Division

Types of products
Snack cakes, tarts, cereal bars

Sales
- Largest snack cake manufacturer in Canada and one of the leaders in the cereal bar market in Québec

Distribution
- Direct-to-store delivery

Activities
- Dominant market share in all regions of Canada
- Excess production capacity of 30%

Dairy Products Division (Canada)



"The fact that the Company never stops developing provides employees with a lot of exciting opportunities. The different positions I've held have given me the chance to meet a lot of people all over Canada, and that's something I've always really enjoyed in my job."

Becky Pachmann
Burnaby office, British Columbia


Dairyland.
Cottage Cheese
Combos
HIGH IN PROTEIN
Fruit on Bottom
2 Strawberry 2 Pineapple
2 Strawberry Fraise
2 Pineapple Ananas
Fromage cottage


Saputo

"I've been with Saputo for over 20 years. A lot of things have changed in that time, including manufacturing methods. Nevertheless, as big as the Company has grown, the atmosphere on the job has stayed virtually the same. It's a working environment where you feel appreciated."

Joseph Facile Emmanuel
Saint-Léonard plant, Québec




SAPUTO


Saputo
Mozzarella
50
FROMAGE · CHEESE



Dairy Products Division (Argentina)

"It's just a few months since Saputo acquired Molfino in Argentina, and already we've seen many changes. What I'm struck by is the degree of involvement and commitment on the part of management. The effect is stimulating, and it makes us feel we want to be part of the team and make our own contribution to the success of the Company."

Diego Curiotti
Rafaela plant, Argentina


La Paulina
DESDE 1921 EN VILLA MARIA
QUESO
Reggianito




La Paulina
Dulce de Leche





Cheese Division (USA)

"When I think about our Company, there are two things that make me proud. First, our daily focus is all about the quality of the products. Second, as an employee, you feel like you are part of something bigger, like a true family."

Stu Olson
Almena plant, Wisconsin


Frigo
Ricotta


Frigo
WHOLE MILK
Ricotta




Saputo
Frigo
Cheese Heads
100% NATURAL STRING
HIGH IN CALCIUM
LOONEY TUNES
FREE
NET WT. 12 OZ.(340g) 12 1-oz. Pieces






Stu


Bibiane

Bakery Division

"When I'm working in production, the products that come off the line have to look good, taste good and be as inexpensive as possible. The way to achieve that result is through teamwork and through making sure there's good communication among the employees."

Bibiane Tardif
Sainte-Marie plant, Québec






Jos Louis
L'original · The original






Nouveau! New!
HOP & GO!
Bouchées
Bite Size
Dattes · Date
6 sachets pouches
























FROMAGE SAPUTO


SAPUTO

G e n e r a

t i o n s . . .






Saputo
Receiving
Shipping
Plant Entrance























1954 Saputo 2004 50






LTD
25 1954 — 1979 XXV

Management's Analysis

The goal of the present management report is to provide a better understanding of our activities and should be read while referring to our audited consolidated financial statements and the accompanying notes. In addition to containing an analysis of the year ended March 31, 2004, this report addresses any material element to be considered between March 31, 2004 and June 8, 2004, the date on which this report was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). Additional information about the Company, including the Annual Information Form for the year ended March 31, 2004, can be obtained on SEDAR at www.sedar.com.

This disclosure document contains management's analysis on forward-looking statements. Caution should be used in the interpretation of management's analysis and statements, since management often makes reference to objectives and strategies that contain a certain element of risk and uncertainty. Due to the nature of our business, the risks and uncertainties associated with it could cause the results to differ materially from those stated in such forward-looking statements.

Global Overview

Already firmly established in North America, Saputo has also been operating in Argentina since November 2003. Our operations are carried out in 43 plants and numerous distribution centers employing approximately 7,500 employees. Saputo manufactures almost all of the products it commercializes.

Saputo is active in two sectors: dairy products, which accounts for 95.3% of consolidated revenues, and grocery products, with 4.7% of consolidated revenues.

Our Canadian and Other Dairy Products Sector consists of the Dairy Products Division (Canada) and the Dairy Products Division (Argentina). Our US Dairy Products Sector consists of the Cheese Division (USA). Saputo's dairy products are available in all segments of the food market: retail, foodservice and industrial. Saputo is the largest dairy processor in Canada, among the top five in the United States and the third largest in Argentina.

The **retail** segment, which accounts for 51.9% of the revenues of our Dairy Products Sector, consists of sales made to supermarket chains, independent retailers, warehouse clubs and specialty cheese boutiques. In supermarkets, our products are located in the dairy product aisle and at deli counters. Throughout the retail segment, our products are marketed under our own brand names as well as under private labels.

The **foodservice** segment, which accounts for 33.4% of the revenues of our Dairy Products Sector, consists of sales made to distributors of both specialty cheeses and complete product lines as well as to restaurants and hotels. In this segment, we market our products under our own brand names and under various private labels. In Canada, through our own distribution network, we also offer non-dairy products manufactured by third parties. We also produce dairy blends for fast-food chains.

The **industrial** segment, which accounts for 14.7% of the revenues of our Dairy Products Sector, consists of sales made to processors who use our products as ingredients to manufacture their products. We supply cheese to Canadian manufacturers of frozen pizzas and other frozen foods. In the United States, we supply cheese to numerous large food manufacturers.

We also produce by-products such as lactose, whey powder and whey protein from our Canadian and US cheese manufacturing activities. Through our Canadian industrial segment, we sell cheese, lactose, whey powder, ice cream mixes and whey protein to a vast array of clients in Canada, Europe, South America, Asia and Africa. From our operations in Argentina, we supply numerous clients located in over 30 countries, primarily with milk powder and cheese.

With a Canada-wide presence, our Grocery Products Sector manufactures and markets snack cakes, tarts and cereal bars through the Bakery Division. Its products are sold almost exclusively in the Canadian retail segment, primarily in supermarket chains, independent retailers, and warehouse clubs. The Bakery Division also has a small-scale presence in northeastern United States. Saputo is the largest producer of snack cakes in Canada and a leader in Québec's cereal bar market.

Revenues (%) per market segment
Dairy Products Sector


52% Retail
33% Foodservice
15% Industrial

> The goal of the present management report is to provide a better understanding of our activities and should be read while referring to our audited consolidated financial statements and the accompanying notes.

Financial Orientation

Saputo has earned a prominent position in the dairy processing industry in Canada, the United States, and now in Argentina. Establishing strong foundations is the basis of our business model and of our growth in the manufacturing, commercial and financial aspects of our business. In fact, our Company's development has always been designed around organic growth, that is, fully developing our assets before making any acquisitions.

Relying on a systematic approach, we constantly strive to grow our activities such that they create value for our employees and shareholders. Our disciplined and thorough approach has proven profitable and remains a cornerstone of our fundamental values. Furthermore, our financial strategy centers around establishing and then building upon strong financial performance, thereby giving us the financial flexibility so essential for growth.

Financial commitments are rigorously managed, as our goal is to keep debt levels below shareholders' equity at all times. In the context of acquisitions, however, our debt may be higher for a short period of time.

En route to becoming a world class dairy processor, Saputo will continue to apply this same financial rigor and phase-by-phase growth by reinvesting the results of its financial performance.

Elements to Consider when Reading Management's Analysis for Fiscal 2004

During fiscal 2004, we experienced excellent financial performance:

- Net earnings of $212.4 million, a 22.3% increase
- Earnings before interest, income taxes, depreciation and amortization (EBITDA)(1) of $403.3 million, up 14.3%
- Revenues of $3.570 billion, up 5.1%
- Cash flows generated by operations of $287.6 million, up 28.7%

Essentially, 2004's performance is the result of sustained improvements in sales volume as well as operational efficiency throughout the year. However, the results for 2004 were affected by certain elements, notably the rise of the Canadian dollar, certain rationalization costs, as well as cheese prices in the United States.

Specifically, the appreciation of the Canadian dollar in fiscal 2004 reduced net earnings by $9.2 million, EBITDA by $23.8 million and revenues by some $182 million.

During the year, rationalization costs reduced net earnings by $5.6 million.

Also during the year, the selling price per pound of cheese in the United States escalated from US$1.09 as at March 31, 2003 to US$2.09 as at March 31, 2004. The relationship between the average selling price per pound of cheese and the cost of our raw material, milk, was also favourable. In fact, these factors had a positive effect of approximately $36.9 million on EBITDA and of approximately $138 million on revenues.

Overall, our Canadian and Other Dairy Products Sector experienced increased sales volumes. Our US Dairy Products Sector saw sales volume rise by 5.9%, representing approximately $72 million in additional revenues. During the year, we acquired three companies. Molfino Hermanos S.A. in Argentina, acquired on November 28, 2003, had a more pronounced impact on the Company's revenues, with revenues of approximately $44 million.

(1) **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

Selected Consolidated Financial Information

Years ended March 31 (audited) (in thousands of dollars, except per share amounts and ratios)		2004	2003	2002
Statements of earnings data				
Revenues	Dairy Products Sector			
	Canada and Other	$ 2,161,852	$ 2,017,383	$ 1,987,486
	United States	1,240,954	1,212,810	1,282,555
		3,402,806	3,230,193	3,270,041
	Grocery Products Sector	167,384	167,919	187,371
		$ 3,570,190	$ 3,398,112	$ 3,457,412
Cost of sales, selling and administrative expenses				
	Dairy Products Sector			
	Canada and Other	$ 1,951,997	$ 1,817,822	$ 1,804,432
	United States	1,080,067	1,092,741	1,148,559
		3,032,064	2,910,563	2,952,991
	Grocery Products Sector	134,869	134,754	151,999
		$ 3,166,933	$ 3,045,317	$ 3,104,990
EBITDA	Dairy Products Sector			
	Canada and Other	$ 209,855	$ 199,561	$ 183,054
	United States	160,887	120,069	133,996
		370,742	319,630	317,050
	Grocery Products Sector	32,515	33,165	35,372
		403,257	352,795	352,422
	EBITDA margin (%)	*11.3%*	*10.4%*	*10.2%*
Depreciation of fixed assets				
	Dairy Products Sector			
	Canada and Other	29,854	29,697	27,970
	United States	31,550	35,704	33,607
		61,404	65,401	61,577
	Grocery Products Sector	4,634	5,488	6,510
		66,038	70,889	68,087
Operating income				
	Dairy products Sector			
	Canada and Other	180,001	169,864	155,084
	United States	129,337	84,365	100,389
		309,338	254,229	255,473
	Grocery Products Sector	27,881	27,677	28,862
		337,219	281,906	284,335
Interest on long-term debt		34,792	43,672	53,379
Other interest, net of interest income		1,218	(1,351)	(801)
Earnings before income taxes		301,209	239,585	231,757
Income taxes		88,844	65,857	71,596
Net earnings		$ 212,365	$ 173,728	$ 160,161
Net earnings margin (%)		*5,9%*	*5,1%*	*4,6%*
Net earnings per share		$ 2.05	$ 1.68	$ 1.56
Diluted net earnings per share		$ 2.03	$ 1.66	$ 1.54
Dividends declared per share		$ 0.48	$ 0.40	$ 0.22
Balance sheets data				
Total assets		$ 2,069,548	$ 1,970,686	$ 2,046,675
Long-term debt (including current portion)		$ 371,911	$ 521,135	$ 675,125
Shareholders' equity		$ 1,156,829	$ 1,016,504	$ 900,588
Statements of cash flows data				
Cash flows generated by operations		$ 287,572	$ 223,532	$ 199,606
Amount of additions to fixed assets, net of proceeds on disposal		$ 84,520	$ 66,531	$ 59,735

Net earnings
(in millions of dollars)



160.2
173.7
212.4
2002
2003
2004

Net earnings per share (in dollars)
Dividends declared per share (in dollars)



1.54
1.66
2.03
0.22
0.40
0.48
2002
2003
2004



Saputo
Cheese Heads
Nouveau
New
Fromage frais demi-ferme au goût de
Cheddar
Fresh Semi-Soft Cheese

Saputo's **consolidated revenues** amounted to $3.570 billion in 2004, up 5.1% compared to $3.398 billion posted in 2003.

Although the Company's sales volume grew in Canada—and even more so in the United States where sales volumes rose nearly 5.9%, the rise of the Canadian dollar in 2004 as compared to 2003 created a shortfall in revenues of nearly $182 million. The average selling price per pound of cheese on the US market, 21% higher than in 2003, increased revenues by about $138 million. In addition, the recent acquisition in Argentina contributed approximately $44 million to revenues between November 28, 2003 and March 31, 2004.

Earnings before interest, income taxes, depreciation and amortization stood at $403.3 million, a 14.3% increase compared to $352.8 million in 2003. EBITDA margins increased from 10.4% last year to 11.3% this year. The strong cheese market price condition in the United States in 2004 drove up EBITDA by approximately $36.9 million. Major increases in sales volume in the United States, combined with our improved operational efficiency, helped grow EBITDA in our US Dairy Products Sector by about $27.7 million. However, the rise of the Canadian dollar unfavourably affected EBITDA by about $23.8 million. In Canada, sales growth as well as our improved operations strengthened EBITDA by about $10 million, despite the fact that the dairy by-product market, combined with the appreciation of the Canadian dollar, had an unfavourable impact of about $2 million on dairy by-product exports. The Company incurred, throughout the year, some $7.8 million in rationalization costs when it closed certain manufacturing facilities. The Bakery Division's EBITDA remained relatively stable.

Depreciation expense totalled $66.0 million, down $4.9 million from the last fiscal year. This expense in 2004 includes a write-down of fixed assets of approximately $1 million following the shutdown of plants during the year. The decline in this expense is mainly attributable to the rise in the Canadian dollar compared to the same period last year.

Net interest expense amounted to $36.0 million, down $6.3 million compared to last year. Nearly half of this decline is attributed to the reduction of interest resulting from ongoing payments of long-term debt. The other portion of this decline owes to the effect the rise of the Canadian dollar has had on interest charges for debt in US dollars.

Income taxes were $88.8 million, for an effective tax rate of 29.5% compared to 27.5% in 2003. The higher rate is mainly attributable to the fact that, in 2004, a greater portion of our taxable earnings were generated in the United States, which were subject to higher tax rates than those in Canada.

For the year ended March 31, 2004, **net earnings** totalled $212.4 million, a 22.3% increase over 2003's net earnings of $173.7 million. A higher Canadian dollar, compared to last year, eroded net earnings by $9.2 million for the year, and rationalization expenses consumed another $5.6 million. Excluding these two factors, net earnings would have risen by 30.8% compared to fiscal 2003.

Information by Sector

Canadian and Other Dairy Products Sector

This sector is made up of our Dairy Products Division (Canada) and our Dairy Products Division (Argentina).

Revenues (Canadian and Other Dairy Products Sector)

Revenues from this sector closed out the year at $2.162 billion, a 7.2% increase over the $2.017 billion posted for the previous year. The Company produced approximately 35% of all natural cheese and 20% of all fluid milk produced in Canada. The Company is the third largest dairy processor in Argentina.

The $145 million increase in revenues in 2004 owes to the following factors: nearly $60 million was attributable to fluid milk activities in Canada, which rose 6.7% over the previous year; nearly $41 million was attributable to cheese activities in Canada, a 3.6% increase over the previous year; and approximately $44 million was attributable to our Dairy Products Division (Argentina), which contributed to revenues for 18 weeks in 2004 after being acquired on November 28, 2003.

The **Canadian cheese activities** were able to benefit from cheese exports for a nine-month period in fiscal 2003. However, these exports were no longer possible as of January 1, 2003 following a decision by the appeals panel of the World Trade Organization (WTO), and this resulted in a drop in revenues of approximately $24 million. Despite the aforementioned, cheese volumes still grew by about 1% during fiscal 2004. Overall, Canadian cheese activities generated additional revenues of approximately $35 million owing to increased prices as a result of an increase in the cost of milk as raw material.

As in fiscal 2003, we continued our brand-promotion efforts by, among other initiatives, publishing new issues of *Cucina etc.* magazine. *Cucina etc.*, a cooking and lifestyle magazine, includes recipes that feature our products. In addition, at the end of the year, we launched a television campaign to promote *Saputo* brand products.

In October 2003, we launched our string cheese product under the brand *Cheese Heads*, leveraging the popularity of this product in the United States. Still in an introductory phase in 2004, it had little impact on revenues.

During fiscal 2004, we noticed that consumers are showing much greater interest in specialty cheeses. This category is enjoying steady growth but remains small in this sector.

Our sales in the **retail** segment also increased due to rising demand for private label products, consistent with consumer trends observed in the marketplace. The retail segment now accounts for 48.5% of the sales in our Canadian cheese activities, compared to 46% in the previous year.

The **foodservice** segment also experienced greater sales in fiscal 2004, owing primarily to the addition of new clients and to higher prices caused by rising costs for milk as raw material. We continued to have a predominant presence in this segment, which generates 39.2% of our sales in the Canadian cheese activities, compared to 37% in the previous year.

The **industrial** segment accounts for 12.3% of sales from Canadian cheese activities, compared to 17% in the previous year. Overall, this segment's sales dropped in fiscal 2004 compared to fiscal 2003, the main reason being an absence of cheese exports. Fiscal 2003, however, included nine months of cheese exports. There was also a slight drop in sales volume nationally, but it was largely offset by increased sales in both the retail and foodservice segments.

Revenues
Canadian and Other Dairy Products Sector
(in millions of dollars)


1,987.5
2,017.4
2,161.9
2002
2003
2004

Revenues (%) per segment
Canadian cheese activities


39.2% Foodservice
48.5% Retail
12.3% Industrial

Revenues (%) per segment
Canadian fluid milk activities

80% Retail

20% Foodservice

EBITDA
Canadian and Other Dairy Products Sector
(in millions of dollars)

2002	2003	2004
183.1	199.6	209.9

Our **Canadian fluid milk activities** saw excellent growth in sales during fiscal 2004, generating $60 million in additional sales, up 6.7% over fiscal 2003. Throughout the year, significant effort was made to promote growth in specialized niches such as yogurt, sour cream, *Milk 2 Go* and *Lait's Go* flavoured milks, and flavoured coffee creamers, leading to growth in sales across all Canadian fluid milk activities of approximately 4%. This occurred despite the fact that fluid milk consumption remained stable on the Canadian market in 2004. Approximately $18 million of the increase in Canadian fluid milk activity revenue is attributable to higher selling prices caused by higher costs for milk as raw material.

The distribution of revenues remained unchanged, as the retail segment held 80% and the foodservice segment held 20%.

In addition, during fiscal 2004 we increased our market shares by nearly 1% in both Québec and Ontario. This expansion is partially due to the growth of clients of our Canadian fluid milk activities. In the Maritimes, several marketing initiatives were carried out to support the launch of new functional milk products such as *Calcium Extra*, *Protein Extra* and *Lactose Free*. We are relying on our *Baxter* and *Dairyland Plus* brands to grow our market share in this region.

We also started to produce fruit drinks under the *Sunny Delight*[(1)] license and market them throughout Canada. Since these activities began at the very end of the fiscal year, they had little impact on fiscal 2004 revenues.

The dairy products market in Canada remained stable and competitive throughout the year. In fact, the market displayed no trends that would warrant to manage differently with respect to client bases or pricing.

EBITDA (Canadian and Other Dairy Products Sector)

Earnings before interest, income taxes, depreciation and amortization (EBITDA) amounted to $209.9 million as at March 31, 2004, up 5.2% compared to the $199.6 million posted in fiscal 2003. The EBITDA margin slipped from 9.9% in 2003 to 9.7% in 2004.

During fiscal 2004, we implemented a series of rationalization measures in order to achieve greater operational efficiency. The measures led to the closure of cheese plants in Cookstown and Oakville (phase 2), Ontario, the closure of fluid milk plants in Calgary, Alberta, and Armstrong, British Columbia, and the sale of our manufacturing operation on Annacis Island in British Columbia. All these measures are aimed at improving our operational efficiency. The Company incurred a rationalization expense of $7.8 million. These measures had little effect on the EBITDA for fiscal 2004, as most of the rationalizations were finalized at the end of the year. However, these measures will translate into significant savings during fiscal year 2005 and thereafter.

During fiscal 2004, the milk by-products market combined with the rising Canadian dollar negatively affected the Company by an amount of approximately $2 million. Excluding the rationalization factors and the price of by-products, our EBITDA would have stood at $219.7 million, resulting in an EBITDA margin of 10.2% and representing $20.1 million in additional EBITDA over the previous year.

The Canadian and Other Dairy Products Sector performed well in 2004. The primary drivers of this performance were the rationalization measures undertaken during fiscal 2003 in our Canadian cheese activities, which were directly reflected in the increased EBITDA posted for fiscal 2004. We benefited from annual savings of approximately $7 million, an amount in line with our projections. Our specialty cheeses, which generate higher margins, also experienced increased sales volume during the year.

(1) Trademark used under license.

In our Canadian fluid milk activities, sales increased markedly during the year for products such as yogurt, flavoured milk, flavoured coffee creamers and sour cream—four specialized product categories that are more profitable. These product categories were supported by marketing efforts that required additional expenses of approximately $2.7 million.

The nearly 1% increase in market share in both Québec and Ontario, provinces in which we have less market strength, was also a contributing factor to fiscal 2004 performance. Several administrative moves aimed at consolidating services related to our Canadian fluid milk activities resulted in savings of approximately $1 million during the year.

As for our operations in Argentina, they have contributed to revenues since their acquisition, but have had little impact on EBITDA.

During the year, we made fixed asset investments, some of which were related to the rationalization of manufacturing units and others that were related to automation. Automation initiatives included automated bottle-casing and new bottling lines for flavoured milks, flavoured coffee creamers and fruit drinks, the latter being subject to licensing agreements concerning production and distribution. Owing to the rationalizations, between the beginning and end of fiscal 2004, our excess production capacity went from 30% to 20% in our Canadian cheese activities and from 40% to 32% in our Canadian fluid milk activities.

In addition, investments in our Tavistock plant over the previous two years enabled us to have a fully integrated operation in Ontario while increasing our capacity to transform by-products.

Outlook (Canadian and Other Dairy Products Sector)

The rising consumer interest in specialty cheeses should continue in line with the trend observed in 2004. We intend using our current market position to promote our specialty products and, as a result, draw more use from our manufacturing capacity.

The revitalization of certain brands through television commercials such as those that began airing in Québec at the start of fiscal 2005 will be spread nationally.

As for our Canadian fluid milk activities, EBITDA should benefit from annual savings derived from the rationalization measures implemented in 2004, savings evaluated at approximately $9 million annually. New, innovative products will be marketed to satisfy consumer needs. For example, the packages of certain product categories will be redesigned to enhance their visual appeal and functionality. Also, we will continue the program related to the implementation of milk vending machines as well as our efforts to grow our market share of fluid milk in both Québec and Ontario, provinces where we have limited presence. Furthermore, fiscal 2005 will benefit from a full year of Canada-wide licensed production and commercialization of *Sunny Delight*(1) beverages, which were introduced at the end of 2004.

We will continue to make investments in fixed assets that need to be replaced as well as in new technologies and automation projects. Our main challenge will be to fully integrate, by the end of this coming fiscal year, the former Milk and Cheese (Canada) divisions into a single operating unit. The entire organizational framework is already in place. Through this merger, we will be able to adopt a more global approach to our client base, and we will conduct several studies focused primarily on ways to better serve our clients. Whether it is the manner by which we transport merchandise or how we deliver customer service, improvements will be made.

Argentina, a country in which we have been operating since November 2003, represents an entirely new market for Saputo. Our acquisition in this country is unlike any of our prior acquisitions, where we were already active in the market and wanted to integrate the acquired operations into our own. In Argentina, we are looking to improve activities in order to establish a solid foundation from which we can draw long-term benefits and opportunities. In addition to having a corporate team that provides support, four members of our Canadian and US operations already hold key positions. They are working in conjunction with the local team, assisting with administration, manufacturing and sales operations, in order to improve efficiency and promote the corporate culture. Several moves will be made over the coming year. For one, we will be implementing our information systems so as to harmonize management tools. We will gain greater understanding of the markets, clients, products and methods, and adapt our methodologies accordingly. Finally, we will invest some $13 million to implement the technologies and methods that have driven our success. As such, fiscal 2005 in Argentina will be a year of transition and adaptation to be well positioned for the future.

(1) Trademark used under license.

US Dairy Products Sector

Our Cheese Division (USA), which comprises of our US Dairy Products Sector, demonstrated sound performance in fiscal 2004. The division experienced excellent sales growth as well as more favourable market conditions than those of fiscal 2003. We manufacture approximately 6% of all the natural cheese produced in the United States.

Over fiscal 2004, we continued to exhibit a good balance of revenues from our three market segments. Our retail and foodservice segment generated increased sales volumes during 2004, whereas the industrial segment experienced a decline.

Revenues (US Dairy Products Sector)

Fiscal 2004 revenues totalled $1.241 billion, an increase of $28 million or 2.3% over the $1.213 billion in revenues experienced in 2003. The Cheese Division (USA) saw sales volume grow 5.9%, which had a positive impact on revenues of approximately $72 million. The average selling price per pound of cheese during fiscal 2004 was US$1.39, a US$0.24 increase over the average US$1.15 in 2003. This increase had a positive impact of some $138 million on the revenues we generated in the United States. The appreciation of the Canadian dollar throughout the year negatively affected revenues by approximately $182 million.

The increase in sales volume for fiscal 2004 owes to two factors. First, dynamic growth in some product categories and the addition of new clients represent 71% of this increase. Second, the acquisition of the business associated with the blue cheese brands *Treasure Cave* and *Nauvoo* accounts for the remainder of the increase.

We offer products in three market segments: retail, foodservice and industrial. Our pricing, rebating and discounting practices in all three market segments were unchanged throughout the year, except for the following. Usually, our prices are based on the average selling price per pound of cheese as determined by the Chicago Mercantile Exchange (CME). For certain products in the industrial segment, the selling price of our products is now more closely tied to the cost of the milk as raw material.

The **retail** segment accounts for 30% of our total sales volume in the United States. It grew 12.9% during 2004 due to contributions by firmly established brands such as *Frigo, Stella, Dragone, Frigo Cheese Heads* and our new brand, *Treasure Cave.* Our cheese products in snack formats are leaders in this segment. Such products include our string cheese, which continues to enjoy great success. Volumes increased approximately 26% in 2004, which matched growth for the entire category. The increase originates primarily from our branded products. Consumption of string cheese increased 25% during fiscal 2004, and *Frigo Cheese Heads* remains the most popular string cheese brand in the United States.

Greater sales in the retail segment is directly attributable to intensive point-of-sale promotions, greater support of our brands vis-à-vis consumers and a trend toward healthier diets. This trend gathered steam in the fourth quarter following the abundant media attention surrounding low-carbohydrate diets. As a result, the snack cheese category grew 36% in the fourth quarter of 2004 compared to the same period a year earlier, and we have exceeded this growth.

Other products that contributed to the growth of the retail segment include *Frigo Cheese Heads Mini Bars,* which were introduced during first quarter of fiscal 2004, and our ricotta product offering, which was relaunched during the third quarter of the same year. Combined, they accounted for approximately 6% of the increase in retail sales. Furthermore, the acquisition of activities related to the blue cheese brands *Treasure Cave* and *Nauvoo* helped strengthen our leadership position in this category.

The **foodservice** segment accounts for 42% of our total sales volume in the United States. Our sales volume grew 13.1% in 2004 compared to fiscal 2003 due to the addition of new clients and to efforts deployed in 2003 for our specialty cheeses. Pizza consumption remained strong, and we increased market penetration of our specialty cheeses within our client base in order to respond to consumers' increasing demand for cheeses on the menu. This helped us increase the volume of sales for most of our cheese categories during fiscal 2004. We were also able to strengthen our position among restaurateurs who offer other varieties of cheese as a result of the addition of new blue cheese activities, acquired in May 2003. These initiatives, which began last year, have proved beneficial, notably with our broadline distributors.

Revenues
US Dairy Products Sector
(in millions of dollars)


1,282.6
1,212.8
1,241.0
2002
2003
2004

Sales volumes (%) per segment
US Dairy Products Sector


42% Foodservice
28% Industrial
30% Retail


TREASURE CAVE
Crumbled
BLUE

EBITDA
US Dairy Products Sector
(in millions of dollars)


134.0
120.1
160.9
2002
2003
2004

We continued to focus efforts on our line of *Saputo Premium* cheeses, which are high-end products aimed at independent pizzerias and "mom and pop" establishments. We will continue in this direction with an objective of offering quality products to distributors and pizzerias, such that they may benefit from our services and expertise.

During fiscal 2004, we noticed some changes in the market place. Some competitors drove their production capacity above demand, the effect of which was downward pressure on prices, especially in the mozzarella category. Despite this competition, we managed to increase our sales volume in the foodservice segment. We will pursue growth opportunities by continuing to offer products that satisfy our clients' needs in terms of performance, quality and price.

The **industrial** segment represents 28% of our total sales volume in the United States. During 2004, sales volume for this segment declined 8.8% over 2003, mainly because we streamlined some less-profitable volumes. On the other hand, we continued to profit from gains made in the ricotta category for prepared meals, as our ricotta sales rose approximately 20% in 2004. We will continue to focus on growing this segment by forging long-term relationships with clients who appreciate the value of a functional, service-oriented and fairly priced product. By acquiring the business associated with the *Treasure Cave* brand, we were able to grow sales of blue cheese and serve new clients who produce salad dressings.

Products in the industrial segment also include whey by-products, sweetened condensed milk and eggnog. Prices of by-products on the international market continued to fall slightly during fiscal 2004. In the first quarter of 2004, however, we strengthened our position in the area of whey by-products through our interest in Gallo Protein 2003, LLC, which has helped add value to our whey by-products in California. In order to remain efficient, we will continue to focus our efforts on developing products and improving our technology.

EBITDA (US Dairy Products Sector)

During fiscal 2004, earnings before interest, income taxes, depreciation and amortization totalled $160.9 million, a $40.8 million or 34% increase over the $120.1 million posted in 2003. The 5.9% growth in sales volume for fiscal 2004, combined with our operational efficiency, earnings drawn from the added value of our whey by-products through our partnership in Gallo Protein 2003, LLC, and the contribution of the business associated with the *Treasure Cave* brand, had a positive impact on EBITDA of approximately $27.7 million. In addition, favourable market conditions in 2004 had a positive effect of $36.9 million on EBITDA. However, the appreciation of the Canadian dollar resulted in a $23.8 million shortfall in EBITDA.

The average selling price per pound of cheese for fiscal 2004 was US$1.39, a US$0.24 increase over the average of US$1.15 in 2003. This had a favourable impact on the absorption of fixed costs. In addition, the increase had a positive effect on the sales of inventory produced at lower costs for fiscal 2004. Over the past year, the relationship between the average selling price per pound of cheese and the cost of milk as raw material also proved advantageous. The slight decline in by-product prices during the year had virtually no effect on EBITDA.

The increase in volumes for fiscal 2004 allowed our manufacturing plants to further absorb their overhead, rendering them more efficient.

Outlook (US Dairy Products Sector)

Saputo is proud to produce quality cheeses at the best possible price. Having posted sales growth of around 5.9%, the Cheese Division (USA) once again demonstrated the appeal its products hold for consumers. With our steadfast determination to satisfy consumer needs, we will work relentlessly in the coming year in order to continue producing quality products, improving them, and developing new ones, both for the benefit of our clients and for consumers of our products. In terms of innovation, in the first quarter 2005, we will be launching our shaved parmesan product, which will be aimed at retail and foodservice clients. In addition, because consumers are increasingly conscientious about healthy eating habits, we have recently launched a light string cheese product and will continue to promote these types of products throughout the following year.

Given the increased volumes and new product launches, we must ensure that we maintain sufficient manufacturing capacity. At the end of fiscal 2003, we were running at 93% capacity. At the end of fiscal 2004, given the increase in sales volumes, we launched a project designed to expand total capacity by approximately 12%. The project should be completed midway through 2005. Of the estimated $10 million needed to complete the project, $5.8 million have already been disbursed. We are currently running at 94% capacity. If necessary, the Company could add manufacturing capacity to its plants.

Saputo offers consumers dairy products that are the foundation of a balanced diet. Any change in economic conditions could influence consumers to change their eating habits. Thanks to our revenue streams, which are well balanced among three market segments, we are strongly positioned to adapt to such economic changes.

A significant rise in the Canadian dollar negatively affected our results for fiscal 2004. It is extremely difficult to predict fluctuations in US or Canadian currencies, as exchange rates can be affected by many factors.

The Cheese Division (USA) operates in an industry prone to frequent and often dramatic fluctuations in prices. Base prices are set according to daily transactions conducted at the CME. The CME acts as an auction market for certain commodity products where brokers represent buyers and sellers. Cheese is bought and sold on a daily basis, whereas butter is traded three days a week. The prices established at the end of a session serve as the reference price for most cheese and butter sales made in the United States. The stability of market prices depends on the capacity of supply to meet demand. Minor imbalances can often create major changes in price. Numerous factors such as climate, government policies, the price of feed, livestock health problems, economic conditions and consumption trends can therefore greatly influence dairy prices. History has shown that the dairy market can be more difficult to predict than the stock market, interest rates or exchange rates. During fiscal 2004, the CME's market for cheddar cheese blocks ranged from US$1.09 and US$2.09. Future fluctuations in cheese prices will therefore have either a negative or favourable effect on the Cheese Division (USA) results. Our continued success will depend on our ability to quickly and favourably react to changing market conditions as they arise.

Grocery Products Sector

The Grocery Products Sector, which consists of the Bakery Division, represents 4.7% of the Company's revenues.

Revenues (Grocery Products Sector)

Revenues for the Grocery Products Sector totalled $167.4 million for the fiscal year ended March 31, 2004, virtually the same level as the $167.9 million in revenues achieved in the previous fiscal year. Sales volumes in fiscal 2004 were up approximately 1%.

There was no material change in overall sales levels, either on a regional or brand basis. New products were introduced for the Christmas and Easter seasons, such as *Jos. Louis* and *May West* Easter eggs. Other products, such as carrot cake and Queen Elizabeth cake, became permanent additions to the line of products.

At year-end we also added a new *"Full Choco" Jos. Louis,* advertised in a televised promotional campaign targeting the teenage market.

The division maintained its dominant market share despite increasing competition.

With respect to the US market, there was no noticeable change in sales over the fiscal year. Product introductions in this market remain small-scale, carried out on a step-by-step basis, and in well-identified regions.

It is important to note that in fiscal 2004 we took a close look at Bakery Division operations with a view to taking a position on shaping future endeavours. During this period, few major initiatives were taken, and this accounts for the stability of revenues.

EBITDA (Grocery Products Sector)

EBITDA closed at $32.5 million on March 31, 2004, down slightly by $0.7 million from March 31, 2003. The EBITDA margin dropped from 19.8% in 2003 to 19.4% in 2004.

Compared to the same period last year, we faced some manufacturing cost increases during fiscal 2004. These increases were in raw materials and packaging as well as in salaries, and did not translate into increased selling prices of our products on a national scale. On the other hand, certain cost reductions should be noted, in terms of marketing and employee benefits, as a result of non-recurring expenses compared to the previous fiscal year. In addition, the capitalization of fixed assets, carried out throughout fiscal 2003 and fiscal 2004, has enabled us to improve our manufacturing efficiency by implementing the robotization of certain operations. Overall, all of these items essentially had almost no impact on EBITDA.

Outlook (Grocery Products Sector)

Fiscal 2004 was a time in which we reassessed the future of the Bakery Division. After having weighed various alternatives, we decided, last February, to maintain our commitment with respect to the division. Our analysis enabled us to confirm this division's growth potential.

With our decision to continue pursuing the activities of the Bakery Division, last February we announced controlled and targeted investments totalling approximately $20 million over a three-year period, investments that should be supported by the additional profitability generated during this period. These investments, which will begin at the end of fiscal 2005, should enable greater geographical penetration. In the interim, we will also explore alternatives in other market segments, such as the foodservice and industrial. Well positioned in the pastry market niche, we will mount a concerted effort to maximize utilization of manufacturing capacity that is underused by close to 30%. Through capital investments, we will continue certain manufacturing robotization programs. The outlook for fiscal 2005 does not suggest increased costs for ingredients and packaging. To recover certain cost increases incurred in fiscal 2004, we will assess, as required, the need to increase the selling prices of our products. In fiscal 2005, we forecast additional expenses of approximately $2 million related to the pension plan.

Although our products fall within the indulgence category, we are aware of the current consumer trends toward products with lower fat and trans-fat content, and are therefore focusing research and development on these areas in an effort to fully realize the potential of some of our brands and adequately meet consumer demand.

Revenues
Grocery Products Sector
(in millions of dollars)



187.4
167.9
167.4
2002
2003
2004

EBITDA
Grocery Products Sector
(in millions of dollars)



35.4
33.2
32.5
2002
2003
2004

Liquidity

Cash generated before changes in non-cash working capital items totalled $301.3 million for fiscal 2004, up 20% compared to $250.1 million in fiscal 2003. This increase is mainly attributable to the increase in net earnings for the year.

During fiscal 2004, non-cash operating working capital items used $13.7 million of the cash flows, compared to $26.6 million in 2003. This decline is primarily attributable to certain factors, including the appreciation of the Canadian dollar and the increase in the average selling price per pound of cheese in the US Dairy Products Sector in 2004.

In **investing activities,** the Company contributed $100.0 million to business acquisitions. Our last acquisition in Argentina, Molfino Hermanos S.A., was a $59.9 million investment. Last May, in the United States, we completed the acquisition of a 51% interest in Gallo Protein 2003, LLC, a company that manufactures and markets certain by-products, and we also completed the acquisition of the blue cheese business associated with the *Treasure Cave* and *Nauvoo* brands, all for $40.1 million.

The Company also added $90.4 million in fixed assets, of which nearly 74% went into the replacement of fixed assets. The remaining funds were used to implement new packaging lines and new technologies, as well as to expand and increase certain manufacturing capacities. We also disposed of unused fixed assets for an amount of $5.9 million following certain rationalizations. The largest amount was related to the sale of our manufacturing operation on Annacis Island, British Columbia.

The portfolio investment was reduced by $2.0 million following the receipt of dividends in excess of the Company's share in accumulated earnings.

As for **financing activities,** we repaid $110.1 million of long-term debt. Although the Company had strong cash-flow performance from operations during fiscal 2004, we used $63.9 million in bank loans to cover partially our investing activities.

We paid out $47.7 million in dividends during the last fiscal year.

Financial Resources

The Company's working capital stood at $297.2 million at March 31, 2004, compared to $269.3 million at the end of the previous fiscal year. Over the course of fiscal 2004, our interest-bearing debt-to-equity ratio improved, and is at 0.39 as at March 31, 2004 compared to 0.53 as at March 31, 2003.

The Company is in excellent financial condition. We do not foresee any additional working capital requirements and, over the next fiscal year, we intend to repay, at a minimum, the current portion of the long-term debt of $44.0 million, all in accordance with our contractual commitments. We also intend to repay amounts of bank loans, for a total of $82.4 million.

For fiscal 2005, we foresee making approximately $80 million in additions to fixed assets, with $53 million earmarked for new technologies and for added manufacturing capacity. The remainder will be devoted to replacing certain fixed assets. Of these capital investments, nearly $13 million relates to our activities in Argentina, newly acquired last November. In addition, we expect a fixed-asset depreciation expense in the amount of nearly $68 million. Saputo will finance additions made to fixed assets in fiscal 2005 from cash flows resulting from operations. As at March 31, 2004, the Company had no important commitments related to fixed-asset acquisitions.

The Company currently has at its disposal bank credit facilities of $241 million, $82.4 million of which are drawn. We can ensure growth primarily through significant cash flows generated by the Company and a currently undrawn bank credit facility of approximately $159 million. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

Balance Sheet

Compared to March 31, 2003, the main balance sheet items have varied as a result of certain factors such as the appreciation of the Canadian dollar, various business acquisitions made over the course of fiscal 2004, as well as the change in the selling price per pound of cheese in the US. The conversion rate of our US operation's balance sheet items in US currency was CND$1.3113 per US dollar as at March 31, 2004, compared to CND$1.4678 per US dollar as at March 31, 2003, effectively reducing the value of the affected balance sheet items. The conversion rate of our Argentinian operation's balance sheet items in Argentine pesos was CND$0.4570 per ARS as at March 31, 2004, compared to CND$0.4361 per ARS as at November 28, 2003, that is, at the time of acquisition. This increased the value of the affected balance sheet items. The various acquisitions made have otherwise added value to the receivables, inventories, fixed assets, goodwill, trademarks and accounts payable. The higher selling price per pound of cheese as at March 31, 2004 compared to March 31, 2003 accordingly increased the value of our receivables, inventories and accounts payable. From an operations perspective, as at March 31, 2004, our inventory levels were approximately $16 million higher than levels for the previous fiscal year. We also reduced the value of our portfolio investment by $2.0 million by applying dividends received in excess of the Company's share in accumulated earnings. The change in foreign currency translation adjustment listed under shareholders' equity is determined on the basis of the change in foreign exchange rates. The Company's total assets stood at $2.070 billion as at March 31, 2004, compared to $1.971 billion as at March 31, 2003.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each class must be determined at the time of their creation.

	Authorized	Issued as at March 31, 2004	Issued as at June 1, 2004
Common shares	Unlimited	103,777,730	103,970,432
Preferred shares	Unlimited	None	None
Stock options issued and outstanding		4,745,580	5,494,605

Off-Balance Sheet Arrangements

For all of its operations, the Company has certain off-balance sheet arrangements, consisting primarily of leasing certain premises as well as certain lease agreements for equipment and rolling stock. These agreements are recorded as operating leases. Future minimum leases as at March 31, 2004 totalled $46.1 million.

The Company does not use derivative financial instruments for speculation. Saputo uses certain derivative instruments in specific situations. In the normal course of business, our Canadian operation imports certain products and our management of foreign exchange risk occasionally leads us to conclude certain foreign currency purchases in euros, of which the total amount as at March 31, 2004 was 500,000 euros.

Furthermore, in order to properly manage risks related to interest rate fluctuations, the Company uses interest rate swaps. As at March 31, 2004, the Company was party to an interest rate swap at a rate of 5.08%, covering an amount of $34.7 million of long-term debt. As at March 31, 2004, an amount of $556,000 would be required to settle this contract.

The Company periodically enters into forward contracts to protect itself against price fluctuations on certain commodities when it has secured a commitment to sell a finished product. As at March 31, 2004, the market value of these contracts is $2.6 million.

The Company's exposure to the financial instruments used is not affected by changing economic conditions, since these instruments are generally held until maturity.

Notes 15 and 16 to the consolidated financial statements describe the Company's off-balance sheet arrangements.

Guarantees

From time to time, the Company enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or disposals, agreements which by nature may provide for indemnification to third parties. These indemnification provisions may be in connection with breach of representations and guarantees and for future claims for certain liabilities, including liabilities related to tax and environmental issues. The terms of these indemnification provisions vary in duration.

Note 15 to the consolidated financial statements discusses the Company's guarantees.

Contractual Obligations

The Company's contractual obligations consist of commitments to repay its long-term debt as well as certain leases of premises, equipment and rolling stock.

Note 7 describes the Company's commitment to repay long-term debt, and Note 15 describes its lease commitments.

(in thousands of dollars)	Long-term debt	Minimum lease	TOTAL
2005	43,969	16,585	60,554
2006	50	8,941	8,991
2007	39,389	7,471	46,860
2008	17	5,093	5,110
2009	–	4,392	4,392
Subsequent years	288,486	3,600	292,086
Total	371,911	46,082	417,993

Related Party Transactions

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value.

Accounting Standards

Applied Standards

Stock Based Compensation and Other Stock Based Payments

In compliance with the recommendation of the Canadian Institute of Chartered Accountants (CICA) to use the fair value based method, the Company, effective April 1, 2002, has prospectively recorded stock based compensation in its results.

Impairment of Long-Lived Assets

Section 3063 of the CICA Handbook, *Impairment of Long-Lived Assets,* establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises.

An impairment is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

The Company has already adopted these new standards on a prospective basis since fiscal 2003.

Disclosure of Guarantees

The CICA Accounting Guideline AcG-14, *Disclosure of Guarantees,* requires entities to disclose information on given guarantees, regardless of the likelihood of the Company having to make payments under these guarantees.

This Guideline applies to interim and annual periods beginning on or after January 1, 2003. The Company has already applied this Guideline since fiscal 2003.

Disposal of Long-Lived Assets and Discontinued Operations

Section 3475 of the CICA Handbook, *Disposal of Long-Lived Assets and Discontinued Operations,* established standards for the recognition, measurement, presentation and disclosure of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets.

The requirements apply to disposal activities initiated, following the Company's commitment to pursue a plan, effective May 1, 2003. The Company prospectively adopted these new recommendations effective in fiscal 2004.

Future Standards

Asset Retirement Obligations

Section 3110 of the CICA Handbook, *Asset Retirement Obligations,* requires the recognition of liabilities for legal obligations, whether they are of a legal, prescribed, contractual or other nature, and normally when these obligations arise. The liability's fair value is initially measured and the related costs are capitalized in the carrying amount of the fixed asset in question. The asset retirement cost is amortized in the income statement using a systematic and rational method. This recommendation should not have a significant impact on the Company's future results. Section 3110 applies to fiscal years beginning on or after January 1, 2004.

Hedging Relationships

The CICA Accounting Guideline AcG-13, *Hedging Relationships,* specifies the circumstances in which hedge accounting is appropriate, and it examines in particular the identification, documentation, designation and effectiveness of hedge accounting, as well as the discontinuance of hedge accounting.

The Guideline applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. Earlier application is encouraged.

The Company estimates that the application of this new standard will not have a significant effect on its financial statements.

Critical Accounting Policies and Use of Accounting Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates. These estimates are established on the basis of previous years and management's best judgment. Management continually reviews these estimates. Actual results may differ from those estimates. The following section establishes the main estimates used in preparing the consolidated financial statements of Saputo Inc.

Fixed Assets

In order to allocate the cost of fixed assets over their useful lives, estimates of the duration of their useful lives must be carried out. The cost of each fixed asset will then be attributed over the duration of its useful life and amortized year after year on this basis.

Portfolio Investment

The portfolio investment is recorded at cost. The Company carries out an annual valuation to ensure that the fair value of the investment is not lower than the carrying amount. To calculate an estimated fair value, the Company uses the company's EBITDA by applying to it a multiple based on comparable industry standards. If the portfolio investment undergoes a decline in value that is permanent, its carrying amount would be written down to account for this decline in value.

Goodwill

The new standards require that goodwill no longer be amortized, and that an impairment test be performed annually or more frequently when events occur or circumstances arise that could indicate a reduction in its fair value. To determine any decline in value, each of the respective accounting units are required to undergo an assessment. The Company's assessments are based on multiples for Saputo and for the industry. These multiples are applied to EBITDA and net assets. The Company applies this method consistently.

Stock Based Compensation

The Company uses the fair value based method to expense stock based compensation. With this method, the Company records a compensation cost over the vesting period of the options granted. The expected useful life of options used for calculating the fair value of options is based on management's experience and judgment. The expected useful life has not changed since last fiscal year.

Pension Plans

The Company offers and participates in defined contribution pension plans of which close to 82% of its active employees are members. The net pension expenditure under these types of plans is generally equal to the contributions made by the employer. The Company also participates in defined benefit pension plans of which the remaining active employees are members. The cost of these pension benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using management's assumptions bearing on, among other things, the discount rate, expected return on plan assets, rates of compensation increase and the retirement age of employees. All of these estimates and assessments are formulated with the help of external consultants.

The discount rate is determined on the basis of the effective rates of return on high-quality long-term corporate bonds, as required by the adjusted standard, to account for the duration of plan liability. The rate was downwardly adjusted last year from 6.75% to 6.25%, effective December 31, 2003.

We established the expected average return on invested assets at 7.9% given the type and combination of these assets. This assumption is deemed reasonable and is supported by our external consultants.

The compensation growth rate was set at 3.5% over the long term, accounting for estimated future inflation rates.

The Company also offers a post-retirement medical benefit program. For the purposes of assessing costs related to this program, the hypothetical annual growth rate of medical costs was set at between 5.5% and 7% for fiscal 2005 and, based on the assumptions used, these rates should gradually decline to reach 5.3% in 2007 and subsequent years.

Any change in these assumptions or any plan experience that differs from the expected entails actuarial gains or losses with respect to expected results. If these gains or losses exceed 10% of the maximum of the asset or liability of the plans, they are amortized over the expected average remaining service life of the group of employees participating in the plans, in compliance with CICA recommendations.

The table below presents a sensitivity analysis of the key economic assumptions used to measure the impact on defined-benefit pension obligations, on other employee future benefit obligations and on net expenditure. This sensitivity analysis must be used with caution, as its results are hypothetical, and variations in each of the key assumptions could turn out not to be linear. The sensitivity analysis should be read in conjunction with Note 14 of the Consolidated Financial Statements. The sensitivity of each key variable has been calculated independently of the others.

Pension plan assets are held by several independent trusts, and the average composition of the overall portfolio as at December 31, 2003 was 2% in cash and short-term investments, 44% in bonds and 54% in shares of Canadian, US and foreign companies. In the long term, we do not expect any major change to this asset allocation.

For defined-benefit plans, actuarial valuations were performed in December 2002 and 2003, covering all obligations with respect to this type of plan. In light of these valuations, a solvency deficiency of $20 million was posted on December 31, 2003. This deficiency is primarily due to an increase in plan liabilities resulting from a sharp decline in the discount rate prescribed by provincial legislation on pension plans, and from insufficient asset returns at the time of the evaluation. In accordance with this provincial legislation, an additional contribution is required for the next five years to pay off this deficiency. An additional payment of $4.6 million was made in fiscal 2004. The additional payment required for fiscal 2005 will be $5.9 million, that is, $1.3 million more than the previous year.

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery or settlement period for temporary differences. The projection of future taxable income is based on management's best estimates and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets. Canadian, US and international tax rules and regulations are subject to interpretation and require judgment on the part of the Company that may be challenged by the taxation authorities. The Company believes that it has adequately provided for future tax obligations that may result from current facts and circumstances. Temporary differences and income tax rates could change due to fiscal budget changes and/or changes in income tax laws.

Sensitivity Analysis
Pension Plans and Other Employee Future Benefits

	Pension plans		Other employee future benefits	
(in thousands of dollars)	Accrued benefit obligations	Net expense	Accrued benefit obligations	Net expense
Anticipated rate of return on assets				
Effect of an increase of 1%	N/A	(1,712)	N/A	N/A
Effect of a decrease of 1%	N/A	1,712	N/A	N/A
Discount rate				
Effect of an increase of 1%	(16,063)	(926)	(2,036)	(822)
Effect of a decrease of 1%	17,838	1,305	2,498	424
Assumed growth rate of overall healthcare costs				
Effect of an increase of 1%	N/A	N/A	2,080	279
Effect of a decrease of 1%	N/A	N/A	(1,749)	(231)

Risks and Uncertainties

Product Liability

Saputo's operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Saputo has quality control procedures in place within its operations to reduce such risks and has never experienced any material contamination problems with its products. However, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo's reputation for product quality. We maintain product liability and other insurance coverage that we believe to be generally in accordance with the market practice in the industry.

Supply of Raw Materials

Saputo purchases raw materials that may represent up to 85% of the cost of products. It processes raw materials into the form of finished edible products intended for resale to a broad range of consumers. Thus, variations in the price of foodstuffs can influence Company results upwards or downwards, and the effect of any increase of foodstuff prices on results depends on the ability of the Company to transfer those increases to its customers, and this in the context of a competitive market.

US and International Markets

The price of our main raw material—milk—and the price of our cheese products in the United States and Argentina and by-products on international markets are based on market supply and demand forces. The prices are tied to numerous factors, such as the health of the economy and supply and demand levels for dairy products in the industry. Price fluctuations may affect the Company's results. The effect of such fluctuations on our results will depend on our ability to implement mechanisms to reduce them.

Competition

The food processing industry in North America is extremely competitive. Saputo participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo. In the United States, Saputo competes in the dairy industry on a national basis with several regional and national competitors, and this is also true of our activities in Argentina. Our performance will be dependent on our ability to continue to offer quality products at competitive prices, and this applies to all the countries in which we operate.

Consolidation of Clientele

During the last few years, we have seen important consolidation in the food industry in all market segments. Given that we serve these segments, the consolidation within the industry resulted in a decrease in the number of clients and an increase in the relative importance of some clients. Our ability to continue to service our clients in all the markets that we serve will depend on the quality of our products, services and the prices of our products.

Environment

Saputo's business and operations are subject to environmental laws and regulations. We believe that our operations are in compliance, in all material aspects, with such environmental laws and regulations, except as disclosed in our Annual Information Form dated June 8, 2004 for the year ended March 31, 2004. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo and could require significant additional expenditures to achieve or maintain compliance.

Consumer Trends

Demand for our products is subject to changes in consumer trends. These changes may affect the Company's earnings. In order to constantly adapt to these changes, the Company innovates and develops new products.

Financial Risk Exposures

Saputo has financial risk exposure to varying degrees relating to interest rates or to exchange rates related to United States and the Argentine currencies. While we use interest rate swaps to manage our interest rate exposure, we do not fully hedge against all these financial risk exposures, and there can be no assurance that such exposures will not affect our profitability. Approximately 35% of our sales are realized in the United States; therefore, we are exposed to currency exchange fluctuations. Cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars. To minimize the effect of interest rate fluctuations on the results of the Company, Saputo has utilized swaps for 78.6% of its long-term debt in Canadian currency. The debt in US currency is at a fixed rate throughout its term. Overall, 97% of the total long-term debt is protected from interest rate fluctuations.

Regulatory Considerations

The production and distribution of food products are subject to federal, state, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo's operations. The impact of new laws and regulations, stricter enforcement or interpretations or changes to enacted laws and regulations will depend on our ability to adapt and comply. We are currently in compliance with all important government laws and regulations and maintain all important permits and licenses in connection with our operations.

Tariff Protection

Dairy-producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or amendments to international trade agreements will not, at some time in the future, result in the removal of tariff protection in the dairy market, resulting in increased competition. Our performance will be dependent on our ability to continue to offer quality products at competitive prices.

Sensitivity Analysis of Interest Rate and US Currency Fluctuations

The portion of the long-term debt covered by fixed interest rates equals 97%. The used portion of the bank credit facility is subject to interest rate fluctuations, and was not being protected as of March 31, 2004. A 1% change in the interest rate would lead to a change in net earnings of approximately $0.588 million, based on the $82.4 million in bank loans as of March 31, 2004.

Canadian-US currency fluctuations may also affect earnings. Appreciation of the Canadian dollar compared to the US dollar would have a negative impact on earnings. Conversely, a decrease in the Canadian dollar would have a positive impact on earnings. During the year ended March 31, 2004, the average US dollar conversion was based on CND$0.74 for US$1.00. A fluctuation of CND$0.01 would have resulted in a change of approximately $0.940 million in net earnings, $2.5 million in EBITDA and $19.36 million in revenues.

Measurement of Results Not in Accordance with Generally Accepted Accounting Principles

Earnings before interest, income taxes, depreciation and amortization (EBITDA) is not a measurement of performance as defined by Canadian generally accepted accounting principles, and consequently may not be comparable to similar measurements presented by other companies.

The Company assesses its financial performance based on its EBITDA.

	2004				
	Dairy Products			Grocery	
(in thousands of dollars)	Canada and Other	United States	TOTAL	Products	TOTAL
Operating income	$180,001	$129,337	$309,338	$27,881	$337,219
Depreciation of fixed assets	29,854	31,550	61,404	4,634	66,038
EBITDA	$209,855	$160,887	$370,742	$32,515	$403,257

	2003				
	Dairy Products			Grocery	
(in thousands of dollars)	Canada and Other	United States	TOTAL	Products	TOTAL
Operating income	$169,864	$84,365	$254,229	$27,677	$281,906
Depreciation of fixed assets	29,697	35,704	65,401	5,488	70,889
EBITDA	$199,561	$120,069	$319,630	$33,165	$352,795

2004 Quarterly Financial Information
Consolidated Statements of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter (unaudited)	2nd Quarter (unaudited)	3rd Quarter (unaudited)	4th Quarter (unaudited)	Fiscal 2004 (audited)
Statements of earnings data					
Revenues	$ 816,783	$ 915,540	$ 892,010	$ 945,857	$3,570,190
Cost of sales, selling and administrative expenses	726,118	804,658	796,949	839,208	3,166,933
Earnings before interest, income taxes, depreciation and amortization	90,665	110,882	95,061	106,649	403,257
Margin %	*11.1%*	*12.1%*	*10.7%*	*11.3%*	*11.3%*
Depreciation of fixed assets	16,542	16,436	16,252	16,808	66,038
Operating income	74,123	94,446	78,809	89,841	337,219
Interest on long-term debt	9,598	8,971	8,223	8,000	34,792
Other interest	15	416	272	515	1,218
Earnings before income taxes	64,510	85,059	70,314	81,326	301,209
Income taxes	18,450	26,858	20,276	23,260	88,844
Net earnings	$ 46,060	$ 58,201	$ 50,038	$ 58,066	$ 212,365
Net margin %	*5.6%*	*6.4%*	*5.6%*	*6.1%*	*5.9%*
Per share					
Net earnings					
Basic	$ 0.45	$ 0.56	$ 0.48	$ 0.56	$ 2.05
Diluted	$ 0.44	$ 0.56	$ 0.47	$ 0.56	$ 2.03

2003 Quarterly Financial Information
Consolidated Statements of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter (unaudited)	2nd Quarter (unaudited)	3rd Quarter (unaudited)	4th Quarter (unaudited)	Fiscal 2003 (audited)
Statements of earnings data					
Revenues	$ 873,942	$ 861,763	$ 855,342	$ 807,065	$3,398,112
Cost of sales, selling and administrative expenses	785,429	774,155	767,296	718,437	3,045,317
Earnings before interest, income taxes, depreciation and amortization	88,513	87,608	88,046	88,628	352,795
Margin %	*10.1%*	*10.2%*	*10.3%*	*11.0%*	*10.4%*
Depreciation of fixed assets	17,611	17,743	17,796	17,739	70,889
Operating income	70,902	69,865	70,250	70,889	281,906
Interest on long-term debt	11,461	11,159	10,776	10,276	43,672
Other interest	(40)	(836)	(585)	110	(1,351)
Earnings before income taxes	59,481	59,542	60,059	60,503	239,585
Income taxes	18,158	17,433	17,523	12,743	65,857
Net earnings	$ 41,323	$ 42,109	$ 42,536	$ 47,760	$ 173,728
Net margin %	*4.7%*	*4.9%*	*5.0%*	*5.9%*	*5.1%*
Per share					
Net earnings					
Basic	$ 0.40	$ 0.41	$ 0.41	$ 0.46	$ 1.68
Diluted	$ 0.40	$ 0.40	$ 0.41	$ 0.45	$ 1.66

Summary of the Fourth Quarter Results Ended March 31, 2004

Revenues totalled $945.9 million, an increase of $138.8 million compared to the same period for fiscal 2003. The US Dairy Products Sector accounts for $48.0 million of the increase in revenues. The average selling price per pound of cheese on the US market was up by 27% compared to the same quarter for fiscal 2003, representing an increase of $49.0 million in revenues. US sales volumes for the fourth quarter were up by 15.2% compared to fiscal 2003, representing an increase of $45 million in revenues. Appreciation of the Canadian dollar this last quarter compared to the corresponding period in fiscal 2003, and represents roughly $46 million less revenues. The Canadian and Other Dairy Products Sector drove their revenues up $90.0 million compared to the same period last year. Of this amount, approximately $34 million in revenues comes from our latest acquisition in Argentina, which contributed to revenues during this fourth quarter.

Earnings before interest, income taxes, depreciation and amortization for the fourth quarter increased $18.0 million, closing at $106.6 million compared to $88.6 million in 2003. The increase stems essentially from the US Dairy Products Sector because of significantly higher volumes and the fact that the average selling price per pound of cheese was higher than in fiscal 2003. The Canadian and Other Dairy Products Sector and Grocery Products Sector demonstrated a relatively stable EBITDA compared to the same period one year earlier. However, the Canadian and Other Dairy Products Sector incurred rationalization expenses of $2.7 million related to plant closures.

Compared to the same period last year, depreciation of fixed assets remained relatively stable, and interest on long-term debt decreased by approximately $2 million with respect to repayments on long-term debt made throughout fiscal 2004. The effective tax rate was 28.6% compared to 21.1% for the previous year. A $4.1 million tax benefit was achieved through a transfer pricing agreement reached in the fourth quarter of fiscal 2003 and applicable to Canadian-US intercompany transactions. During the quarter ended March 31, 2004, the Company repaid $31.8 million in bank loans and long-term debt and added $21.5 million in fixed assets. For the same period, the Company paid out $12.4 million in dividends to its shareholders, and cash flows generated by operations amounted to $75.1 million, up 9.3% over the same period last year. Net earnings stood at $58.1 million, up 21.5% from the $47.8 million recorded for the same period one year earlier.

Quarterly Financial Information

During fiscal 2004, some specific circumstances affected the quarterly changes in revenues and earnings before interest, income taxes, depreciation and amortization compared to fiscal 2003.

First, the selling price per pound of cheese on the US market was higher during all quarters, except for the first quarter of 2004. The Canadian dollar was higher during all quarters of 2004 compared to the same periods in fiscal 2003. Sales volumes on the US market were higher during all quarters of 2004, except for the first quarter, compared to 2003. Our Canadian operations continued to grow gradually from quarter to quarter in 2004. Finally, last November's acquisition in Argentina contributed to revenues of the third and fourth quarters of 2004. Quarterly earnings directly reflect the effects of the previously mentioned items.

Analysis of Earnings for the Year Ended March 31, 2003 Compared to March 31, 2002

The Company's **consolidated revenues** for the year ended March 31, 2003 were $3.398 billion, compared to $3.457 billion for the previous fiscal year. The average selling price per pound of cheese on the US market was 21% lower for fiscal 2003 as compared to the previous year, creating a shortfall in revenues of approximately $158 million. Also, our Bakery Division operated exclusively in a snack cake environment in fiscal 2003, unlike fiscal 2002, when it was active in the cookie, fine bread and soup categories for 15 weeks. These operations were transferred to Dare Foods in July 2001. Overall, on a comparable basis, revenues would have been 3.5% higher in fiscal 2003 as compared to the preceding year, reflecting increases in all the divisions of the Company.

During fiscal 2003, **earnings before interest, income taxes, depreciation and amortization (EBITDA)** amounted to $352.8 million, almost the same as the $352.4 million posted for fiscal 2002. Fiscal 2003 was marked by a world dairy-product market that was volatile and depressed. World sales prices of whey protein concentrate fell almost 34% compared to fiscal 2002, while the market for lactose was down nearly 19% in fiscal 2003. These market conditions created a shortfall of approximately $6.5 million in EBITDA. The Canadian Dairy Products Sector showed a 9.6% increase in its EBITDA. In the US Dairy Products Sector, the EBITDA decreased by $13.5 million, despite an increase of approximately 9.5% in sales volumes compared to the previous year. The average selling price per pound of cheese on the US market was 21% lower in fiscal 2003 compared to fiscal 2002. The snack cake category of the Grocery Sector generated a relatively stable EBITDA.


La Paulina
DESDE 1921 EN VILLA MARIA
QUESO
Port Salut

Depreciation expense totalled $70.9 million during the year ended March 31, 2003, compared to $68.1 million for the previous year. This increase primarily reflects the additional depreciation required on new fixed-asset acquisitions made during the year.

Interest expenses fell $10.3 million to $42.3 million for the year ended March 31, 2003, compared to an interest expense of $52.6 million for fiscal 2002. This decrease is mainly due to repayments of $133.9 million on long-term debt and bank loans, combined with the lower interest rates on the Company's Canadian debt throughout fiscal 2003.

Income taxes totalled $65.9 million, for an effective tax rate of 27.5% for the year ended March 31, 2003. For the same period in the previous year, tax expenses were $71.6 million, for an effective tax rate of 30.9%. The decrease in the overall tax rate in fiscal 2003 is due to the fact that a greater portion of the Company's taxable net earnings were generated in Canada and were subject to tax rates lower than in the United States.

Net earnings for the year ended March 31, 2003 totalled $173.7 million ($1.68 per share), up 8.4% over the $160.2 million ($1.56 per share) posted for the previous year. These net earnings take into account an amount of $1.3 million to reflect the Company's recording of stock based compensation.

Cash flows generated by operations totalled $223.5 million for the year ended March 31, 2003, a 12.0% increase over the previous year. This is consistent with the increase in net earnings during 2003 as compared to the previous year.

Outlook

Once again, 2004 posts excellent financial results, while at the same time showing an improved financial foundation. During the year, we made three acquisitions and our Dairy Products Sector generated substantial growth in sales volumes. This fiscal year also enabled the Company to take position with respect to the future of the Bakery Division and, for the very first time, to penetrate markets beyond North America as a manufacturer, bringing us a step closer to our goal of becoming a world class dairy processor.

Since becoming a public company in October 1997, we have made several acquisitions—some large-scale acquisitions, which have made a great impact, and other smaller-scale acquisitions, which are just as important for our development. Moreover, we believe in organic growth through building sales volumes, obtaining new clients and developing new market niches. We believe in increasing net earnings by constantly improving the way we do things—essentially, to continue to outdo ourselves.

Consequently, for the last seven years, we have demonstrated our ability to grow organically and through acquisitions. Each of these years posts a return on average equity of more than 18%, except for fiscal 2001 which experienced a 16% return, for an average of 18.5% over the last seven years.

Our outlook is very positive for fiscal 2005. However, there are circumstances over which we have no control, such as changes in foreign currencies that could have an impact when we translate earnings of our foreign self-sustaining operations into Canadian dollars. Changes in the average selling price per pound of cheese in the US could also have an impact, as was the case during fiscal 2004. These circumstances could have positive or negative effects on earnings.

The effects of these changes aside, fiscal 2005 leaves room for projecting positive sales growth in terms of dollars and volume. We also anticipate growth in EBITDA, net earnings and cash flows. This growth takes each division's objectives into account, but does not take into consideration the impact that future acquisitions could have on earnings.

Saputo will continue to judiciously invest in fixed assets and proceed rigorously to limit its additions to the annual depreciation amount. However, this amount may be exceeded during specific projects, among other things, following an acquisition.

We have a sound balance sheet, with $2.07 billion in assets and a debt bearing interest ratio at 0.39 of shareholders' equity. We have great financial flexibility. Current contractual commitments on bank loans and the senior notes would enable us, if new debts were contracted, to add almost $1 billion in additional debt for acquisitions.

We have all the assets from a financial perspective to enable us to become a world class dairy processor. To achieve this goal, we will continue to reinvest in our development. Our proactive approach with respect to acquisitions should be beneficial to attaining our objectives.

Management's Statement of Responsibility for Financial Reporting

Management is responsible for the preparation and presentation of the consolidated financial statements and the financial information presented in this annual report. This responsibility includes the selection of accounting policies and practices and making judgments and estimates necessary to prepare the consolidated financial statements in accordance with generally accepted accounting principles.

Management has also prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is being produced.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is comprised solely of unrelated directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. It also reviews the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee recommends the external auditors for appointment by the shareholders. The external auditors have unrestricted access to the Audit Committee. The consolidated financial statements have been audited by the external auditors Deloitte & Touche, whose report follows.

Lino Saputo, Jr.
President and
Chief Executive Officer

Louis-Philippe Carrière, CA
Executive Vice President,
Finance and Administration,
and Secretary

Auditors' Report to the Shareholders of Saputo Inc.

We have audited the consolidated balance sheets of Saputo Inc. as at March 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants
Laval, Québec
May 21, 2004

Consolidated Statements of Earnings

Years ended March 31 (in thousands of dollars, except per share amounts)	2004	2003
Revenues	$ 3,570,190	$ 3,398,112
Cost of sales, selling and administrative expenses	3,166,933	3,045,317
Earnings before interest, depreciation and income taxes	403,257	352,795
Depreciation of fixed assets (Note 3)	66,038	70,889
Operating income	337,219	281,906
Interest on long-term debt	34,792	43,672
Other interest (Note 10)	1,218	(1,351)
Earnings before income taxes	301,209	239,585
Income taxes (Note 11)	88,844	65,857
Net earnings	$ 212,365	$ 173,728
Earnings per share (Note 12)		
Net earnings		
Basic	$ 2.05	$ 1.68
Diluted	$ 2.03	$ 1.66

Consolidated Statements of Retained Earnings

Years ended March 31 (in thousands of dollars)	2004	2003
Retained earnings, beginning of year	$ 546,667	$ 409,648
Net earnings	212,365	173,728
Dividends	(47,661)	(36,709)
Retained earnings, end of year	$ 711,371	$ 546,667

Consolidated Balance Sheets

As at March 31 (in thousands of dollars)	2004	2003
ASSETS		
Current assets		
Cash	$ 7,874	$ -
Receivables	287,012	239,366
Inventories	420,660	392,852
Income taxes	9,348	24,290
Future income taxes	14,877	12,854
Prepaid expenses and other assets	13,838	18,383
	753,609	687,745
Portfolio investment (Note 2)	53,991	55,991
Fixed assets (Note 3)	661,183	627,841
Goodwill (Note 4)	524,856	550,630
Trademarks (Note 4)	26,076	-
Other assets (Note 5)	46,422	39,618
Future income taxes	3,411	8,861
	$ 2,069,548	$ 1,970,686
LIABILITIES		
Current liabilities		
Bank overdraft	$ -	$ 1,236
Bank loans (Note 6)	82,367	17,592
Accounts payable and accrued liabilities	295,124	245,188
Income taxes	26,020	44,403
Future income taxes	8,927	-
Current portion of long-term debt (Note 7)	43,969	110,000
	456,407	418,419
Long-term debt (Note 7)	327,942	411,135
Employee future benefits (Note 14)	13,941	13,937
Future income taxes	114,429	110,691
	912,719	954,182
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	469,262	464,331
Contributed surplus (Note 9)	4,411	1,475
Retained earnings	711,371	546,667
Foreign currency translation adjustment	(28,215)	4,031
	1,156,829	1,016,504
	$ 2,069,548	$ 1,970,686

On behalf of the Board

Lino Saputo, Director

Louis A. Tanguay, Director

Consolidated Statements of Cash Flows

Years ended March 31 *(in thousands of dollars)*	2004	2003
Cash flows related to the following activities:		
Operating		
Net earnings	$ 212,365	$ 173,728
Items not affecting cash		
Stock based compensation	2,936	1,475
Depreciation of fixed assets	66,038	70,889
Gain on disposal of fixed assets	(680)	(404)
Future income taxes	20,630	4,435
	301,289	250,123
Changes in non-cash operating working capital items	(13,717)	(26,591)
	287,572	223,532
Investing		
Business acquisitions (Note 13)	(99,994)	-
Portfolio investment	2,000	-
Additions to fixed assets	(90,446)	(70,591)
Proceeds on disposal of fixed assets	5,926	4,060
Other assets	(4,677)	3,614
	(187,191)	(62,917)
Financing		
Bank loans	63,945	(11,315)
Repayment of long-term debt	(110,099)	(122,565)
Issuance of share capital for a cash consideration	4,931	4,509
Employee future benefits	4	990
Dividends	(47,661)	(36,709)
	(88,880)	(165,090)
Increase (decrease) in cash	11,501	(4,475)
Effect of exchange rate changes on cash	(2,391)	(1,613)
(Bank overdraft) cash, beginning of year	(1,236)	4,852
Cash (bank overdraft), end of year	$ 7,874	$ (1,236)

Supplemental information		
Interest paid	$ 33,889	$ 38,805
Income taxes paid	$ 70,095	$ 43,079

Notes to the Consolidated Financial Statements

Years ended March 31

(tabular amounts are in thousands of dollars except information on options)

1. Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and include the following significant accounting policies:

Use of Estimates

In the course of the preparation of financial statements in conformity with generally accepted accounting principles, management must make estimates such as the valuation of goodwill, future income taxes and certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets, and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from these estimates.

Consolidated Financial Statements

Investments over which the Company has effective control are consolidated. The interest in the joint venture that is jointly controlled is accounted for by the proportionate consolidation method. The operating results of acquired businesses, from their respective acquisition dates, are included in the consolidated statements of earnings.

Inventories

Finished goods and goods in process are valued at the lower of average cost and net realizable value. Raw materials are valued at the lower of cost and replacement value, cost being determined under the first-in, first-out method.

Income Taxes

The Company follows the liability method of income tax allocation. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives or by using the following methods:

Buildings	15 years to 40 years
Furniture, machinery and equipment	3 years to 15 years
Rolling stock	5 years to 10 years or based on kilometers traveled

Goodwill and Trademarks

Goodwill and trademarks are not amortized however they are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The carrying values of goodwill and trademarks are compared with their respective fair values, and an impairment loss is recognized for the excess, if any.

New Accounting Policy

On May 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding "Disposal of long-lived assets and discontinued operations", which establishe standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and discontinued operations. This new standard was applied prospectively. (See Note 3 for required disclosures.)

Employee Future Benefits

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using estimates of expected return on plan assets, rates of compensation increase, retirement ages of employees and expected health care costs and other post-retirement benefits. Current service costs are expensed in the year. In accordance with generally accepted accounting principles, past service costs and the excess of the net actuarial gains or losses related to defined pension plans over 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service period of active employees to receive benefits under the plans. For valuing defined benefits pension plan assets, the Company uses market values.

Revenue Recognition

The Company recognizes revenue, net of sales incentives, upon shipment of goods when the title and risk of loss are transferred to customers.

Foreign Currency Translation

The balance sheet accounts of the self-sustaining companies operating in the United States and Argentina were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated into Canadian dollars using the average monthly exchange rates in effect during the fiscal years. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States and Argentina. The change in the foreign currency translation account during the year ended March 31, 2004 principally resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the end of the year for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	2004	2003
Foreign currency gain	$ 315	$ 383

Stock Based Compensation

The Company adopted prospectively the Canadian Institute of Chartered Accountants recommendations on stock based compensation and other stock based payments, effective April 1, 2002. The use of the fair value based method of accounting is used to expense stock based compensation awards. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees and the related compensation expense recorded as contributed surplus are credited to share capital.

2. Portfolio Investment

	2004	2003
21% share capital interest in Dare Holdings Ltd.	$ 53,991	$ 55,991

The portfolio investment is recorded at cost less the excess of dividends received over the Company's share in accumulated earnings.

The dividend of $2,000,000 received during the year was accounted for as a reduction of the cost of the investment and the $2,000,000 dividend received in 2003 was included in revenues.

3. Fixed Assets

	2004			2003		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$ 33,932	$ -	$ 33,932	$ 33,050	$ -	$ 33,050
Buildings	253,394	56,013	197,381	237,627	48,158	189,469
Furniture, machinery and equipment	677,945	258,036	419,909	634,027	233,923	400,104
Rolling stock	10,714	4,375	6,339	8,785	3,567	5,218
Held for sale	3,622	-	3,622	-	-	-
	$ 979,607	$ 318,424	$ 661,183	$ 913,489	$ 285,648	$ 627,841

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian Dairy products sector that will be disposed of as a result of certain plant closures. A $1,000,000 write-down to fair value of these assets was recorded during the year. This charge is included in depreciation of fixed assets.

4. Goodwill and Trademarks

	2004			2003		
	Dairy products sector	Grocery products sector	Total	Dairy products sector	Grocery products sector	Total
Goodwill						
Balance, beginning of year	$ 386,117	$ 164,513	$ 550,630	$ 407,862	$ 164,513	$ 572,375
Foreign currency translation adjustment	(27,123)	-	(27,123)	(21,745)	-	(21,745)
Business acquisitions (Note 13)	1,349	-	1,349	-	-	-
Balance, end of year	$ 360,343	$ 164,513	$ 524,856	$ 386,117	$ 164,513	$ 550,630
Trademarks (Note 13)						
Business acquisitions	$ 27,330	$ -	$ 27,330	$ -	$ -	$ -
Foreign currency translation adjustment	(1,254)	-	(1,254)	-	-	-
	$ 26,076	$ -	$ 26,076	$ -	$ -	$ -

5. Other Assets

	2004	2003
Net accrued pension plan asset	$ 37,517	$ 29,553
Other	8,905	10,065
	$ 46,422	$ 39,618

6. Bank Loans

The Company has available short-term bank credit facilities providing for bank loans up to a maximum of approximately $241,000,000. These bank loans are available in Canadian dollars or the equivalent in other currencies and bear interest at rates based on lenders' prime rates plus a maximum of 0.6% or LIBOR or bankers' acceptances rate plus 0.55% up to a maximum of 1.6%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company.

7. Long-Term Debt

	2004	2003
Term bank loan, available in the form of bank advances or bankers' acceptances, repayable by quarterly variable instalments until December 2004, bearing interest at fluctuating rates based on prime rate plus a maximum of 0.6% and bankers' acceptances rates plus 0.55% up to a maximum of 1.6%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company. As at March 31, 2004, the term bank loan is comprised of advances of $1,170,000 ($770,000 in 2003) and bankers' acceptances of $42,700,000 ($153,100,000 in 2003)	$ 43,870	$ 153,870
Senior notes		
7.97%, due in November 2006 (US$30,000,000)	39,339	44,034
8.12%, due in November 2009 (US$170,000,000)	222,921	249,526
8.41%, due in November 2014 (US$50,000,000)	65,565	73,390
Other loans, repayable up to 2008 in annual variable instalments	216	315
	371,911	521,135
Current portion	43,969	110,000
	$ 327,942	$ 411,135

Estimated principal payments required in future years are as follows:	
2005	$ 43,969
2006	50
2007	39,389
2008	17
2009	-
2010 and subsequent years	288,486
	$ 371,911

8. Share Capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	2004	2003
Issued		
103,777,730 common shares (103,460,005 in 2003)	$ 469,262	$ 464,331

317,725 common shares for an amount of $4,931,000 were issued during the year ended March 31, 2004 pursuant to the share option plan. 275,558 common shares for an amount of $4,509,000 were issued during the year ended March 31, 2003 pursuant to the share option plan.

Share Option Plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

8. Share Capital (cont'd)

Options issued and outstanding as at the year-ends are as follows:

		2004		2003	
Granting period	Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
1998	$8.50	125,249	$ 8.50	185,649	$ 8.50
1999	from $16.13 to $18.75	226,180	$ 18.28	298,347	$ 18.29
2000	$19.70	400,164	$ 19.70	445,299	$ 19.70
2001	$13.50	793,069	$ 13.50	884,116	$ 13.50
2002	from $19.00 to $23.00	994,783	$ 19.13	1,060,640	$ 19.12
2003	$30.35	891,072	$ 30.35	910,893	$ 30.35
2004	$22.50	1,315,063	$ 22.50	-	$ -
		4,745,580	$ 20.96	3,784,944	$ 19.99
Options exercisable at year-end		1,566,785	$ 18.12	1,188,048	$ 13.44

Changes in the number of options are as follows:

	2004		2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	3,784,944	$ 19.99	3,258,967	$ 16.69
Options granted	1,338,396	$ 22.50	934,965	$ 30.35
Options exercised	(317,725)	$ 15.52	(275,558)	$ 16.36
Options cancelled	(60,035)	$ 23.31	(133,430)	$ 19.40
Balance at end of year	4,745,580	$ 20.96	3,784,944	$ 19.99

As disclosed in Note 1, the Company began prospectively expensing the fair value of stock options granted since April 1, 2002.
The fair value of share purchase options awarded was estimated at $6.31 per option ($8.98 in 2003), using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk-free interest rate:	4.9%	5.0%
Expected life of options:	7 1/2 years	7 1/2 years
Volatility:	27%	20%
Dividend rate:	1.7%	1.4%

The exercise price of these options is $22.50 ($30.35 in 2003), which corresponds to the closing quoted value of the shares on the day preceding the grant date.
A compensation expense of $2,936,000 ($2,571,000 after income taxes) for stock options granted during the year was recorded in the statement of earnings for the year ended March 31, 2004 and $1,475,000 ($1,310,000 after income taxes) was recorded for the year ended March 31, 2003. The effect of this expense on basic and diluted earnings per share was $0.025 for the year ended March 31, 2004, and $0.013 for the year ended March 31, 2003.
Options to purchase 984,055 common shares at a price of $33.05 were also granted on April 1, 2004.

9. Contributed Surplus

	2004	2003
Contributed surplus, beginning of year	$ 1,475	$ -
Stock based compensation	2,936	1,475
Contributed surplus, end of year	$ 4,411	$ 1,475

10. Other Interest

	2004	2003
Expense	$ 1,586	$ 726
Income	(368)	(2,077)
	$ 1,218	$ (1,351)

11. Income Taxes

The provision for income taxes is comprised of the following:

	2004	2003
Current income taxes	$ 68,214	$ 61,422
Future income taxes	20,630	4,435
	$ 88,844	$ 65,857

Reconciliation of income taxes, calculated using statutory Canadian income tax rates, to the income tax provision presented in the statement of earnings:

	2004	2003
Income taxes, calculated using Canadian statutory income tax rates	$ 101,454	$ 83,200
Adjustments resulting from the following:		
Manufacturing and processing credit	(4,483)	(7,246)
Non-taxable dividend from the portfolio investment	-	(791)
Effect of tax rates of American subsidiaries	4,442	612
Changes in tax laws and rates	(1)	(2,728)
Utilization of tax benefit not previously recognized	(3,501)	-
Other	(9,067)	(7,190)
Provision for income taxes	$ 88,844	$ 65,857

The tax effects of temporary differences that give rise to significant portions of the future tax asset and liability are as follows:

	2004	2003
Future income taxes asset		
Accounts payable and accrued liabilities	$ 5,773	$ 5,496
Income tax losses	2,915	4,570
Other	2,306	4,879
	$ 10,994	$ 14,945
Future income taxes liability		
Inventories	$ 6,680	$ -
Fixed assets	94,624	92,064
Net assets of pension plans	7,259	4,999
Other assets	993	557
Portfolio investment	6,506	6,301
	$ 116,062	$ 103,921

Classified in the financial statements as:		
Current future income taxes asset	$ 14,877	$ 12,854
Long-term future income taxes asset	3,411	8,861
Current future income tax liability	(8,927)	-
Long-term future income taxes liability	(114,429)	(110,691)
Net future income taxes liability	$(105,068)	$ (88,976)

11. Income Taxes (cont'd)

Potential Tax Benefits

As of March 31, 2004, the Company has income tax losses of approximately $58,511,000, which may be used to reduce future years' taxable income of its subsidiaries in Argentina. The benefits resulting from these tax losses have not been recognized in the accounts. These losses expire as follows:

2005	$ 10,584,000
2006	$ 9,281,000
2007	$ 12,568,000
2008	$ 26,078,000

12. Earnings per Share

Basic earnings per share have been calculated using the weighted average number of common shares outstanding during each fiscal year: 103,589,621 shares in 2004 and 103,380,203 in 2003.

Diluted earnings per share for the year ended March 31, 2004 have been calculated using 104,817,272 common shares, being the sum of the weighted average number of outstanding shares as at March 31, 2004 (103,589,621 shares) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan (1,227,651 shares).

Diluted earnings per share for the year ended March 31, 2003 have been calculated using 104,454,043 common shares, being the sum of the weighted average number of outstanding shares as at March 31, 2003 (103,380,203 shares) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan (1,073,840 shares).

13. Business Acquisitions

The Company acquired on May 1, 2003 a 51% voting share interest in Gallo Protein 2003, LLC (a joint venture) for a cash consideration of $3,546,000, and acquired on May 23, 2003 the commercial activities of the *Treasure Cave* and *Nauvoo* brands for a cash consideration of $36,510,000. Relating to the Gallo Protein acquisition, the fair values attributed to the assets acquired were $812,000 to working capital, $1,385,000 to fixed assets, and $1,349,000 to goodwill. The fair values attributed to the assets acquired for the commercial activities of the *Treasure Cave* and *Nauvoo* brands were $5,361,000 to working capital, $3,819,000 to fixed assets and $27,330,000 to trademarks. Gallo Protein 2003, LLC operates in the United States and manufactures and markets whey protein isolates and related products from whey protein concentrate. The commercial activities of the *Treasure Cave* and *Nauvoo* brands are related to the manufacturing and commercialization of blue cheese in the United States.

On November 28, 2003, the Company completed the acquisition of 100% of the voting shares of Molfino Hermanos S.A. (Molfino). Molfino is a cheese and dairy products manufacturer operating in Argentina. Total acquisition costs for Molfino amounted to $66,162,000 including cash of $4,395,000 and related acquisition costs to be paid of $1,829,000 for a net consideration paid of $59,938,000. The fair values attributed to the assets acquired were $40,092,000 to fixed assets, $2,166,000 to other assets, and the remainder of $19,509,000 to working capital. The operating results of Molfino are included in the Canada and other Dairy products sector. The allocation of the purchase price is not completed because the Company is still in the process of finalizing the integration plan of this business. The final allocation will be completed in the next fiscal year.

14. Employee Pension and Other Benefit Plans

The Company provides defined benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees.

Under the terms of the defined benefit pension plans, pensions are based on years of service and the average salary of the last employment years or the career salary. Contributions are paid by employees and contributions by the Company are based on recommendations from independent actuaries.

The defined contribution pension plans entitle participating employees to an annual contribution giving right to a pension.

Plan assets are principally comprised of shares of Canadian and foreign companies, mutual funds and fixed income investments.

Financial position of the plans

	2004		2003	
	Defined benefit pension plans	Other benefit plans	Defined benefit pension plans	Other benefit plans
Changes in fair value of plan assets				
Fair value of plan assets at beginning of year	$ 142,145	$ -	$ 163,003	$ -
Acquisitions during the year	-	-	893	-
Actual return on plan assets	15,914	-	(9,709)	-
Employer contributions	5,548	1,061	698	777
Employee contributions	1,129	111	1,129	71
Benefits paid	(11,767)	(1,172)	(13,684)	(848)
Foreign currency loss	(239)	-	(185)	-
Fair value of plan assets at end of year	152,730	-	142,145	-
Changes in accrued benefits obligation				
Benefits obligation at beginning of year	154,890	20,683	154,735	19,175
Acquisitions during the year	-	-	893	-
Current service cost	4,188	914	4,125	799
Interest cost	10,187	64	10,008	276
Benefits paid	(11,767)	(1,172)	(13,684)	(848)
Actuarial (gains) losses	8,295	(3,213)	(940)	1,281
Amendments and divestitures	-	338	-	-
Foreign currency gain	(333)	-	(247)	-
Benefits obligation at end of year	165,460	17,614	154,890	20,683
Deficit	(12,730)	(17,614)	(12,745)	(20,683)
Unamortized actuarial losses	60,797	2,260	55,715	2,610
Unamortized past service cost	761	(344)	802	(456)
Foreign currency loss	-	-	(1,146)	-
Unamortized transitional obligation	(12,215)	1,757	(13,370)	4,592
Asset (liability) as at the measurement date	36,613	(13,941)	29,256	(13,937)
Employer contributions made from the measurement date to the end of the year	904	-	297	-
Net asset (liability) recognized in the balance sheet	$ 37,517	$ (13,941)	$ 29,553	$ (13,937)

The net accrued benefit asset is included in other assets presented in the balance sheet (Note 5).

14. Employee Pension and Other Benefit Plans (cont'd)

	2004		2003	
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Employee benefit plans expense				
Defined benefit plans				
Current service cost	$ 3,058	$ 584	$ 3,025	$ 694
Interest cost	10,187	1,216	10,058	1,341
Expected return on plan assets	(13,522)	-	(14,010)	-
Amortization of transitional obligation	(1,156)	377	(1,155)	460
Amortization of past service cost	91	(50)	89	37
Curtailment of plans	(1,146)	-	-	-
Amortization of actuarial gain	681	(305)	70	(13)
Provision for decrease in value	-	-	67	-
	(1,807)	1,822	(1,856)	2,519
Defined contribution plans	8,712	-	8,531	-
	$ 6,905	$ 1,822	$ 6,675	$ 2,519
Weighted average assumptions				
Discount rate of obligation	6.25%	6.25%	6.75%	6.75%
Expected long-term rate of return on plan assets	7.90%	N/A	7.90%	N/A
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%

For measurement purposes, a 5.5% to 7% annual rate of increase was used for health, life insurance and dental plan costs for the year 2005 and this rate is assumed to decrease gradually to 5.3% in 2007 and remain at that level thereafter.

15. Commitments and Contingencies

The Company carries some of its operations in leased premises and has also entered into lease agreements for equipment and rolling stock. The minimum annual lease payments required are as follows:

2005	$ 16,585
2006	8,941
2007	7,471
2008	5,093
2009	4,392
Subsequent years	3,600
	$ 46,082

The Company is defendant to certain claims arising from the normal course of its business. The Company believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position.

The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or dispositions, which agreements by their nature may provide for indemnifications of counterparties. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration. Given the nature of such indemnifications, the Company is unable to reasonably estimate its maximum potential liability under these agreements.

16. Financial Instruments and Risk Management

a) Fair Value of Financial Instruments

The fair value of cash, receivables, bank overdraft, bank loans, accounts payable and accrued liabilities corresponds to their carrying value due to their short-term maturity.

The fair value of long-term debt, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $445,133,000 ($604,385,000 in 2003).

b) Credit Risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. The Company does not have any credit risk concentration.

c) Interest Rate Risk

The short-term bank credit facilities and long-term bank loans bear interest at fluctuating rates.

The Company occasionally enters into interest swap contracts to hedge against exposures to increases in interest rates. As at March 31, 2004, the Company had entered into an interest swap contract at a rate of 5.08% covering $34,700,000 of long-term debt. This contract expires in December 2004. As at March 31, 2004, an amount of $556,000 would be necessary to settle this contract.

d) Currency Risk

In the normal course of Canadian operations, the Company enters into certain foreign currency transactions. The Company manages its currency risks by occasionally entering into foreign currency contracts. The Company had outstanding foreign currency contracts as at the balance sheet date for the purchase of 500,000 euros.

The Company realizes approximately 35% of its sales in the United States and is therefore exposed to currency exchange fluctuations.

The cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars.

e) Price Commodities Risk

The Company occasionally enters into hedging contracts to hedge against fluctuations on the price of certain commodities. Outstanding contracts as at the balance sheet date had a fair value of $2,600,000.

17. Segmented Information

The Dairy products sector principally includes the production and distribution of cheeses and fluid milk. The activities of this sector are carried out in Canada, in Argentina and the United States.

The Grocery products sector consists of the production and marketing of snack cakes. Total assets of this sector includes the portfolio investment.

These operating sectors are managed separately because each sector represents a strategic business unit that offers different products and serves different markets. The Company measures performance based on geographic operating income and sector operating income on a stand alone basis.

The accounting policies of the sectors are the same as those described in Note 1 relating to significant accounting policies. The Company does not make any intersector sales.

Information on operating sectors

	2004			2003		
	Canada and other	United States	Total	Canada and other	United States	Total
Revenues						
Dairy products	$2,161,852	$1,240,954	$3,402,806	$2,017,383	$1,212,810	$3,230,193
Grocery products	167,384	-	167,384	167,919	-	167,919
	$2,329,236	$1,240,954	$3,570,190	$2,185,302	$1,212,810	$3,398,112
Earnings before interest, depreciation and income taxes						
Dairy products	$ 209,855	$160,887	$ 370,742	$ 199,561	$ 120,069	$ 319,630
Grocery products	32,515	-	32,515	33,165	-	33,165
	$ 242,370	$160,887	$ 403,257	$ 232,726	$ 120,069	$ 352,795
Depreciation of fixed assets						
Dairy products	$ 29,854	$ 31,550	$ 61,404	$ 29,697	$ 35,704	$ 65,401
Grocery products	4,634	-	4,634	5,488	-	5,488
	$ 34,488	$ 31,550	$ 66,038	$ 35,185	$ 35,704	$ 70,889
Operating income						
Dairy products	$ 180,001	$129,337	$ 309,338	$ 169,864	$ 84,365	$ 254,229
Grocery products	27,881	-	27,881	27,677	-	27,677
	$ 207,882	$129,337	337,219	$ 197,541	$ 84,365	281,906
Interest			36,010			42,321
Earnings before income taxes			301,209			239,585
Income taxes			88,844			65,857
Net earnings			$ 212,365			$ 173,728

Geographic information

	2004				2003		
	Canada	Argentina	United States	Total	Canada	United States	Total
Revenues							
Dairy products	$2,117,390	$ 44,462	$1,240,954	$3,402,806	$2,017,383	$1,212,810	$3,230,193
Grocery products	167,384	-	-	167,384	167,919	-	167,919
	$2,284,774	$ 44,462	$1,240,954	$3,570,190	$2,185,302	$1,212,810	$3,398,112
Total assets							
Dairy products	$ 932,552	$ 89,138	$ 756,236	$1,777,926	$ 861,176	$ 824,759	$1,685,935
Grocery products	291,622	-	-	291,622	284,751	-	284,751
	$1,224,174	$ 89,138	$ 756,236	$2,069,548	$1,145,927	$ 824,759	$1,970,686
Net book value of fixed assets							
Dairy products	$ 305,134	$ 41,805	$ 274,368	$ 621,307	$ 276,036	$ 312,164	$ 588,200
Grocery products	39,876	-	-	39,876	39,641	-	39,641
	$ 345,010	$ 41,805	$ 274,368	$ 661,183	$ 315,677	$ 312,164	$ 627,841
Additions to fixed assets							
Dairy products	$ 63,713	$ 315	$ 21,295	$ 85,323	$ 42,694	$ 22,080	$ 64,774
Grocery products	5,123	-	-	5,123	5,817	-	5,817
	$ 68,836	$ 315	$ 21,295	$ 90,446	$ 48,511	$ 22,080	$ 70,591
Goodwill							
Dairy products	$ 132,698	$ -	$ 227,645	$ 360,343	$ 132,698	$ 253,419	$ 386,117
Grocery products	164,513	-	-	164,513	164,513	-	164,513
	$ 297,211	$ -	$ 227,645	$ 524,856	$ 297,211	$ 253,419	$ 550,630

Social Responsibility

In the beginning, back in 1954, Saputo had only three employees. Fifty years later, it now employs 7,500 people, thereby contributing to economic and social life in different regions. The Company plays a key role in the food industry. First and foremost, Saputo is a dairy processor and therefore is an important link in the supply chain between milk producers, clients and consumers. Our activities in the bakery sector also serve to strengthen our role as a major player in the food industry. Due to our responsibilities as a food manufacturer, we adhere to the highest quality standards. By emphasizing innovation and research and development, we help promote and increase the consumption of certain product categories in order to benefit the entire food industry as well as our business partners.

The capital investments that we continue to make emphasize our participation in economic development.

By continuing with our business development efforts, we contribute to the development of all our employees. One of our challenges, in terms of human resources, is to ensure that our employees benefit from a stimulating and motivating work environment that enables them to realize their potential on a daily basis. We are proud to offer employees careers within the Company by encouraging internal promotions, among other things.

We also encourage employees to become true leaders in their communities. Our employees often act as local or regional representatives of the Company by combining their passion at work with their commitment to various social causes and economic and athletic activities.

As a major player in the food industry, we attach great importance to supporting food banks. Among other things, we are intent on providing food on a daily basis to underprivileged children by supporting causes such as the Club des petits déjeuners du Québec.

We also support the volunteer work of some of our employees by donating cash or goods in the wake of tragedies such as the forest fires that caused extensive devastation in British Columbia last year.

Saputo also supports certain universities that offer agriculture programs or programs related to the dairy industry. The Company therefore helps support research in fields related to our fields of activity.

Through sponsorships, we support various causes related, among other things, to family and athletic activities, either at the amateur or professional level. For example, we supported the Montréal and Vancouver marathons last year. We also sponsored the Québec soccer federation.

Our partnership with the Fondation de l'athlète d'excellence du Québec is a cause that is truly important to us. The Fondation supports, by providing academic sponsorships, athletes from Québec and the rest of Canada who distinguish themselves on the national and international scenes. Through this agreement, we support several athletes, including:

- Dasha Gaiazova, who ranked 16th in the 5 km classic at the 2003 Junior World Cross Country Skiing Championships.
- Martin Gilbert, a young cyclist who represented Canada during the World Road Cycling Championships held in Hamilton in October 2003.
- Blythe Hartley, the bronze medallist at the 2003 World Diving Championships. Blythe will be competing in the Olympic Games in Athens this summer.
- Alexandre Jeltkov, who ranked 6th in the high bar competition at the 2003 World Gymnastics Championships. Alexandre will be going to the Olympics in Athens this summer.
- Audrey Lacroix, the gold medallist in the 200 m butterfly at the 2003 Panamerican Games.
- Jana Salat, who ranked 4th at the 2003 World Water Polo Championships. Jana will be going to the Olympics in Athens this summer.
- Giulio Zardo, the 2004 bobsleigh world champion.

Saputo also supports the Montréal Impact, a not-for-profit team in the professional soccer A-league playing both in Canada and the United States. We also sponsor the Montréal Canadiens as the official sponsor of the Saputo Future Canadiens Fan Club. Saputo is a sponsor of the Rocketsports Racing team, which competes in the Champ Car World series. Races in this series are held in Canada, the United States, Mexico, Australia and Korea. The team car is driven by Alex Tagliani, who hails from the greater Montréal area.


Saputo

FAN CLUB
FUTURS CANADIENS
Saputo

Club des petits déjeuners du Québec


JOHNSON CONTROLS





Corporate Management

From left to right:
Randy Williamson, President and Chief Operating Officer, Dairy Products Division (Canada)
Dino Dello Sbarba, President and Chief Operating Officer, Cheese Division (USA)
Pierre Leroux, Executive Vice President, Human Resources and Corporate Affairs
Louis-Philippe Carrière, Executive Vice President, Finance and Administration
Lino Saputo, Jr., President and Chief Executive Officer
Lino Saputo, Chairman of the Board



André Bérard
Corporate Director



Claude Blanchet
Corporate Director



Lucien Bouchard
Senior Partner
Davies Ward Phillips & Vineberg LLP



Pierre Bourgie
President and Chief Executive Officer
Société Financière Bourgie Inc.



Frank A. Dottori
President and Chief Executive Officer
Tembec Inc.



Jean Gaulin
Corporate Director



Caterina Monticciolo, CA
President
Julvest Capital Inc.



Lino Saputo
Chairman of the Board
Saputo Inc.



Lino Saputo, Jr.
President and Chief Executive Officer
Saputo Inc.



Patricia Saputo, CA, FP
President
Pasa Holdings Inc.



Louis A. Tanguay
Corporate Director

Board of Directors

Shareholder Information

Head Office

Saputo Inc.
6869 Métropolitain Blvd. East
Saint-Léonard, Québec, Canada H1P 1X8
Telephone: 514.328.6662 • Fax: 514.328.3364
www.saputo.com

General Annual Meeting of Shareholders

Wednesday, August 4, 2004 at 11 a.m.
Laval Room, Hotel Sheraton Laval
2440 Autoroute des Laurentides
Laval, Québec, Canada H7T 1X5

Investor Relations

Corporate Communications
Telephone: 514.328.3381 • Fax: 514.328.3364
Email: saputo@saputo.com

Stock Exchange

Toronto
Symbol: SAP

Transfer Agent

National Bank Trust
1100 University Street, Suite 900
Montréal, Québec, Canada H3B 2G7
Telephone: 514.871.7171 or 1.800.341.1419
Fax: 514.871.7442

External Auditors

Deloitte & Touche, Laval, Québec

Dividend Policy

Saputo Inc. declares quarterly cash dividends on common shares in an amount of $0.12 per share, representing a yearly dividend of $0.48 per share. The balance of corporate earnings is reinvested to finance the growth of the Company's business.

The Board of Directors may review the Company's dividend policy from time to time based on financial position, operating results, capital requirements and such other factors as are deemed relevant by the Board at its sole discretion.

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Saputo inc.
Communications corporatives
6869, boul. Métropolitain Est
Saint-Léonard (Québec) Canada H1P 1X8
Téléphone : 514.328.3381 • Télécopieur : 514.328.3364
Courriel : saputo@saputo.com

Printed in Canada
This annual report is printed on chlorine-free, recycled paper which contains at least 10% post-consumer fibre.

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Saputo

SAPUTO INC.

ANNUAL INFORMATION FORM

June 8, 2004

TABLE OF CONTENTS

ITEM 1 – THE COMPANY

1.1 INCORPORATION

Saputo Inc. was constituted by a Certificate of Amalgamation issued pursuant to the provisions of the *Canada Business Corporations Act* on July 1, 1992, which was amended on August 25, 1997 in order to change the provisions attached to its authorized share capital. On August 2, 2000, the Certificate was further amended to enable the directors to appoint additional directors between shareholders' meetings. The head office and principal place of business of the Company is located at 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, Canada, H1P 1X8.

In this Annual Information Form, unless the context otherwise requires or indicates, the terms "Saputo" and the "Company" mean Saputo Inc. itself or together with its subsidiaries and/or other entities under its direct or indirect control (collectively the "**Subsidiaries**"), or any one or more of them.

On November 23, 2001, Saputo declared a 100% stock dividend on the Common Shares which had the same effect as a two-for-one split (the "**Stock Split**") and doubled the number of Common Shares outstanding. All references to numbers of Common Shares and prices of Common Shares made herein have been adjusted to reflect the Stock Split.

In this Annual Information Form, all references to "$" or "CDN$" are to Canadian dollars and all references to "US$" are to United States dollars.

1.2 CORPORATE STRUCTURE

The following organizational chart illustrates the corporate structure of Saputo and its significant Subsidiaries, and their respective jurisdictions of incorporation.


Saputo Inc.
(Canada)
100%
100%
100%
100%
Saputo Cheese G.P. [1]
(Québec)
Saputo Foods Limited [2]
(Canada)
Dairyland Fluid Division Ltd.[3]
(Canada)
Saputo Bakery Inc.[4]
(Canada)
41%
59%
100%
100%
Molfino Hermanos S.A.[5]
(Argentina)
Saputo Cheese USA Inc.[6]
(Delaware, USA)
Baxter Foods Limited [7]
(New Brunswick)

(1) Production, sale and distribution of dairy products, mainly cheese, and other food products in the Province of Québec.
(2) Production, sale and distribution of dairy products, mainly cheese, and other food products in Canadian provinces other than Québec.
(3) Production, sale and distribution of a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt and soft serve dairy mixes as well as juices and other beverages, and distribution of a variety of other dairy and related products in Western Canada and Ontario. Quebec fluid milk operations are conducted through Crémerie des trois-rivières S.E.C.
(4) Production, sale and distribution of bakery items almost exclusively in Canada.
(5) Production, sale and distribution of dairy products in and from Argentina.
(6) Production and sale of dairy products, mainly cheese, in the United States.
(7) Production, sale and distribution of dairy products including fluid milk, sour cream and juices and other beverages in the Maritime Provinces.

ITEM 2 – GENERAL DEVELOPMENT OF THE BUSINESS

2.1 OVERVIEW

The Company operates its business through two sectors, the Dairy Products sector composed of the Dairy Products sector (Canada and other) and the Dairy Products sector (USA), and the Grocery Products sector. The Dairy Products sectors and the Grocery Products sector represent respectively 95.3% and 4.7% of the Company's total sales. The Dairy Products sector (Canada and other) is composed of the Dairy Products division (Canada) and the Dairy Products division (Argentina); the Dairy Products sector (USA) is composed of the Cheese division (USA); and the Grocery Products sector is composed of the Bakery division.

The Company's total consolidated sales are made as to 64.0% in Canada, as to 34.8% in the United States and as to 1.2% in Argentina. Through its two sectors, the Company operates 43 manufacturing facilities and employs almost 7,500 employees.

Dairy Products Sector (Canada and other)

Through its Dairy Products sector (Canada and other), Saputo produces and markets, in Canada, mozzarella, cheddar, as well as other specialty and fine cheeses, butter, and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. Saputo also distributes fine imported cheeses to specialty delis and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 35% of the Canadian natural cheese production. Saputo's cheese products are sold through independent non-exclusive distributors and sales agents as well as through its own distribution network within three market segments: retail, foodservice and industrial.

In the Dairy Products sector (Canada and other), the Company also produces, markets and distributes, in Canada, fluid milk and a wide range of dairy products, including cream, yogurt, sour cream and cottage cheese. The dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. The Company is one of the three largest fresh milk processors in Canada with an estimated 20 % share of the Canadian market. Saputo services these products mainly to the retail segment through its direct-store delivery ("**DSD**") distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. These products are also sold to the foodservice segment.

On November 28, 2003, the Company completed the acquisition of Molfino Hermanos S.A. ("**Molfino**") in Argentina (see "- History (including Acquisitions and Dispositions)"). The operations of Molfino form part of the Dairy Products sector (Canada and other).

During fiscal 2004, the retail segment accounted for 62% of the Dairy Products sector (Canada and other)'s sales, the foodservice segment for 30%, and the industrial segment for 8%.

In fiscal 2004, the Dairy Products sector (Canada and other) represented 60.5% of the Company's total sales. Through this sector, the Company operates 26 manufacturing facilities in Canada and two in Argentina and employed, on May 1, 2004, 4,477 employees, 828 of which were located in Argentina.

Dairy Products Sector (USA)

Through its Dairy Products sector (USA), the Company produces a broad line of mozzarella, speciality cheeses and imitation cheese products. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production.

Saputo ranks as one of the leading natural cheese producers in the United States with approximately 6% of natural cheese production. Directly or through independent non-exclusive distributors and sales agents, Saputo services three market segments: retail, foodservice and industrial. During fiscal 2004, the retail segment accounted for 30% of the Dairy Products sector (USA)'s sales volume, the foodservice segment for 42% and the industrial segment for 28%.

In fiscal 2004, the Dairy Products sector (USA) represented 34.8% of the Company's total sales. Through this sector, the Company operates 14 manufacturing facilities in the United States and employed, as of May 1, 2004, 1,889 employees.

Grocery Products Sector

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada and, on a much smaller scale, in the United States. These products are sold almost exclusively in the Canadian retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack cakes in Canada. In this sector, the Company operates one manufacturing facility in the Province of Québec and employed, as of May 1, 2004, 1,114 employees.

2.2 HISTORY (INCLUDING ACQUISITIONS AND DISPOSITIONS)

Mr. Emanuele (Lino) Saputo, Chairman of the Board of Saputo, founded the Company with his parents in 1954, producing quality cheeses for the Italian community of Montréal.

Between 1970 and 1997, Saputo acquired several production operations, food distributors and developed its national distribution network, positioning itself in Canada as a leading producer of mozzarella. In 1988, the Company entered the United States market by acquiring two cheese manufacturing plants. On July 31, 1997, Saputo acquired Crémerie des Trois-Rivières, Limitée thereby entering the fluid milk market.

On October 15, 1997, the Company completed its initial public offering of 18,941,000[1] Common Shares at $8.50[1] per share (the "**Initial Public Offering**"). In December of the same year, Saputo issued 18,000,000[1] special warrants at $12.50[1] per warrant in order to finance, in part, the Stella Acquisition (as defined below).

On December 5, 1997, Saputo expanded its presence in the United States by acquiring Stella Holdings, Inc., a manufacturer of mozzarella and specialty cheeses (which, together with its then wholly-owned subsidiaries, are hereinafter collectively referred to as "**Stella**") for a total consideration of approximately $580 million paid in cash (the "**Stella Acquisition**"). During its fiscal year ended December 31, 1996, Stella had revenues of approximately $1 billion. With the Stella Acquisition, the Company tripled its revenues and established itself as one of the leading natural cheese producers in the United States.

In 1998, Saputo continued its growth in Canada and the United States by acquiring mozzarella, speciality cheeses, sweetened condensed milk and value-added by-products manufacturers.

On September 15, 1999, the Company acquired all of the outstanding shares of Culinar Inc., now known as Saputo Bakery Group Inc., for a price of $283.5 million. This transaction was paid in cash and through the issuance of 5,006,000[1] Common Shares of Saputo at a price of $19.98[1] per share. Culinar produced, marketed and distributed snack cakes, cookies, fine breads and soups and had sales of approximately $270 million. With this acquisition, Saputo became the largest manufacturer of snack cakes in Canada.

On November 12, 1999, Saputo completed the private placement of US $250 million Senior Notes to institutional investors in the United States. The term of the Notes ranges from seven to fifteen years with an average interest rate of 8.16%. The proceeds of the private placement were used to refinance part of the Company's existing credit facilities.

---

1 This information has been restated to reflect the Stock Split.

On February 28, 2000, the Company acquired all of the outstanding shares of Groupe Cayer-JCB Inc., a manufacturer of fine cheeses based in the Province of Québec, for a price of $13.7 million paid in cash and $6.7 million of indebtedness. Cayer had sales of approximately $55 million.

On February 5, 2001, Saputo completed the acquisition of the fluid milk and cheese operations of Agrifoods International Co-operative Limited ("**Agrifoods**"), one of the largest dairy processors in Canada, through the purchase of all of the outstanding shares of some of Agrifoods' operating subsidiaries including Dairyland Fluid Division Ltd, Armstrong Cheese Company Ltd and Baxter Foods Limited for the price of $407.3 million paid in cash (the "**Dairyworld Acquisition**"). The acquired businesses generated net sales of approximately $1.4 billion.

On July 15, 2001, Saputo concluded a partnership agreement pursuant to which Dare Foods Limited ("**Dare**") acquired the cookies, fine breads and soup operations of Saputo's Grocery Products sector which represented annual revenues of approximately $83 million. In consideration thereof, Saputo obtained a 21% equity interest in the Dare group. As a result of this transaction, Dare became the second largest cookie producer in Canada.

On November 23, 2001, Saputo completed its Stock Split and doubled the number of Common Shares outstanding. See "The Company – Incorporation".

On June 28, 2002, the Company completed a secondary offering pursuant to which companies controlled by Mr. Emanuele (Lino) Saputo[2] or by his brothers and sisters and their families sold 7,635,000 Common Shares to the public, at a price of $32.75 per share.

On May 1, 2003, the Company entered into an agreement with Western Marketing & Sales, LLC, to form Gallo Protein 2003, LLC, in which Saputo holds a 51% equity interest. Gallo Protein 2003, LLC, based in Atwater, California, manufactures and markets whey protein isolates and related products from the whey protein concentrate supplied by Saputo's Tulare and South Gate, California cheese manufacturing plants, as well as from the whey of other cheese operations. The Company's investment related to this agreement amounts to approximately $3.5 million.

On May 23, 2003, the Company acquired the business relating to the *Treasure Cave* and *Nauvoo* blue cheese brands and certain blue cheese-related assets from ConAgra Foods Inc. for a purchase price of $36.5 million paid in cash. This acquisition positions the Company as the leader in the blue cheese category on the US retail market segment.

On November 28, 2003, Saputo acquired 100% of Molfino, the third largest dairy processor in Argentina, for the price of approximately $60 million on a debt-free basis. This company produces a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk and *dulce de leche* (caramelized milk). This transaction gives Saputo the opportunity to establish itself in a market where the raw material is accessible at competitive international prices.

---

2 See « Directors and Officers - Directors » for more details on the Common Shares beneficially owned or over which control or direction is exercised by Mr. Emanuele (Lino) Saputo.

ITEM 3 – INDUSTRY OVERVIEW

3.1 DAIRY PRODUCTS INDUSTRY

3.1.1 The Canadian Dairy Industry

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The dairy industry is further governed by a series of federal and provincial regulations specific to the production, processing and distribution of milk and milk-related products. All applicable statutes, whether provincial or federal, permit plant inspections, product testing and other regulatory scrutiny.

In Canada, all milk processing plants are subjected to regular inspections by federal authorities and are required to be registered under the *Canada Agricultural Products Act*. Provincial legislation also demands that milk processing plants be licensed, compelling them to comply with all provincial inspections and regulations.

Milk Supply

The Canadian dairy industry operates within a highly regulated environment. The Canadian Dairy Commission ("**CDC**"), a crown corporation, has been mandated by the federal government to implement Canada's national dairy policy which is predicated on shared jurisdictional powers between the federal and provincial governments. Fluid milk is regulated provincially, while industrial milk is regulated federally. "Fluid milk" refers to table milk or cream intended for consumption in fluid forms, whereas "industrial milk" is used for the manufacturing of all other dairy products, such as cheese, butter, ice cream and yogurt. According to CDC information, the fluid milk sector represents approximately 39% of raw milk delivered in Canada while the industrial milk sector represents approximately 61% of such deliveries.

The Canadian dairy industry operates within a supply managed system. The key goal of supply management is to ensure a fair return for dairy farmers while maintaining the production of sufficient volumes of industrial milk to satisfy the domestic Canadian consumer demand for dairy products as well as certain planned exports. This is essentially achieved by setting the support price that the dairy processors can receive for butter and skimmed milk powder sold to the CDC to clear market surpluses and by controlling the supply of industrial milk.

Every dairy year (which runs from August 1 to July 31), the CDC calculates the national industrial milk production level based on anticipated domestic demand and certain planned exports. This amount is then allocated according to the terms of the National Milk Marketing Plan, a federal/provincial agreement. This agreement stipulates, among other things, that Québec's and Ontario's shares of the national industrial milk production (the "**Market Sharing Quota**") are approximately 45.6% and 31.8% respectively.

Once the industrial milk level is determined and allocated among the provinces, provincial marketing boards govern the production, pricing and marketing of milk within their own borders. Each provincial marketing board allocates the milk to dairy processors. Industrial milk is allocated according to a cascading system that classifies industrial milk into various classes of products to be manufactured. Priority of supply is given to the higher milk classes, which command a higher milk price.

Although there may be some provincial variations, quantities of milk in each class, other than fluid milk, are generally restricted in their growth. Since the Market Sharing Quota is based on historical and anticipated demand for dairy products, Management believes that the risk of a processor losing a significant part of its available milk volume is very low.

International Trade (Canada)

Imports. The Department of Foreign Affairs and International Trade administers Canada's cheese import quotas. These quotas are divided into European Union and non-European Union sources. This results from Canada's obligation to the European Union to import from it 66.0% of the approximately 20.4 million kilograms of cheese that Canada is committed to import annually under the World Trade Organization ("**WTO**") Agreement on Agriculture. Imports within this minimum access commitment of 20.4 million kilograms of cheese are subject to low rates of duty while imports over this commitment are subject to significantly higher tariffs. Over-access tariffs for cheese currently stand at 245.5% of invoiced value. On May 1, 2004, the European Union expanded with the addition of ten (10) new countries. At this time, it is unclear if these new additions will alter the current import ratios defined above and applicable to Canada.

Exports. In order to comply with the final decision of the WTO rendered on January 17, 2003, which found that Canada's dairy export practices constituted export subsidies, Canada is forced to export any quantity of milk products over its WTO commitments at the same prices as Canada's national milk prices which makes exports of dairy products from Canada non-competitive. The export of by-products like lactose and whey is not affected by the WTO decision.

Canadian Market

The dairy processing industry makes a major contribution to the Canadian economy with shipments valued at $9.9 billion in 2003. Second only to meat processing, the dairy processing sector accounted for approximately 13.6% of the estimated value of all food and beverage processing sales during the same year. Significant rationalization is occurring in the processing sector as processors strive to achieve the greater efficiencies and economies of scale required to remain competitive in increasingly global markets.

In 2002-2003, there were 17,890 dairy farms in Canada. This represents a decrease of 783farms from the previous dairy year. Approximately 81% of Canada's dairy farms are located in the Provinces of Québec and Ontario. The Western provinces and the Maritime provinces account for 14% and 5%, respectively.

The following table indicates the production volumes of selected dairy products manufactured in Canada in 2003.

Canadian Production Volumes of Selected Dairy Products in 2003 (1)
(in thousands)

Cheese	341,911	kg
Fluid Milk and Cream	2,961,249	litres
Cottage cheese	24,653	kg
Ice cream and other frozen products	519,193	litres
Other dairy products	489,412	kg

(1) Source: Canadian Dairy Commission.

3.1.2 The United States Dairy Industry

Regulatory Environment

In the United States, the production of all food products is subject to extensive federal, state and local government regulations regarding the advertising, quality, packaging, labelling and safety.

All food plants are subject to regulation and inspection by the United States Food and Drug Administration ("**FDA**") and by the United States Department of Agriculture ("**USDA**"). Individual states may also enforce more stringent regulations regarding the manufacturing of food products. State and local government agencies work with the federal government to ensure the safety of food produced within their jurisdictions. Violations of federal, state and local regulations may result in seizure and condemnation of products, cease and desist orders, injunctions and monetary penalties. State and local government agencies also enforce environmental compliance.

Milk Supply

In the United States, there are two grades of milk: Grade A and Grade B. Grade A milk is produced under specific sanitary requirements and dairy producers must hold a Grade A shipping permit. Grade A milk accounts for 98% of the United States milk supply and is used for fluid as well as manufacturing purposes. Grade B milk represents 2% of the United States milk production and is used exclusively to manufacture butter, cheese and skim milk powder.

The following table presents the utilization of the United States milk production in 2003:

Utilization of United States Milk Production in 2003 (1)

Utilized as fluid milk and cream	32.2 %
Manufactured into cheese	37.9 %
Manufactured into frozen dairy products	8.7 %
Used on farms where produced	0.7 %
Other uses	20.5 %

(1) Source: USDA, Dairy Products 2003 Summary, published April 2004.

In most cases, milk marketed within the United States is priced according to its use. Milk prices are set monthly based on product price formulas. Price data used in the formulas is collected through surveys conducted by the USDA's National Agriculture Statistics Service. In addition, in April 2003, California established a minimum milk price. Milk used in fluid products is placed in Class I, the highest priced class. Milk used to produce ice cream, yogurt, cottage cheese, sour cream, ricotta cheese and other soft products is Class II. Milk used to manufacture cheese and cream cheese is Class III, and milk used to produce butter and milk powders is Class IV. In California, milk used to produce ice cream and sherbet is Class III; milk used to manufacture butter and milk powder is Class IV(a) and milk used to produce cheese and cream cheese is Class IV(b).

Wholesale pricing for the bulk of the United States cheese production is established by daily cash cheddar cheese trading on the Chicago Mercantile Exchange (CME). The last trade of the day establishes the market price for the day. If no trades occur, the market price is determined based on the bid and offer prices. Processors typically charge a premium over the CME price.

A dairy processing plant is not limited in terms of the quantity of milk it can receive and is free to negotiate its milk supply with whomever it chooses. Independent processors usually negotiate with local cooperatives or may procure milk directly from individual farms. Processors are charged a price which reflects the current month's USDA class price plus a negotiated handling charge.

United States dairy programs influence the production and marketing of milk and milk products through the operation of the Commodity Credit Corporation ("**CCC**"), a federal agency. CCC buys butter, non-fat dry milk and cheese at the following support prices:

- Butter @ US $ 1.0500 per pound;
- Cheddar cheese 40 pound blocks @ US $1.1314 per pound;
- Non-fat dry milk powder @ US $0.8000 per pound.

Such products are sold or used either domestically or internationally in specific government programs. The CCC does not directly support dairy farmers, nor does it establish a target return for farmers.

International Trade (United States)

Imports. Another key component of the United States dairy program is import restrictions. Most United States cheese import quotas are country and product specific. Under the terms of the WTO Agreement on Agriculture, the United States agreed to import, at a lower tariff rate, approximately 135,587 metric tons of cheese in 2003. Tariffs for cheese in excess of the quota are prohibitive.

Entry for dairy products made with sheep, goat and buffalo milk do not require a license nor are they subject to a United States duty. The same is true for a few other products including brie cheese.

Exports. The United States is not a significant exporter of dairy products. Its export activity accounted for US $1.002 billion in 2003 and US $945.5 million in 2002.

Most export activity is conducted through the Dairy Export Incentive Program which allocates subsidized export volumes to specific countries thereby enabling exporters to bid for export assistance for dairy products destined to these countries.

United States Market

The USDA states that there were 399 cheese manufacturing plants in the United States in 2003, which produced 3.9 billion kilograms (kg) of cheese. Cheddar accounted for 31.9% of this amount, or 1.2 billion kg, while Italian cheeses totalled 1.6 billion kg, or 41%. Mozzarella alone added up to 1.3 billion kg, representing 79.7% of Italian cheeses and 32.6% of all cheeses produced in 2003.

3.1.3 International Dairy Industry

Compared to the world dairy production, the volumes of dairy products currently traded on the world market are small. However, we note that the trade of dairy products tends to grow and that the countries' respective market shares are evolving very quickly. The bulk of this international trade is regional within each continent and is energized by free-trade zones, the oldest and the biggest being the European Union. Other trade zones are developing in the Americas, the Middle East and in Asia.

In recent years, the shifts in market shares have been significant. In fact, the WTO Uruguay Round of trade negotiations influenced this change as the WTO addressed specifically for the first time the trade of agricultural products. Between 1995 and 2002, the European Union (then comprised of 15 countries) has seen its share of the world market shrink from 53% to 30%, New Zealand's share grow from 19% to 28% , Australia's share grow from 13% to 18%. The United States share has fallen from 6% to 4% while Argentina has gained 1% to reach 4% of the world market. Following the WTO Appelate Body's ruling rendered in December 2002, Canada is no longer a major exporter of dairy products.

The implementation of the latest *Common Agricultural Policy* in the expanded European Union is expected to have a measurable impact on the global dairy industry. This policy aims to reduce dairy farm gate prices as well as eliminate export subsidies, with the farm revenue loss being compensated for by direct farm payments consistent with WTO commitments. Reports indicate that such compensation may be inadequate to prevent a significant drop in dairy farm numbers across Europe, which may contribute to maintaining firmer prices in the international market. The world market is itself polarizing into "pre-packed, consumer ready" and "bulk commodity, dairy ingredients" markets with as yet unpredictable long term effects on traditional trading patterns and ultimately, world prices.

Argentina

Regulatory Environment

The regulatory environment in Argentina is diametrically different from that in Canada or the United States. While there are national, provincial and municipal laws, only a very small number are specific to the dairy industry. The dairy industry adheres to the international Codex Alimentarius standards for those products which are traded internationally, such as cheese and skim milk powder, and follows recognized good manufacturing practices for all products brought to the domestic market.

Milk Supply

In Argentina, milk prices are negotiated monthly between the processors and milk producers . There are no limitations or restrictions as to the quantity of milk that is produced and processed. In addition, milk marketed within Argentina is not priced or classified according to its use. Moreover, dairy processors are not limited to the amount of milk that they can purchase and are free to negotiate milk supply agreements with whomever they choose. Usually, agreements are negotiated with dairy producers within a given radius of the dairy processing plant.

Total milk production in Argentina approximates 80 million hectolitres per year, which is slightly higher than total Canadian milk production. The following table indicates the production volume of selected dairy products produced in Argentina.

Argentina Production Volumes of Selected Dairy Products in 2003 (1)
(in thousands)

Cheese	332,293	Metric tons
Fluid Milk	1,386,253	Litres
Yogurt	271,463	Metric tons
Other dairy products	438,975	Metric tons

(1) Source: *Secretaria de Agricultura, Ganaderia Pesca y Alimentos, Cuadro estadistico*, May 2004.

Exports

Argentina is a member of the South American free trade group Mercosul, and is also a player in the international dairy market. It has a large milk basin and is capable of producing milk at internationally competitive prices. There are no governmental programs that aid processors to export dairy products. In 2003, Argentina exported 171,000 MT of dairy products. Of this quantity, 126,000 MT was milk powder, 21,000 MT cheese and the remaining 24,000 MT consisted of other dairy products.

3.1.4 Future Trends

The consolidation trend which began several years ago in both the American and Canadian dairy industries is, in the Company's opinion, set to continue. This evolving competitive environment will necessarily force regional processors to either adapt, sell or merge with other industry participants. Well-capitalized industry consolidators should take advantage of this consolidation trend to make strategic acquisitions.

Representatives of the various governments have initiated discussions through the Doha Round of WTO negotiations that should lead to new tariff and subsidy reductions in agricultural products during the coming years. The Doha Round is expected to be completed between 2005 and 2008, depending on the date on which the Committee's framework paper is finalized and approved.

Over the coming years, the dairy industry in Canada will need to focus on creating innovative dairy products that match the changing nutritional needs of consumers in order to grow the domestic market.

In the United States, plant quotas are non-existent. Accordingly, dairy processing companies are not limited to their existing milk reception volumes, but rather their expansion is a function of their activities in the market place.

3.2 GROCERY PRODUCTS INDUSTRY

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The grocery products industry is subject to stringent quality and labelling standards, including those of the *Food and Drugs Act* and of the *Consumer Packaging and Labelling Act.*

Canadian Retail Market

Over the recent years, Canada's retail market has changed with the increasing importance of non-supermarket channels of distribution such as mass merchandisers and warehouse clubs. This trend has resulted in significant consolidation within the grocery channel where five national chains controlled approximately 87% of all retail sales in 2003.

The snack cake industry generates sales of approximately $707 million per year in Canada. This industry segment comprises among others, snack cakes, muffins, granola, cereal and fruit bars, fresh baked deserts business as well as marshmallow squares. Pre-packaged snack cake products enjoy a 17.8% market share of the snack cake industry in Canada. Of the pre-packaged snack cake products total sales in Canada, approximately 61% and 28% are made in the provinces of Québec and Ontario, respectively.

ITEM 4 – DESCRIPTION OF THE BUSINESS

The Company operates its business through two sectors, the Dairy Products sector (which includes the Dairy Products sector (Canada and other) and the Dairy Products sector (USA)) and the Grocery Products sector. Through its Dairy Products sector and its Grocery Products sector, the Company operates 43 manufacturing facilities and employs almost 7,500 employees. The Dairy Products sector (Canada and other) is composed of the Dairy Products division (Canada) and the Dairy Products division (Argentina); the Dairy Products sector (USA) is composed of the Cheese division (USA); and the Grocery Products sector is composed of the Bakery division.

The following table presents the relative importance of the Company's two sectors over the last two fiscal years.

	Sales by Sector			
	Year ended March 31, 2004		Year ended March 31, 2003	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products sector				
Dairy Products sector (Canada and other)	2,161,852	60.5	2,017,383	59.4
Dairy Products sector (USA)	1,240,954	34.8	1,212,810	35.7
Sub-total	3,402,806	95.3	3,230,193	95.1
Grocery Products sector	167,384	4.7	167,919	4.9
Total	3,570,190	100.0	3,398,112	100.0

Dairy Products Sector (Canada and other)

Through its Dairy Products sector (Canada and other), Saputo produces and markets, in Canada, mozzarella, cheddar as well as other specialty and fine cheeses, butter and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. Saputo also distributes fine imported cheeses to specialty delis and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 35% of the Canadian natural cheese production. Saputo's cheese products are sold through independent non-exclusive distributors and sales agents as well as through its own distribution network within three market segments: retail, foodservice and industrial.

In the Dairy Products sector (Canada and other), the Company also produces, markets and distributes, in Canada, fluid milk and a wide range of dairy products, including cream, yogurt, sour cream and cottage cheese. The dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. The Company is one of the three largest fresh milk processors in Canada with an estimated 20% share of the Canadian market. Saputo services these products mainly to the retail segment through its DSD distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network.These products are also sold to the foodservice segment.

Through its operations in Argentina, the Company produces a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk and *dulce de leche* (caramelized milk). Saputo services these products to the retail and industrial market segments through independent distributors. The Company is the third largest dairy processor in Argentina.

During fiscal 2004, the retail segment accounted for 62% of the Dairy Products sector (Canada and other)'s sales, the foodservice segment for 30% and the industrial segment for 8%.

In fiscal 2004, the Dairy Products sector (Canada and other) represented 60.5% of the Company's total sales. Through this sector, the Company operates 26 manufacturing facilities in Canada and two in Argentina and employed, on May 1, 2004, 4,477 employees, 828 of which were located in Argentina.

Dairy Products Sector (USA)

Through its Dairy Products sector (USA), the Company produces a broad line of mozzarella, speciality cheeses and imitation cheese products. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production.

Saputo ranks as one of the leading natural cheese producers in the United States with approximately 6% of natural cheese production. Directly or through independent non-exclusive distributors and sales agents, Saputo services three market segments: retail, foodservice and industrial. During fiscal 2004, the retail segment accounted for 30% of the Dairy Products sector (USA)'s sales volume, the foodservice segment for 42% and the industrial segment for 28%.

In fiscal 2004, the Dairy Products sector (USA) represented 34.8% of the Company's total sales. Through this sector, the Company operates 14 manufacturing facilities in the United States and employed, as of May 1, 2004, 1,889 employees.

Grocery Products Sector

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada and, on a much smaller scale, in the United States. These products are sold almost exclusively in the Canadian retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack cakes in Canada. In this sector, the Company operates one manufacturing facility in the Province of Québec and employed, as of May 1, 2004, 1,114 employees.

Overall Profile

The following tables present the segmentation of total Company sales by region and by market segment for the last two fiscal years:

	Total Company Sales – Geographic Segmentation			
	Year ended March 31, 2004		Year ended March 31, 2003	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
United States	1,240,954	34.8	1,212,810	35.7
Canada	2,284,774	64.0	2,185,302	64.3
Argentina	44,462[(1)]	1.2 [(1)]	n/a[(1)]	n/a[(1)]
Total	3,570,190	100.0	3,398,112	100.0

(1) The acquisition of Molfino was completed on November 28, 2003.

	Total Company Sales – Market Segmentation			
	Year ended March 31, 2004		Year ended March 31, 2003	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products Sector				
Dairy Products sector (Canada and other)				
Retail	1,340,348	37.5	1,217,866	35.9
Foodservice	648,556	18.2	602,002	17.7
Industrial	172,948	4.8	197,515	5.8
Sub-Total	2,161,852	60.5	2,017,383	59.4
Dairy Products sector (USA)[1]	1,240,954	34.8	1,212,810	35.7
Sub-Total	3,402,806	95.3	3,230,193	95.1
Grocery Products Sector[2]	167,384	4.7	167,919	4.9
Total	3,570,190	100.0	3,398,112	100.0

(1) Sales volumes are more representative of our US activities due to the impact of currency fluctuation and the variation of the selling price per pound of cheese on sales dollars. (See table "Sales Volumes – Market Segmentation" in section 4.2.3).
(2) The grocery products are sold almost exclusively in the retail market segment.

As the Company's sectors are completely different, the description of the Company's business will be divided in three sections, (i) the Dairy Products sector, segregated into the Dairy Products sector (Canada and other), (ii) the Dairy Products sector (USA) and (iii) the Grocery Products sector.

4.1 DAIRY PRODUCTS SECTOR (CANADA AND OTHER)

4.1.1 Products

In Canada, Saputo produces and markets nationally a wide variety of quality cheeses including mozzarella and cheddar, specialty cheeses such as ricotta, provolone, parmesan, feta, havarti, fine cheeses such as brie and camembert, other firm cheeses including brick, colby, farmer, munster and monterey jack, as well as processed cheeses. Saputo's cheese products are sold under various brand names, such as *Saputo, Stella, Armstrong, Caron* and *Cayer.* Saputo also sells its cheese products under private labels and produces butter, powdered milk and evaporated milk as well as a number of by-products derived from its cheese production, including whey powder, ice cream mixes, lactose and whey protein. The Company's distribution network distributes fine imported cheeses to specialty delis and a large assortment of third party manufactured non-dairy products that complement its cheese distribution to pizzerias in the foodservice industry.

Saputo is one of the three largest fresh milk processors in Canada, with an estimated 20% share of the Canadian market. Fluid milk is sold under the *Dairyland* brand in Western Canada and Ontario, the *Nutrilait* brand in Québec and the *Baxter* brand in the Maritimes. Saputo also produces and markets cream, sour cream, cottage cheese and yogurt. Specialty milk is also produced and marketed under the brand names *Milk 2 Go, Lait's Go, Dairyland Plus* and *Nutrilait Plus*. In addition to its dairy products line, Saputo also produces and distributes other refrigerated products, including juices.

In Argentina, Saputo produces and markets a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk and *dulce de leche* (caramelized milk). Approximately 60% of its products are sold nationally, while 40% is sold on the export market. These products are sold under the recognized brand names of *Molfino, La Paulina* and *Ricrem.*

4.1.2 Production

Raw Materials

Milk represents on average 85% of the costs incurred by the Company in the manufacturing of dairy products. In Canada, due to the regulated nature of the Canadian dairy industry, Saputo sources its milk through the milk boards in each province. The Company sources its other raw materials from various suppliers.

In Argentina, Saputo sources its milk from farmers and approximately 3% of our milk supply is sourced from Saputo's farms. The Company sources its other raw materials from various suppliers.

Facilities

In the Dairy Products sector (Canada and other), the Company operates a total of 28 manufacturing facilities, 26 of which are located in Canada and two in Argentina. The Company owns all of its plants with the exception of one of its two facilities located in Calgary, Alberta.

The Company operates 13 facilities in Western Canada. These facilities have the overall weekly capacity to process approximately 27 million litres of milk into cheese, fluid milk and other related dairy products and to produce processed cheese.

In Ontario, the Company operates 4 facilities, with an overall weekly capacity to process approximately 5 million litres of milk into cheese or fluid milk.

In Québec and the Maritimes, the Company operates a total of 9 facilities. These facilities have an overall weekly capacity to process approximately 15 million litres of milk into cheese, fluid milk and other related dairy products as well as liquid whey in these facilities.

In Argentina, the Company operates two facilities with an overall weekly capacity to process approximately 10 million litres of milk into cheese and other related dairy products.

The facilities operating in the Dairy Products sector (Canada and other) have, with their overall production capacity combined, an excess capacity of 20% for the Canadian cheese operations, 32% for the Canadian fluid milk operations and 17 % in Argentina.

4.1.3 Markets

Saputo is Canada's leading producer of cheese with a share of approximately 35% of the Canadian natural cheese production. Saputo sells its products to the retail, foodservice and industrial market segments. The Company also distributes fine imported cheeses to specialty delis and provides independent pizzerias with numerous food and non-food products sourced from third-party manufacturers that are complementary to the sale of its cheeses to such clients. The Company is one of the three largest fresh milk processors in Canada with an estimated 20% share of the Canadian market. Saputo also sells, through its Canadian operations, cheese, lactose, whey powder, ice cream mixes and whey protein to a vast array of clients in Canada, Europe, South America, Asia and Africa.

Saputo is the third largest dairy processor in Argentina, processing approximately 5% of the entire milk production. The Company sells its products nationally to the retail and industrial market segments. Approximately 60% of the products manufactured in Argentina are sold in the local market, while 40% are exported to over 30 countries.

Clientele

Within the Dairy Products sector (Canada and other), the Company services three market segments: retail, foodservice and industrial.

The following table illustrates, for the Dairy Products sector (Canada and other), the segmentation of sales by market segment for each of the last two fiscal years:

Dairy Products sector (Canada and other) – Sales – Market Segmentation				
	Year ended March 31, 2004		Year ended March 31, 2003	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Retail	1,340,348	62.0	1,217,866	60.4
Foodservice	648,556	30.0	692,002	29.8
Industrial	172,948	8.0	197,515	9.8
Total	2,161,852	100.0	2,017,383	100.0

Retail. Saputo sells both branded and private label dairy products to its retail customers which include supermarket chains, convenience stores, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2004, the majority of Saputo's retail sales was in branded products with the remainder being private label. Saputo's retail dairy products are sold in the dairy case and deli cheese counter sections of stores. Saputo provides its retail customers with a wide range of dairy products, including cheddar, mozzarella, fluid milk, cream, yogurt, sour cream, cottage cheese, specialty cheeses and fine cheeses. The dairy product line is complemented with various non-dairy products, including flavoured coffee creamers, juices and drinks. Saputo also provides milk powder from its Argentina operations to its retail customers.

Foodservice. Foodservice customers include broad-line distributors, restaurants (corporate restaurant chains, franchisees and individually-owned), hotels and institutions. Saputo provides its foodservice customers with branded and private label cheese products as well as fluid milk products. In the case of independent pizzerias in Canada, Saputo also provides these clients with non-dairy products manufactured by third parties through its own distribution network. Saputo also produces soft-serve dairy mixes for quick service restaurant chains.

Industrial. Industrial clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to numerous Canadian frozen pizza manufacturers as well as to processors of frozen entrées. The Company also produces by-products from its Canadian cheese manufacturing activities such as lactose, whey powder and whey protein. The Company sells, through its Canadian industrial segment and its operations in Argentina, cheese, lactose, whey powder, ice cream mixes, whey protein, milk powder, butter and cream to a vast array of clients in Canada, Argentina, Europe, South America, Asia and Africa.

4.1.4 Distribution

In Canada, sales of dairy products are made through direct shipments to certain large retail, foodservice and industrial customers as well as to national and regional third party distributors. Saputo has also developed a nation-wide distribution network for its dairy operations, comprised of 26 distribution centres and warehouses and over 500 distribution routes located across Canada. Saputo also operates one of the largest home delivery networks for milk and other food products in Canada.

In Argentina, the Company distributes its products through third party distributors which are supplied through the Company's nine (9) distribution centres located across the country. This network services large retail chains, distributors and industrial customers.

4.1.5 Competition

With respect to its cheese products, the Company competes mainly with Agropur coopérative agro-alimentaire (**"Agropur"**), Parmalat Canada Inc. (**"Parmalat"**) and Kraft General Foods Canada Inc. (for process and cream cheese and through the production volumes of Agropur for its natural cheese). Saputo has established itself as Canada's leading producer of cheese with a share of approximately 35% of the Canadian natural cheese production.

Saputo holds an estimated 20% share of the Canadian market for fluid milk which ranks it among the three largest fresh milk processors, all of which hold similar market shares. The Company faces very broad competition in most product categories, with specific competitors varying widely by region. Among the Company's largest competitors are Agropur and Parmalat. Other competitors include co-operatives in British Columbia and Atlantic Canada.

The Company is the third largest dairy processor in Argentina, processing approximately 5% of the entire milk production. The Company competes mainly with Sancor Cooperativas Unidas Limitada and Mastellone Hermanos S.A. which hold the largest market shares in Argentina. Other competitors include Sucesores de Alfredo Williner S.A., Veronica S.A. and Milkaut S.A..

4.1.6 Employee Relations

As at May 1, 2004, the Company's Dairy Products sector (Canada and other) had 3,649 employees in Canada and 828 in Argentina. Approximately 38% of the Dairy Products sector (Canada and other)'s work force is unionised.

The Company does not currently foresee any labour unrest in connection with the renewal of collective agreements expiring in fiscal 2005. All agreements that expired in fiscal 2004 were either renewed upon satisfactory terms or continue to govern during ongoing negotiations, which are expected to result in satisfactory renewals. The Company has good employee relations . The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.2 DAIRY PRODUCTS SECTOR (USA)

4.2.1 Products

Saputo produces a broad line of mozzarella, specialty cheeses such as ricotta, provolone, blue, swiss, parmesan, romano, feta and imitation cheese products which are sold under various brand names such as *Saputo, Stella, Frigo, Frigo Cheese Heads, Dragone, Lorraine* and *Treasure Cave,* as well as under private label. The Company also produces sweetened condensed milk as well as whey powder, whey protein concentrates and ingredient blends which are derived from its cheese production.

4.2.2 Production

Raw Materials

In the United States, Saputo sources its milk primarily from cooperatives pursuant to contracts which generally range from one (1) to three (3) years. Milk represents on average 85% of the costs incurred by the Company in the manufacturing of the dairy products. The Company sources its other raw materials from various suppliers.

Facilities

Within this sector, the Company operates 14 manufacturing facilities which are all owned by the Company.

In the American Northeast, the Company operates 3 plants with an overall weekly capacity to process approximately 11.3 million litres of milk into cheese. The Company also operates 9 facilities in the Midwest, with a total overall weekly capacity to process approximately 16.1 million litres of milk into cheese and related dairy products and to produce canned milk powders. Finally, the Company operates 2 facilities in the Western United States, which have a combined weekly capacity to process approximately 9 million litres of milk into cheese. The U.S. facilities have, with their overall production capacity combined, an excess capacity of 6%.

4.2.3 Markets

Saputo ranks as one of the leading natural cheese producer in the United States with approximately 6% of natural cheese production. The Company competes in the United States natural cheese industry by selling branded and private label products to retail, foodservice and industrial customers.

Clientele

Within the Dairy Products sector (USA), the Company services three market segments: retail, foodservice and industrial.

The following table illustrates, for the Dairy Products sector (USA), the segmentation of sales by market segment for each of the last two fiscal years:

	Dairy Products sector (USA) – Sales Volumes – Market Segmentation [1]	
	Year ended March 31, 2004	Year ended March 31, 2003
	% of total sales volumes	% of total sales volumes
Retail	30	28
Foodservice	42	39
Industrial	28	33
Total	100.0	100.0

(1) Sales volumes are more representative of our US activities due to the impact of currency fluctuation and the variation of the selling price per pound of cheese on sales dollars.

Retail. Saputo sells both branded and private label products to its retail customers which include supermarket chains, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2004, the majority of Saputo's retail sales was in branded products with the remainder being private label. Saputo's retail dairy products are sold in the dairy case and deli cheese counter sections of stores. Saputo also provides its retail customers with specialty cheeses and fine cheeses.

Foodservice. Foodservice customers include broad-line distributors, restaurants (corporate restaurant chains, franchisees and individually-owned) and hotels. Saputo provides its foodservice customers with branded and private label products.

Industrial. Industrial clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to numerous American frozen pizza manufacturers as well as to processors of frozen entrées.. The Company also produces by-products from its United States cheese manufacturing activities such as whey powder and whey protein.

4.2.4 Distribution

Sales are made through direct shipments to certain large retail, foodservice and industrial cutomers as well as to national and regional third party distributors.

4.2.5 Competition

In the United States, the Company competes on a national basis with regional and national competitors including Lactalis USA, Inc. (Sorrento), Leprino Foods Company, Land O'Lakes, Inc., Kraft Foods, Inc., Dairy Farmers of America, ConAgra Dairy Foods, Sargento Foods, and Foremost Farms USA.

4.2.6 Employee Relations

As at May 1, 2004, the Company's Dairy Products sector (USA) had 1,889 employees. Approximately 40 % of the workforce is unionized.

The Company does not currently foresee any labour unrest in connection with the renewal of collective agreements expiring in fiscal 2005. All agreements that expired in fiscal 2004 were either renewed upon satisfactory terms or continue to govern during ongoing negotiations, which are expected to result in satisfactory renewals. The Company has good employee relations in the United States. The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.3 GROCERY PRODUCTS SECTOR

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada and, on a much smaller scale, in the United States. The following provides an overview of the products, production facility, markets, competition and employee relations for the Grocery Products sector.

In August 2003, the Company began an evaluation process of its Bakery division to ensure that it had the necessary tools and focus to adequately develop and achieve new goals. In February 2004, the Company completed this evaluation process and concluded that the best way to maximize opportunities for its employees and its shareholders was to retain the Bakery division and to invest in its development and the redeployment of its brands. In order to achieve these objectives, the Company intends to spend approximately $20 million in controlled and targeted investments over the course of the next three years. These investments should be covered by the additional profitability to be generated within such period.

4.3.1 Products

Within this sector, the Company produces and markets snack cakes, tarts and cereal bars, which are sold almost exclusively in the Canadian retail market. Saputo occupies a predominant position in the snack cake market in Canada and its products are sold under the *Vachon* and *Hostess* umbrella brands which carry recognized brand names such as *Jos Louis, Ah Caramel!, Passion Flakie, Hop & Go!, May West, Granny's* and others.

4.3.2 Production

Raw Materials

The Company generally sources its raw materials from various suppliers.

Facilities

Within this sector, Saputo operates one manufacturing facility in the Province of Québec which is owned by the Company and has an overall excess capacity of 30%.

4.3.3 Markets and Distribution

The Company is the largest manufacturer of snack cakes in Canada. Saputo sells its products almost exclusively in the Canadian retail market segment and the Company's sales for this sector are almost exclusively in branded products. The Company's grocery products are distributed mainly through its DSD distribution network.

4.3.4 Competition

In the snack cakes category, the Company competes with regional manufacturers which enjoy significantly smaller market shares than Saputo. In the Province of Québec, the Company's main competitors in the snack cake category are Pâtisserie Chevalier Inc., McKee Foods Corporation and Pâtisserie Fortin, a division of Maple Hurst Bakery Inc., and in the cereal bar category are Biscuits Leclerc Ltd., Kellogg Canada Inc. and The Quaker Oats Company of Canada Limited. In Ontario, Eastern and Western Canada, the Company's principal competitors are Oakrun Farm Bakery Ltd., McKee Foods Corporation and McSweeney's Plus Distribution Ltd., respectively.

4.3.5 Employee Relations

As at May 1, 2004, the Grocery Products sector had 1,114employees, approximately 80% of which were unionised. The collective agreement for the Sainte-Marie facility was renewed during fiscal 2004 and will expire on December 31, 2007. The Company does not currently foresee any labor unrest in connection with the renewal of collective agreements expiring in fiscal 2005.

4.4 CAPITAL EXPENDITURES

Management believes that the Company has adequate manufacturing capacity to meet current and near term demand for its products. It is Saputo's intention to continue to expand and modernize its plants, with investments being focused on equipment and processes designed to increase efficiency. More specifically, during the last five fiscal years, Saputo incurred $325.0 million in capital expenditures. In fiscal 2004, the Company spent $90.4 million and, in fiscal 2005, Saputo expects to incur capital expenditures of approximately $80 million.

4.5 ENVIRONMENT

The Company's operations are subject to various federal, provincial, state, municipal and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations requires the Company to incur expenses and to monitor its operations on an ongoing basis. The Company believes that its operations are in compliance in all material respects with currently applicable environmental laws and regulations except as discussed below. It is the Company's intention to comply with all applicable environmental laws and regulations.

Through past acquisitions, the Company inherited historical contamination at some facilities. Most of these sites have been contaminated by former petroleum storage tanks, most of which have been removed. At each of these sites, the Company is either implementing proper remediation measures, or proceeding with additional investigation to determine if further action is required. In some cases, with the consent of governmental authorities, the Company continues to monitor the situation to confirm that no further action is required. The Company does not expect that major expenditures will be required to deal with the contamination at these facilities.

Environmental assessments conducted in the context of the recent acquisition of Molfino in Argentina, have revealed possible environmental compliance and site contamination issues. Under an agreement entered into with the vendor, amounts from the purchase price have been set aside to cover for the costs of further investigation and to implement any corrective action which may be required. The Company believes that sufficient funds were set aside to cover for any expenditures required to reach compliance or to remediate to acceptable standards, as the case may be.

During fiscal 2004, the Company spent approximately $2.5 million to comply with existing environmental laws and regulations and improve plant efficiency to reduce wastewater discharge, to update or remove underground storage tanks, to address contamination issues and to improve wastewater treatment systems at a number of its facilities in Canada and the United States. Management estimates similar expenditures at $5.9 million for fiscal 2005. Management believes that compliance with currently applicable environmental protection requirements will not have a material effect on the Company's earnings or competitive position during fiscal 2005.

4.6 TRADEMARKS

As the Company is involved in the production, sale and distribution of food products, it relies on brand recognition and loyalty from its clientele in addition to relying on the quality of its products. The Company focuses on certain established brands and believes that its trademarks are recognized by consumers for quality and reliability. Hence, Saputo takes appropriate measures to protect and enforce its intellectual property.

4.7 RISKS AND UNCERTAINTIES

Product Liability

Saputo's operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Saputo has quality control procedures in place within its operations to reduce such risks and has never experienced any material contamination problems with its products. However, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo's reputation for product quality. We maintain product liability and other insurance coverage that we believe to be generally in accordance with the market practice in the industry.

Supply of Raw Materials

Saputo purchases raw materials that may represent up to 85% of the cost of products. It processes raw materials into the form of finished edible products intended for resale to a broad range of consumers. Thus, variations in the price of foodstuffs can influence Company results upwards or downwards, and the effect of any increase of foodstuff prices on results depends on the ability of the Company to transfer those increases to its customers, and this in the context of a competitive market.

US and International Markets

The price of our main raw material – milk – and the price of our cheese products in the United States and Argentina and by-products on international markets are based on market supply and demand forces. The prices are tied to numerous factors, such as the health of the economy and supply and demand levels for dairy products in the industry. Price fluctuations may affect the Company's results. The effect of such fluctuations on our results will depend on our ability to implement mechanisms to reduce them.

Competition

The food processing industry in North America is extremely competitive. Saputo participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo. In the United States, Saputo competes in the dairy industry on a national basis with several regional and national competitors, and this is also true of our activities in Argentina. Our performance will be dependent on our ability to continue to offer quality products at competitive prices, and this applies to all the countries in which we operate.

Consolidation of Clientele

During the last few years, we have seen important consolidation in the food industry in all market segments. Given that we serve these segments, the consolidation within the industry resulted in a decrease in the number of clients and an increase in the relative importance of some clients. Within the retail, foodservice and ingredient market segments, no customer represents more than 10% of our total consolidated sales, except for one retail customer representing 11.6 % to which we sell both branded and private label products. Our ability to continue to service our clients in all the markets that we serve will depend on the quality of our products, services and the prices of our products.

Environment

Saputo's business and operations are subject to environmental laws and regulations. We believe that our operations are in compliance, in all material aspects, with such environmental laws and regulations, except as disclosed elsewhere in this Annual Information Form. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo and could require significant additional expenditures to achieve or maintain compliance.

Consumer Trends

Demand for our products is subject to changes in consumer trends. These changes may affect the Company's earnings. In order to constantly adapt to these changes, the Company innovates and develops new products.

Financial Risk Exposures

Saputo has financial risk exposure to varying degrees relating to interest rates or to exchange rates related to United States and the Argentine currencies. While we use interest rate swaps to manage our interest rate exposure, we do not fully hedge against all these financial risk exposures, and there can be no assurance that such exposures will not affect our profitability. Approximately 34.8% of our sales are realized in the United States and 1.2% in Argentina; therefore, we are exposed to currency exchange fluctuations. Cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars. To minimize the effect of interest rate fluctuations on the results of the Company, Saputo has utilized swaps for 78.6% of its long-term debt in Canadian currency. The debt in US currency is at a fixed rate throughout its term. Overall, 97% of the total long-term debt is protected from interest rate fluctuations.

Regulatory Considerations

The production and distribution of food products are subject to federal, state, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo's operations. The impact of new laws and regulations, stricter enforcement or interpretations or changes to enacted laws and regulations will depend on our ability to adapt and comply. We are currently in compliance with all important government laws and regulations and maintain all important permits and licenses in connection with our operations.

Tariff Protection

Dairy-producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or amendments to international trade agreements will not, at some time in the future, result in the removal of tariff protection in the dairy market, resulting in increased competition. Our performance will be dependent on our ability to continue to offer quality products at competitive prices.

ITEM 5 – DIVIDEND POLICY

Saputo has a policy of declaring quarterly cash dividends on the Common Shares. In fiscal 2002, 2003 and 2004, Saputo declared respectively the following yearly dividends on the common shares, $0.22, $0.40 and $0.48 per share. In fiscal 2004, the Company's dividend policy was reviewed by the Board of Directors and the quarterly dividend of $0.10 per share, representing a yearly dividend of $0.40 per share, was increased on August 6, 2003 to $0.12 per share, representing a yearly dividend of $0.48 per share. The balance of the Company's earnings are reinvested to finance the growth of its business. The Company's dividend policy will be reviewed from time to time, but at least once annually, by the Board of Directors and will depend on Saputo's financial condition, results of operations, capital requirements and such other factors as the Board of Directors, in its sole discretion, deems relevant.

ITEM 6 – CAPITAL STRUCTURE

The articles of the Company provide that its authorized share capital shall be composed of an unlimited number of Common Shares and an unlimited number of Preferred shares, issuable in series, all without nominal or par value. As of the close of business on June 1st, 2004, 103,970,432 Common Shares and no Preferred shares were issued and outstanding.

The following is a summary of the material provisions which attach to the classes of shares of the capital stock of Saputo and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.

Common Shares

The Common Shares carry and are subject to the following rights, privileges, restrictions and conditions:

Voting

Each Common Share entitles its holder to receive notice of and to attend all general and special meetings of shareholders of Saputo, other than meetings at which only the holders of a particular class or series are entitled to vote, and each such Common Share entitles its holder to one vote.

Dividends

The holders of Common Shares are, in the discretion of the Board of Directors, entitled to receive, out of any amounts properly applicable to the payment of dividends and after the payment of any dividends payable on the Preferred shares, any dividends declared and payable by Saputo on the Common Shares.

Dissolution

The holders of Common Shares shall be entitled to share equally in any distribution of the assets of Saputo upon the liquidation, dissolution or winding-up of Saputo or other distribution of its assets among its shareholders. Such participation is subject to the rights, privileges, restrictions and conditions attached to any issued and outstanding Preferred shares or shares of any other class ranking prior to the Common Shares.

Preferred Shares

The Preferred shares may be issued from time to time in one or more series, the terms of each series including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations to be determined at the time of creation of each such series by the Board of Directors of Saputo without shareholder approval, provided that all Preferred shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of assets of Saputo for the purpose of winding-up its affairs, *pari passu* among themselves and in priority to all shares of any class ranking junior to the Preferred shares.

ITEM 7 – MARKET FOR SECURITIES

The Common Shares of Saputo are listed on the Toronto Stock Exchange under the stock market symbol "SAP". The following table shows the price range and trading volume of the Common Shares for each of the months of the last fiscal year:

Price Range and Trading Volume of the Common Shares

Month	High ($)	Low ($)	Volume (000's)
April 2003	25.35	21.80	1,555,027
May 2003	26.17	24.25	1,911,135
June 2003	28.15	24.70	2,291,122
July 2003	27.95	25.10	1,179,166
August 2003	28.60	27.35	898,924
September 2003	28.50	25.16	1,331,246
October 2003	27.75	25.75	1,611,249
November 2003	29.00	25.45	1,981,754
December 2003	32.50	26.51	2,514,089
January 2004	32.30	29.48	1,516,924
February 2004	31.30	28.90	1,448,770
March 2004	33.15	29.70	1,170,876

ITEM 8 – DIRECTORS AND OFFICERS

8.1 DIRECTORS

The following table sets forth each director's name and municipality of residence, the year in which he or she first became a director, his or her principal occupation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each director as at June 1, 2004. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

Name and municipality of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised as at June 1, 2004
EMANUELE (LINO) SAPUTO [3] Senneville, Québec	1992	Chairman of the Board of the Company	60,345,126 [1]
LINO A. SAPUTO, JR. Westmount, Québec	2001	President and Chief Executive Officer of the Company	33,589
ANDRÉ BÉRARD[2][5] Verdun, Québec	1997	Corporate Director	8,125
CLAUDE BLANCHET [4] Île Bizard, Québec	2000	Corporate Director	2,000
LUCIEN BOUCHARD Outremont, Québec	2004	Senior Partner, Davies Ward Phillips & Vineberg LLP	–
PIERRE BOURGIE [2][4] Outremont, Québec	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	465,000
FRANK A. DOTTORI Témiscaming, Québec	2003	President and Chief Executive Officer of Tembec Inc. (a forest products company)	–
JEAN GAULIN [2] San Antonio, Texas, USA	2003	Corporate Director	6,200
CATERINA MONTICCIOLO, CA Laval, Québec	1997	President of Julvest Capital Inc. (a holding company)	119,000
PATRICIA SAPUTO, CA, FP Laval, Québec	1999	President of Pasa Holdings Inc. (a holding company)	1,800
LOUIS A. TANGUAY[4] Laval, Québec	1997	Corporate Director	4,000

(1) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo, and by other holding companies owned and controlled by his brothers and sisters and their families, all of which have granted to Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Company's Initial Public Offering.

(2) Members of the Corporate Governance and Human Resources Committee.

(3) Mr. Emanuele (Lino) Saputo is a director of Uniforêt Inc. which filed for protection under the *Companies' Creditors Arrangement Act* on April 17, 2001. In May 2003, Uniforêt Inc. entered into a plan of arrangement with its creditors. In February 2004, Uniforêt Inc. completed the implementation of this plan.
(4) Members of the Audit Committee.
(5) Lead Director.

During the last five years, all of the above directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for Mr. Lino A. Saputo, Jr. who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company); Mr. André Bérard who, until March 10, 2004, was Chairman of the Board of a Canadian Chartered Bank; Mr. Claude Blanchet who, until May 2003, was Chairman of the Board, President and Chief Executive Officer of Société générale de financement du Québec; Mr. Lucien Bouchard who, from January 1996 to March 2001, was Prime Minister of the Province of Québec and, since April 2001, is a senior partner at Davies Ward Phillips & Vineberg LLP; and Mr. Jean Gaulin who, from January 1, 1999 to December 31, 2001, was President and Chief Executive Officer of Ultramar Diamond Shamrock, and from January 1, 2000 to December 31, 2001, was also Chairman of the Board of Ultramar Diamond Shamrock and since January 1, 2002, is a Corporate Director.

Information as to shares beneficially owned by each director, or over which each exercised control or direction, as at June 1, 2004, has been furnished by the directors individually.

Additional information concerning the shareholdings of, and options granted to, directors is included in the section entitled "Election of Directors" appearing on page 3 of the Company's Management Proxy Circular dated June 8, 2004, which information is incorporated herein by reference.

8.2 EXECUTIVE OFFICERS

The following table sets forth the name, municipality of residence and position with the Company of each person who is an executive officer of the Company as of the date hereof:

Name and municipality of residence	Position
Emanuele (Lino) Saputo Senneville, Québec	Chairman of the Board
Lino A. Saputo, Jr. Westmount, Québec	President and Chief Executive Officer
Louis-Philippe Carrière, CA Lorraine, Québec	Executive Vice-President, Finance and Administration and Secretary
Dino Dello Sbarba Rosemère, Québec	President and Chief Operating Officer, Cheese Division (USA)
Pierre Leroux Saint-Bruno, Québec	Executive Vice-President, Human Resources and Corporate Affairs
Randy Williamson Île des Soeurs, Québec	President and Chief Operating Officer, Dairy Products Division (Canada)

During the last five years, all of the above executive officers have held the principal occupation indicated above or other executive capacities with the Company, except for Lino A. Saputo, Jr. who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company); and Randy Williamson who, between 1998 and the completion of the Dairyworld Acquisition, was Chief Operating Officer of Dairyworld.

As at June 1, 2004, the directors and executive officers of Saputo, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 61,010,047 Common Shares, representing approximately 58.7 % of the outstanding Common Shares of the Company.

ITEM 9 – LEGAL PROCEEDINGS

The Company is defendant to certain claims arising from the normal conduct of its business. Management believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position.

ITEM 10 – INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value.

ITEM 11 – TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrar of the Company is National Bank Trust at its principal offices in Montreal and Toronto.

ITEM 12 – MATERIAL CONTRACTS

No material contract outside the ordinary course of business was entered into by the Company since January 1, 2002.

ITEM 13 – AUDIT COMMITTEE INFORMATION

13.1 AUDIT COMMITTEE'S CHARTER

The Audit Committee's charter, as approved by the Board of Directors on February 5, 2004, is included in Appendix A.

13.2 COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE

All members of the Audit Committee are independent and financially literate.

The following table sets forth each Audit Committee member's name and education and experience relevant to the performance of his responsibilities as an Audit Committee member.

Name	Education and experience
Claude Blanchet	Completed a M.B.A. specialized in finance. From 1978 to 1983, he was the general director of the Société de Développement Corporatif, an organization which main purpose was to invest in Québec's cooperatives. From 1983 to 1997, Mr. Blanchet was President and General Director of the Fonds de Solidarité des Travailleurs du Québec, a large capital risk organization in Canada, and from 1997 to 2003, he was Chairman of the Board and Chief Executive Officer of the Société générale de financement du Québec. Moreover, Mr. Blanchet was and continues to act as a corporate director in various public and private companies. Throughout these professional experiences, Mr. Blanchet participated actively in the review of financial statements and was directly involved in the investment in the capital of several companies. Mr. Blanchet's experiences required and contributed to the development of his ability to analyse financial statements and understand the Generally Accepted Accounting Principles (the "**GAAP**").
Pierre Bourgie	Completed a bachelor's degree in commerce. Mr. Bourgie was President of Urgel Bourgie Ltd. until the sale of this company in 1996. Since then, he is responsible for the investment activities of the Bourgie family and has founded two (2) investment funds, Les Partenaires de Montréal, specialized in business financing, and Ipso Facto, specialized in real estate investments. Mr. Bourgie is the President of these two (2) funds. Mr. Bourgie also serves on the board of directors of various companies, where, for certain of them, he is a member of the audit committee, including one where he is the Chair of the committee. Mr. Bourgie's experiences required and contributed to the development of his ability to analyse financial statements and understand the GAAP.
Louis A. Tanguay	Completed a bachelor's degree in commerce. Mr. Tanguay occupied several executive positions within the BCE organization requiring his involvement in the preparation of financial statements and the analysis of financial and operational performances of BCE related companies. More specifically, he was Chairman of the Board of Telebec, Executive Vice President (Corporate) of Bell Canada, President of Bell Québec and President of Bell Canada International. He was also actively involved in the acquisition, merger and disposal of companies. Mr. Tanguay has an extensive past and present experience as a corporate director of public companies involving, for some of them, participation in audit committees. Mr. Tanguay's professional experiences required and contributed to the development of his ability to analyse financial statements and understand the GAAP.

13.3 POLICIES AND PROCEDURES REGARDING THE SERVICES RENDERED BY THE EXTERNAL AUDITORS

On February 5, 2004, the Company adopted a revised policy with respect to services rendered by its external auditors (the "**Policy**").

The Policy divides the services in three categories: (i) services that are considered audit related ("**Audit Services**") and therefore covered by the annual audit budget; (ii) services that are considered indirectly audit related ("**Consultation Services**") but not covered by the annual audit budget; and (iii) non-audit services ("**Non-Audit Services**"). Pursuant to the Policy, no services other than the Audit Services can be provided by the Company's external auditors unless the following conditions are met:

Consultation Services

(i) The Audit Committee has pre-approved the Consultation Services to be provided; or

(ii) the aggregate amount of all services (other than Audit Services) not pre-approved by the Audit Committee and rendered during the financial year in which the Consultation Services are to be rendered do not exceed the highest of $25,000 or five percent (5%) of the total amount of fees paid by the Company during the financial year in which the Consultation Services are to be rendered.

Non-Audit Services

(i) The attribution of the Non-Audit Services to the external auditors of the Company presents an added-value for the Company; and

(ii) the Audit Committee pre-approved the services to be rendered.

Finally, the Policy requires that the management of the Company presents to the Audit Committee, on a quarterly basis, a statement of the services (other than the Audit Services) rendered by the external auditors of the Company as well as any mandate given to other accounting firms.

13.4 EXTERNAL AUDITOR SERVICE FEES BY CATEGORY

The following table sets out the fees paid to Deloitte & Touche LLP, the Company's external auditors, for the fiscal years 2003 and 2004:

Fee Category	2003	2004
	($)	($)
Audit Fees	473,412	493,614
Audit Related Fees	95,678	79,927
Tax Fees	496,972	232,158
All Other Fees	37,250	247,575
Total	1,103,312	1,053,274

"Audit Fees" include the aggregate professional fees paid to Deloitte & Touche LLP for the audit of the consolidated annual financial statements and other regulatory audits and filings.

"Audit Related Fees" include the aggregate fees paid to Deloitte & Touche LLP for services related to the Audit Services, including namely pension plans audits, consultations regarding financial reporting and accounting standards and translation of the annual report.

"Tax Fees" include the aggregate fees paid to Deloitte & Touche LLP for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and sales tax returns.

"All Other Fees" include the aggregate fees paid to Deloitte & Touche LLP for all services other than those reported under Audit Fees, Audit Related Fees and Tax Fees, including namely consultation services for municipal taxation and due diligence review in the context of acquisitions.

ITEM 14 - ADDITIONAL INFORMATION

Additional information, including disclosure of the Company's corporate governance practices, remuneration and indebtedness to the Company of the directors and officers, principal holders of Saputo's securities, and options to purchase securities, where applicable, is included in Saputo's Management Proxy Circular dated June 8, 2004 and may be found in SEDAR at www.sedar.com . Additional financial information is included in the Consolidated Financial Statements of Saputo and Notes thereto and in the accompanying Management Report for the fiscal year ended March 31, 2004. Copies of these documents may be obtained upon request to the Secretary of the Company, at its head office, 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, H1P 1X8, Telephone: (514) 328-6662.

In addition, when the securities of Saputo are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed, the following documents may be obtained free of charge from the Secretary of the Company:

(i) one copy of the Annual Information Form, together with one copy of any documents or portion thereof incorporated by reference therein;

(ii) one copy of the comparative financial statements of Saputo for its most recently completed fiscal year together with the report of the auditor thereon and one copy of any interim financial statements of Saputo subsequent to the financial statements for its most recently completed fiscal year;

(iii) one copy of Saputo's Management Proxy Circular for its most recent annual meeting of shareholders which involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus.

At any other time, one copy of the documents referred to in subparagraphs (i), (ii) and (iii) above will be provided free of charge upon request to the Secretary.

* * *

APPENDIX “A”

AUDIT COMMITTEE MANDATE

AUTHORITY

The audit committee (the “Committee”) is a standing committee of the board of directors which has the responsibilities described under the heading “Responsibilities”.

The Committee has free access to personnel and documents of the company and is granted the resources necessary to carry out its duties.

STRUCTURE

1. The Committee is made up of a minimum of three independent directors of the company, each having financial skills.

2. The mandate of the members is for one year and may be renewed. The members are appointed by the board of directors at the first meeting following the annual meeting of shareholders, or at any other meeting to fill a vacancy.

3. The chairman is appointed by the board of directors for a one-year term, which may be renewed. In the absence or failure of the chairman to sit, the chair is filled by a member chosen by the Committee.

4. The Committee meets at least four times annually to examine the annual and quarterly financial statements of the company and may call special meetings as needed. The Committee determines the place, date and time of its meetings. The meetings may be held by telephone or by any other means allowing the members to communicate with each other.

5. The quorum for meetings of the Committee is a majority of the members and decisions are made by the majority of the votes cast by the members present.

6. Minutes of meetings of the Committee are taken by the secretary of the board of directors (or any other person designated by the Committee) and must give an exact account of the decisions made at the meetings.

7. In addition to the members of the Committee, any other person may be called before the meetings at the request of the chairman of the Committee.

8. The Committee has the power to retain independent legal counsels or other advisors it considers necessary to carry out its mandate and to fix their compensation.

9. The Committee has the power to communicate directly with the internal auditor of the company.

10. The external auditor reports directly to the Committee.

RESPONSIBILITIES

11. Directly supervise the work of the external auditor retained to establish or issue the auditor's report or render other audit, examination or certification services to the company.

12. Review the quarterly and annual financial statements of the company, management's report and press releases respecting the financial results before their public release.

13. Review the content of the management proxy circular, annual information form and annual report of the company.

14. Review, examine and discuss the foreseeable repercussions of the new audit and accounting standards or new securities rules.

15. Study any other issue about which the board of directors should, in the opinion of the auditors, be informed.

16. Study and evaluate the risk factors inherent to the company and ensure the development of appropriate measures to manage them effectively.

17. Periodically evaluate the presence of the necessary internal control systems of the company and periodically review the effectiveness of such systems.

18. Periodically evaluate the procedures set up by the company to communicate the financial information taken or derived from the financial statements of the company other than the information referred to in paragraph 12 of this mandate and periodically ensure their effectiveness.

19. Establish procedures regarding:

    i. The receipt, keeping and processing of complaints received by the company respecting accounting and internal accounting controls or the audit;

    ii. The confidential and anonymous presentation by employees of the company of concerns affecting questionable matters relating to accounting or auditing.

20. Recommend to the board of directors the auditors for the upcoming fiscal year and the fees to be paid to them.

21. Annually review the audit plan prepared by the external auditors and determine whether it meets the needs of the company.

22. Adopt a policy concerning the prior approval of all services not related to the audit which the external auditors of the company may render to the company and its subsidiaries in accordance with applicable legislation.

23. Meet with the auditors in regard to the financial statements and discuss with them their assessment of the control systems in place and their recommendations.

24. The Committee shall periodically meet the internal auditor to ensure the quality of the internal controls of the Company and make the link between the internal auditor and the external auditors of the company.

25. Study the impact of new accounting principles on the company's results.

26. Review the financial statements of the pension plans of the company.

27. Examine and approve the hiring policies of the company with respect to employees and former employees of the present auditor and former auditors of the company.

28. Carry out any other duty related to the performance of its mandate.

29. Carry out any other mandate which the board of directors may entrust to it from time to time.

30. Annually assess the accomplishments and performance of the audit committee.

31. Annually review the mandate of the audit committee.

SAPUTO INC.

RECEIVED
2004 AUG 18 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of common shares of SAPUTO INC. will be held in the Laval room of the Hotel Sheraton Laval, 2440 autoroute des Laurentides, Laval, Québec, on August 4, 2004 at 11:00 a.m. (local time) for the following purposes:

(1) to receive the consolidated balance sheet, the consolidated statement of earnings and retained earnings and the consolidated statement of cash flows for the year ended March 31, 2004 and the auditors' report relating thereto ;

(2) to elect directors for the ensuing year ;

(3) to appoint auditors for the ensuing year and authorize the directors to fix their remuneration ;

(4) to transact such other business as may properly come before the meeting and any adjournment thereof.

Only holders of common shares of Saputo Inc. of record at 5:00 p.m. on June 25, 2004 will be entitled to receive this notice.

The management proxy circular for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Saint-Léonard, Québec, June 8, 2004.

SEC MAIL PROCESSING RECEIVED AUG 17 2004 WASH. D.C. 185 SECTION

BY ORDER OF THE BOARD OF DIRECTORS

Louis-Philippe Carrière, CA
Executive Vice-President,
Finance and Administration and Secretary

Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign the enclosed form of proxy and return it in the stamped envelope provided as soon as possible. Your shares will be voted in accordance with your instructions as indicated on the proxy. If the proxy does not provide for any instructions, the persons whose names are printed on the form will vote in favour of the proposals made by Management.

SAPUTO INC.

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation by the Management of SAPUTO INC. (the "Company") of proxies which will be used to vote at the Annual Meeting (the "Meeting") of the holders of common shares of the Company (the "Common Shares") to be held on August 4, 2004, at the time and place and for the purposes set forth in the foregoing Notice and at any adjournment thereof.

The solicitation of proxies will be made primarily by mail. However, the management of the Company may solicit proxies at a nominal cost by telephone, telecopier or by personal interview. The Company will reimburse brokers and other persons holding shares for others for their reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company at least 48 hours prior to the Meeting. A proxy may be revoked at any time by the person giving it, to the extent that it has not already been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company if this notice is received no later than the business day preceding the Meeting. The powers of the proxy holders may also be revoked if the holder of Common Shares attends the Meeting in person and so requests by depositing such written notice with the Chairman of the Meeting.

The persons whose names are printed on the enclosed form of proxy are directors and executive officers of the Company. **Every holder of Common Shares has the right to appoint a person (who need not be a shareholder) other than those whose names are printed on the form of proxy to act on his behalf at the Meeting. To exercise this right, the holder of Common Shares must insert his nominee's name in the blank space provided for such purpose in the form of proxy or prepare another proxy in proper form.**

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions indicated on the form of proxy. **If the form of proxy does not provide for any instructions, these persons will vote in favour of the proposals made by Management.**

Every proxy given to any of the persons named in the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to any other matter that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Common Shares are the only securities of the share capital of the Company which carry voting rights. As at June 1, 2004, the Company had 103,970,432 Common Shares outstanding. Each Common Share entitles its holder to one vote.

Only holders of Common Shares of record at 5:00 p.m. on June 25, 2004 will be entitled to receive the Notice. They will also be entitled to vote at the Meeting and at any adjournment thereof unless their Common Shares have been transferred and the transferee has produced properly endorsed certificate(s) representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has requested, at least 10 days before the Meeting, that such transferee's name be duly entered on the list of shareholders of the Company, in which case the transferee shall exercise the voting rights attached to the Common Shares.

In connection with the Company's initial public offering in October 1997 (the "Initial Public Offering"), the initial shareholders of the Company, being Gestion Jolina Inc., a holding company controlled by Mr. Emanuele (Lino) Saputo, and the holding companies owned and controlled by Emanuele (Lino) Saputo's brothers and sisters and their families (collectively, the "Saputo Shareholders") entered into an agreement governing their relationship as shareholders of the Company. Under this agreement, Gestion Jolina Inc. has been granted by all other Saputo Shareholders a power of attorney to vote all of the Common Shares held by them at the time of the Initial Public Offering. On June 1, 2004, the 34,939,962 shares held by Gestion Jolina Inc. combined with the common shares held by the other Saputo Shareholders represented 60,345,126 Common Shares or 58.04 % of all of the outstanding Common Shares. The agreement will terminate on the earlier of December 31, 2007 or the day on which Mr. Saputo ceases to control Gestion Jolina Inc.

To the knowledge of the Company's directors and executive officers, on June 1, 2004, the only persons or companies who or which owned of record or beneficially, directly or indirectly, or exercised control or direction over 10% or more of the issued and outstanding Common Shares were the following:

Name and municipality of residence	Type of ownership	Number of Common Shares	Percentage of Class
Gestion Jolina Inc.	of record	34,939,962 (1)	33.61 %
Montréal, Québec	proxy	25,405,164	24.43 %
	Total:	60,345,126	58.04 %

(1) Includes 1,511,628 Common Shares held by Jolina Capital Inc., the sole shareholder of Gestion Jolina Inc.

ELECTION OF DIRECTORS

For fiscal 2005, Management proposes that the Board of Directors be composed of eleven members. **Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the election of the eleven nominees whose names are set forth in the following table.** The vote for each director will be conducted on an individual basis. Each director elected will hold office until the next annual meeting or until that director's successor is duly elected, unless the office is vacated earlier in accordance with the relevant provisions of the applicable laws.

The following table sets forth, for each person nominated by Management for election as a director, his or her name and municipality of residence, the year in which he or she first became a director, the principal occupation of each nominee, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee and the number of options owned by each of the nominee, the whole as at June 1, 2004. Reference is made to Schedule A hereto for a brief biography of the nominees as well as a summary of their attendance to board and committee meetings for fiscal 2004.

Name and municipality of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised	Options owned(1)
EMANUELE (LINO) SAPUTO (3) Senneville, Québec	1992	Chairman of the Board of the Company	60,345,126(2)	--
LINO A. SAPUTO, JR. Westmount, Québec	2001	President and Chief Executive Officer of the Company	33,589	125,746
ANDRÉ BÉRARD(4) (6) Verdun, Québec	1997	Corporate Director	8,125	12,000
CLAUDE BLANCHET(5) Ile-Bizard, Québec	2000	Corporate Director	2,000	6,000
LUCIEN BOUCHARD Outremont, Québec	2004	Senior Partner, Davies Ward Phillips & Vineberg LLP	--	--
PIERRE BOURGIE(4) (5) Outremont, Québec	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	465,000	12,000
FRANK A. DOTTORI Témiscaming, Québec	2003	President and Chief Executive Officer of Tembec Inc. (a forest products company)	--	1,000
JEAN GAULIN(4) San Antonio, Texas, USA	2003	Corporate Director	6,200	1,000
CATERINA MONTICCIOLO, CA Laval, Québec	1997	President of Julvest Capital Inc. (a holding company)	119,000	12,000
PATRICIA SAPUTO, CA, FP Laval, Québec	1999	President of Pasa Holdings Inc. (a holding company)	1,800	8,000
LOUIS A. TANGUAY(5) Laval, Québec	1997	Corporate Director	4,000	12,000

(1) Effective in fiscal 2005, the options granted to the outside directors of the Company will be replaced by deferred share units.

(2) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo, and by other holding companies owned and controlled by his brothers and sisters and their families, all of which have granted to Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Company's Initial Public Offering. See "Voting Shares and Principal Holders of Voting Shares".

(3) Mr. Emanuele (Lino) Saputo is a director of Uniforêt Inc. which filed for protection under the Company's Creditors Arrangement Act on April 17, 2001. In May 2003, Uniforêt Inc. entered into a plan of arrangement with its creditors. In February 2004, the Company completed the implementation of this plan.

(4) Members of the Corporate Governance and Human Resources Committee.

(5) Members of the Audit Committee.

(6) Lead Director.

During the last five years, all of the above nominees have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. Lino A. Saputo, Jr., who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a forest products company); Mr. André Bérard who, until March 10, 2004, was Chairman of the Board of a Canadian Chartered Bank; Mr. Claude Blanchet who, until May 2003, was Chairman of the Board, President and Chief Executive Officer of Société générale de financement du Québec; Mr. Lucien Bouchard who, from January 1996 to March 2001, was the Prime Minister of the Province of Québec and since April 2001, is a senior partner at Davies Ward Phillips and Vineberg LLP; and Mr. Jean Gaulin who, from January 1, 1999 to December 31, 2001, was President and Chief Executive Officer of Ultramar Diamond Shamrock, and from January 1, 2000 to December 31, 2001, was also Chairman of the Board for the same company, and since January 1, 2002, is a Corporate Director.

Information as to shares and options beneficially owned by each nominee, or over which each exercised control or direction, as at June 1, 2004, has been furnished by the nominees individually.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the fiscal years ended March 31, 2004, 2003 and 2002, as salary, bonus or otherwise, by the former CEO, CEO, CFO and the three most highly compensated senior executives of the Company (collectively, the "Named Executive Officers"). Certain aspects of this compensation are dealt with in further detail in the following tables.

		Annual compensation			Long-term compensation	
					Awards	
Name and principal occupation	Year	Salary [1] ($)	Bonus [1] ($)	Other annual compensation [2] ($)	Number of Common Shares under options granted [3]	All other compensation ($)
Emanuele (Lino) Saputo Chairman of the Board [4]	2004 C$ 2003 C$ 2002 C$	600,000 600,000 600,000	360,000 330,000 300,000	- - -	- - -	- - -
Lino A. Saputo, Jr. President and Chief Executive Officer [5]	2004 US$ 2004 C$ 2003 US$ 2002 C$ 2002 US$	262,500 131,250 335,000 48,000 286,000	157,500 78,750 184,250 14,000 141,000	- - - - -	26,250 8,750 33,114 23,053 34,579	- - - - -
Louis-Philippe Carrière Executive Vice-President Finance and Administration and Secretary	2004 C$ 2004 US$ 2003 C$ 2003 US$ 2002 C$ 2002 US$	380,000 63,000 380,000 63,000 146,000 219,000	190,000 31,500 152,000 25,200 61,000 84,000	- - - - - -	25,334 6,333 25,041 6,260 23,053 34,579	- - - - - -
Pierre Leroux Executive Vice-President Human Resources and Corporate Affairs	2004 C$ 2004 US$ 2003 C$ 2003 US$ 2002 C$ 2002 US$	380,000 63,000 380,000 63,000 146,000 219,000	171,000 28,350 152,000 25,200 61,000 84,000	- - - - - -	25,334 6,333 25,041 6,260 23,053 34,579	- - - - - -
Dino Dello Sbarba President and Chief Operating Officer Cheese Division (USA)	2004 C$ 2004 US$ 2003 C$ 2002 C$ 2002 US$	356,250 100,000 475,000 365,500 73,000	213,750 60,000 261,250 197,000 21,000	- - - - -	22,284 9,383 31,301 23,053 34,579	- - - - -
Randy Williamson President and Chief Operating Officer Dairy Products division (Canada)	2004 C$ 2003 C$ 2002 C$	425,000 370,000 350,000	255,000 203,500 175,000	- - -	26,667 24,382 52,106	- - -

(1) The allocation of salary and bonus of the Named Executive Officers in US and Canadian dollars reflects the involvement of the individuals in the Company's United States and Canadian operations respectively.

(2) Excluded from Other Annual Compensation are perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 and ten percent of the total annual salary and bonus of the Named Executive Officer for the fiscal year.

(3) Prior years figures have been restated to reflect the stock dividend on the Common Shares of November 23, 2001, which had the same effect as a two-for-one stock split.

(4) Mr. Emanuele (Lino) Saputo was President and Chief Executive Officer of the Company until March 30, 2004.

(5) Mr. Lino A. Saputo, Jr. was appointed President and Chief Executive Officer of the Company on March 30, 2004.

Options granted during the most recently completed fiscal year

The following table presents the options granted under the Equity Compensation Plan (as defined in the section "Securities authorized for Issuance under Equity Compensation Plans" of this Circular), to the Named Executive Officers during the fiscal year ended March 31, 2004.

Name	Number of Common Shares under options granted	% of total options granted to employees in financial year	Exercise price (1) ($/Share)	Market value of Common Shares underlying options on the date of grant ($/Share) (1)	Expiration date
Emanuele (Lino) Saputo	-	-	-	-	-
Lino A. Saputo, Jr.	35,000	2.62	22.50	22.50	04/01/2013
Louis-Philippe Carrière	31,667	2.37	22.50	22.50	04/01/2013
Pierre Leroux	31,667	2.37	22.50	22.50	04/01/2013
Dino Dello Sbarba	31,667	2.37	22.50	22.50	04/01/2013
Randy Williamson	26,667	1.99	22.50	22.50	04/ 01/2013

(1) Corresponds to the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on March 31, 2003, which is the business day immediately preceding April 1, 2003 being the grant date.

Aggregate options exercised during the most recently completed fiscal year and year-end values

The following table presents, for each of the Named Executive Officers, the options exercised during the fiscal year ended March 31, 2004, as well as the unexercised options and the value of the unexercised in-the-money options as at March 31, 2004 under the Equity Compensation Plan. It should be noted that unexercised options might never be exercised and that the value of unexercised in-the-money options might never be realized.

Name	Number of Common Shares acquired on exercise	Aggregate value realized (1) ($)	Number of unexercised options as at 03/31/04		Value of unexercised in-the-money options as at 03/31/04 (2)	
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Emanuele (Lino) Saputo	-	-	-	-	-	-
Lino A. Saputo, Jr.	-	-	29,674	96,072	341,760	926,627
Louis-Philippe Carrière	-	-	96,086	130,776	1,522,214	1,607,606
Pierre Leroux	-	-	119,771	130,015	1,857,350	1,597,446
Dino Dello Sbarba	11,694	251,421	133,910	130,776	2,057,643	1,607,606
Randy Williamson	-	-	25,718	77,437	305,995	773,262

(1) The aggregate value realized on exercise is equal to the difference between the closing price of the Common Shares on the TSX on the exercise date and the exercise price of the option.

(2) The value of an unexercised in-the-money option at fiscal year-end is equal to the difference between the closing price of the Common Shares on the TSX on March 31, 2004, being $33.05 per share, and the exercise price of the option.

Defined Benefit

The following table presents the estimated annual benefits payable at normal retirement age ("NRA") for Mr. Randy Williamson, who is the only Named Executive Officer currently participating in a defined benefit pension plan as a result of his role as Chief Operating Officer of a subsidiary of the Company before its acquisition in February 2001.

Pension Plan Table

Remuneration	**Mr. Williamson's projected Years of Service at NRA**
$(000's)	**12.5**
125 and above	25,000

Mr. Williamson is entitled to retirement benefits equal to 2% of his final three years average earnings multiplied by his years of credited service as a member of the pension plan.

Furthermore, the total annual pension payable from the plan at retirement is limited by the Canada Customs and Revenue Agency. Based on 2005 limits, the maximum annual retirement benefit is equal to $2,000 multiplied by Mr. Williamson's credited service. This limit is indexed annually after 2005. As at January 1st, 2004, Mr. Williamson was credited with 1.00 year of service.

The plan's normal retirement age is 65. However, a member can retire as early as age 55 and start receiving a reduced pension. The pension is reduced by 3% per year that retirement age precedes age 65.

If Mr. Williamson has a spouse at time of retirement, the benefit payable to his spouse will be on the basis of a joint and surviving spouse annuity reducing to 60% upon his death. Otherwise, the normal form of payment will be a lifetime pension guaranteed for ten years.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL

There is no contract, arrangement or any other understanding with respect to employment, termination of employment, a change of control or a change in responsibilities following a change of control, between the Company and any of the Company's senior executive officers.

CORPORATE GOVERNANCE AND HUMAN RESOURCES COMMITTEE

Composition of the Committee

The Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") is composed of three members of the Board of Directors, Messrs. André Bérard, Pierre Bourgie and Jean Gaulin, all of whom are outside, unrelated and independent directors. Mr. Gaulin was appointed to the Corporate Governance Committee on April 25, 2003, in replacement of Mr. Emanuele (Lino) Saputo in order for this committee to be exclusively composed of unrelated and independent directors. See "Statements of Corporate Governance Practices – Section 3 of Schedule B" attached hereto.

Mandate of the Committee

The Committee has been assigned by the Board of Directors of the Company various functions which may be summarized as follows:

(i) the responsibility of reviewing the executive compensation policy of the Company;

(ii) the determination of option grants and financial performance targets for the bonuses of the executives of the Company;

(iii) the review of the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto;

(iv) the responsibility to ensure proper management succession planning for the Company and making recommendations to the Board of Directors with respect thereto;

(v) the implementation of a process to assess, on an annual basis, the performance of the President and Chief Executive Officer, to establish with the CEO annual and longer term performance targets and expectations and to establish a formal review process of his performance;

(vi) the review of the compensation of the directors in their capacity as directors and making recommendations to the Board of Directors with respect thereto;

(vii) the implementation of a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership, and making recommendations to the Board of Directors with respect thereto;

(viii) the orientation and the continuing education of Board members;

(ix) the implementation of a process to assess, on an annual basis, the effectiveness of the Board of Directors, its various committees and the individual performance of Board members.

Report on Executive Compensation

General Principles of Executive Compensation

During the year ended March 31, 2004, the Company revised its compensation policy following a review conducted by a compensation consulting firm. During such review, the compensation policies of several Canadian and American manufacturing companies and distributors were analysed in light of the size of the Company, the geographic markets in which it operates and the responsibilities given to its senior executives (the "Comparative Group"). The Comparative Group consisted of a representative number of companies which provided a reliable source of comparative information.

For fiscal 2004, the compensation for the senior executives of the Company, including the Named Executive Officers, consisted of three components: base salary, bonus and options. The compensation policy for fiscal 2004 was determined based on the review of market practices as well as an analysis of the performance of the organizations forming part of the Comparative Group. The Corporate Governance Committee believes that the compensation policy is competitive with that offered by Canadian corporations of similar size having operations in the United States.

The following constitutes a summary of the principles based upon which the compensation of the senior executives was determined for fiscal 2004. The compensation policy is designed to attract and retain competent individuals who can ensure the current and long-term success of the Company.

Base Salary

For fiscal 2004, base salary was re-evaluated based on the principles established following the review of the Comparative Group, as well as on more subjective criteria such as internal equity and performance of each senior executive. Base salary is competitive with the third quartile of the base salaries offered by the Canadian corporations included in the Comparative Group and with the median of the base salaries offered by American corporations. A portion of the base salary for certain of the Named Executive Officers for fiscal 2004 was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions, considering the importance of the Company's American operations and the role of such Named Executive Officers.

The Corporate Governance Committee believes that the base salary component of the compensation for the Company's senior executives reflects salaries offered for positions involving similar responsibilities and complexity, internal equity comparisons as well as the ability and experience of the Company's senior executives.

Annual Incentive (Bonus)

For fiscal year 2004, the Corporate Governance Committee determined at the beginning of the fiscal year the financial performance targets which had to be achieved by the Company as well as the maximum amount of bonus which could be paid to each senior executive in the event the targets were met. A bonus is paid only on the basis of financial performance targets.

Under the plan, a bonus could only be paid if at least 85% of the financial performance targets were met by the Company and, in this event, payments were made in proportion to the level actually reached. Therefore, the maximum amount of bonus payable to a senior executive is only paid if the Company reached or exceeded the target levels set at the beginning of the fiscal year. This plan is competitive with the median of bonus plans offered by the corporations included in the Comparative Group.

For fiscal 2004, the amount of bonus paid to each senior executive, other than the Chief Executive Officer, represented between 45% and 60% of his base salary. The bonus paid to each senior executive was fully paid based on the achievement of the financial performance targets originally determined. As with the base salary, considering the importance of the Company's American operations, a portion of the bonuses for certain of the Named Executive Officers was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions.

The Corporate Governance Committee reviewed the bonus plan and believes that its underlying principles are sufficiently defined and adequately encourage the senior executives to excel.

Long-Term Incentive Plan (Options)

Options to purchase Common Shares may be granted from time to time to senior executives and other key employees pursuant to the Equity Compensation Plan in order to sustain a commitment to long-term profitability and maximize shareholder value.

On April 1, 2003, the Corporate Governance Committee granted options to senior executives for the fiscal year ended March 31, 2004. The number of options granted depended on the position held by each senior executive and represented a percentage of base salary, without taking into account the number of options already held by such senior executive. Refer to the section entitled "Securities Authorized for Issuance under Equity Compensation Plan" for a discussion of the terms and conditions relating to the options, including vesting periods.

Chief Executive Officer

For fiscal 2004, the Chief Executive Officer's base salary and bonus and the evaluation of his performance were based upon the same principles as those used for the other senior executives of the Company. Base salary and bonus of the Chief Executive Officer are competitive with the median of the base salaries offered by the Canadian corporations included in the Comparative Group and with the lower quartile range offered by American corporations. During fiscal 2004, no options were granted to the Chief Executive Officer, as his interest as principal shareholder constitutes a sufficient long-term incentive. The foregoing analysis applies to Mr. Emanuele (Lino) Saputo who acted as Chief Executive Officer until March 30, 2004.

PERFORMANCE GRAPH

The following graph compares, on a yearly basis, the total cumulative shareholder return of $100 invested in the Common Shares with the S&P/TSX Composite Index of the TSX during the five fiscal years ending March 31, 2004.



Cumulative Total Return since
March 31, 1999
March 31, 1999 = 100
200
150
100
50
3/31/99
3/31/00
3/31/01
3/31/02
3/31/03
3/31/04
Saputo Total Return
S&P TSX Composite Total Return Index

	03/31/99	03/31/00	03/31/01	03/31/02	03/31/03	03/31/04
SAPUTO TOTAL RETURN	100	69	98	158	119	177
S&P TSX COMPOSITE TOTAL RETURN INDEX	100	145	118	124	103	141

COMPENSATION OF DIRECTORS

Each director who is not a salaried officer or employee of the Company is paid an annual fee of $25,000 and a further attendance fee of $1,250 for each meeting of the Board of Directors or any committee thereof. The Chairman of a committee is also paid an additional annual fee of $5,000. For fiscal 2004, each director who was not a salaried officer or employee of the Company was granted 1,000 options on April 1, 2003 pursuant to the Company's Equity compensation Plan in consideration for his or her services as director of the Company. See "Securities Authorized for Issuance under Equity Compensation Plans".

The following table shows the compensation paid to each director for his or her services in fiscal 2004.

Fees paid and options granted to Directors in fiscal 2004

Director	Retainer Fee ($)	Committee Chair Retainer Fee ($)	Board Attendance Fee ($)	Committee Attendance Fee ($)	Total Fees paid ($)	Options granted
Emanuele (Lino) Saputo	--	--	--	--	--	--
Lino A. Saputo, Jr.	--	--	--	--	--	--
André Bérard (1)	25,000	5,000	10,000	12,500	52,500	1,000
Claude Blanchet	25,000	n/a	10,000	7,500	42,500	1,000
Lucien Bouchard (2)	4,166	n/a	1,250	n/a	5,416	--
Pierre Bourgie (1)	25,000	n/a	10,000	20,000	55,000	1,000
Frank A. Dottori (3)	20,835	n/a	7,500	n/a	28,335	1,000
Jean Gaulin	25,000	n/a	8,750	3,750	37,500	1,000
Caterina Monticciolo	25,000	n/a	8,750	n/a	33,750	1,000
Patricia Saputo	25,000	n/a	8,750	n/a	33,750	1,000
Louis A. Tanguay (1)	25,000	5,000	8,750	10,000	48,750	1,000

(1) These directors were members of the *ad hoc* committee for the succession of the CEO. This committee was implemented for a temporary period and completed its specific mandate in August 2003. The remuneration paid to its members is included in the table above.
(2) Mr. Lucien Bouchard was nominated as director on February 5, 2004.
(3) Mr. Frank A. Dottori was nominated as director on June 10, 2003.

On April 22, 2004, further to the recommendations of the Corporate Governance Committee, the Board of Directors adopted a new compensation policy pursuant to which all directors of the Company shall, at all times while a director, own a number of shares and/or deferred share units having a total market value of at least $150,000, calculated on April 1st of each year. Each director must comply with this new policy within the next three (3) years. Pursuant to the deferred share unit plan (the "Deferred Share Unit Plan") adopted by the Board of Directors on the same date, each director who does not meet the minimum value of $150,000 will receive his entire compensation in deferred share units. Moreover, starting with the current fiscal year, the options granted to each director who is not an officer or an employee of the Company will be replaced by deferred share units pursuant to the terms and conditions of the Deferred Share Unit Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out the only equity compensation plan (the "Equity Compensation Plan") previously approved by security holders as of March 31, 2004 under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under the Equity Compensation Plan (excluding securities reflected in column (a)) (c)**
Equity Compensation Plan approved by security holders	4,745,580	20.96	7,670,710

The following text presents a summary of the main characteristics of the Equity Compensation Plan.

On October 15, 1997, prior to the closing of its Initial Public Offering, the Company established the Equity Compensation Plan for full-time employees, officers and directors of the Company. The purpose of the Equity Compensation Plan is to attract and retain experienced and competent employees, officers and directors and to encourage share ownership by such persons. Effective fiscal 2005, with the adoption of the new compensation policy, the options granted to directors of the Company will be replaced by deferred share units (see "Compensation of Directors").

The total number of Common Shares which may be issued pursuant to the Equity Compensation Plan was initially set at 6,000,000[1] Common Shares. At the Annual and Special Meeting of Shareholders held on August 1, 2001, this number was increased by 8,000,000[1] Common Shares, bringing the total number of Common Shares that may be issued under the Equity Compensation Plan to 14,000,000[1].

The terms, exercise price and number of Common Shares covered by each option as well as the vesting periods of such options are determined by the Corporate Governance and Human Resources Committee at the time the options are granted. However, the Equity Compensation Plan provides that the exercise price may not be less than the closing price of the Common Shares on the TSX on the business day immediately preceding the date of grant. Options granted under the Equity Compensation Plan may not be assigned, and expire ten years from the date of grant. The maximum number of Common Shares which may be optioned in favour of any single individual shall not exceed the maximum number allowed pursuant to the rules of applicable regulatory authorities.

[1] This information has been restated to reflect the 100% stock dividend declared on November 23, 2001, on the Common Shares of Saputo, which had the same effect as a two-for-one split.

As at March 31, 2004, 4,745,580 options were outstanding. As of April 1, 2004, the Corporate Governance and Human Resources Committee granted an aggregate of 984,055 options to participants under the Equity Compensation Plan at an exercise price of $33.05 per share. Of the 5,494,605 options outstanding as at June 1, 2004, 2,327,566 options were exercisable and 3,167,039 will vest at a rate of 20% per year, on each of the first five anniversaries of their date of grant.

As at June 1, 2004, 6,727,983 Common Shares remained available out of the basket of 14,000,000 Common Shares.

Directors and Officers Insurance Coverage

The Company carries liability insurance in an amount limited to $35 million with respect to its directors and officers as a group subject to a $500,000 deductible. For fiscal 2004, the total annual premium in respect of such insurance was $187,700, all of which was paid by the Company and charged to earnings.

Indebtedness of Executive Officers

None of the directors and other executive officers of the Company, nor any of their associates, are indebted towards the Company in respect of loans, advances or guarantees of indebtedness.

Audit Committee Information

Reference is hereby made to pages 27 to 29 of the Annual Information Form of the Company for the year ended March 31, 2004 for a disclosure of information relating to the Audit Committee required under Form 52-110F1. Copy of this document can be found in SEDAR at www.sedar.com or by contacting the Secretary of the Company at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, telephone: (514) 328-6662.

Appointment of Auditors

Deloitte & Touche, chartered accountants, have been the auditors of the Company since 1992.

Except where the authority to vote in favour of the appointment of Deloitte & Touche is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the appointment of Deloitte & Touche, chartered accountants, as auditors of the Company and to vote FOR authorizing the Board of Directors to determine their remuneration. The auditors will hold office until the next Annual Meeting or until their successors are appointed.

Statement of Corporate Governance Practices

The Board of Directors believes that good corporate governance practices are important and has delegated to the Corporate Governance Committee the responsibility of reviewing the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto.

In 1995, the TSX adopted a requirement that each listed company incorporated in Canada disclose its corporate governance practices with reference to a series of guidelines (the "Guidelines"). In 2002, the TSX proposed certain changes to the Guidelines (the "Proposed Guidelines"), which were submitted for approval to the Ontario Securities Commission. In January 2004, the Canadian securities regulators published in draft form for public comment corporate governance disclosure guidelines (the "Proposals"). The Proposals have not been adopted as of the date of this Circular.

The Company's significant shareholder is its founder who holds in the aggregate, directly or indirectly, or exercises control or direction over shares representing 58.04% of all of the outstanding Common Shares, as disclosed previously in this Circular. The Guidelines recognize that a number of corporations have significant shareholders. The Board of Directors believes that the value of the significant shareholder's equity stake in the Company ensures that his interests are aligned with those of the other shareholders of the Company. The Board of Directors believes that the Company's existing corporate governance practices and the implementation of certain measures as disclosed hereinafter, are appropriate to its circumstances and effective and that there are in place appropriate structures, procedures and practices to ensure board efficiency, board independence from management and fair representation of the investment of minority shareholders of the Company.

Schedule B to this Circular discloses the Company's corporate governance practices by addressing each of the Guidelines. Although the Proposed Guidelines and the Proposals are still pending for comments, the Company has already implemented certain measures to improve its corporate governance practices. More particularly, the Company has taken the following actions:

(i) one unrelated and independent director was added to the Board of Directors so that the Board of Directors is composed of a majority of unrelated and independent directors;

(ii) the composition of the Corporate Governance Committee was amended and this Committee, like the Audit Committee, is composed exclusively of unrelated and independent directors;

(iii) the Board of Directors appointed a Lead Director who is unrelated, independent and separate from the Chairman of the Board and the Chief Executive Officer of the Company;

(iv) the Board of Directors implemented a formal evaluation process of the performance of the Board, its committees and its directors, individually;

(v) the Board of Directors adopted a compensation policy which requires director share ownership and adopted a Deferred Share Unit Plan;

(vi) the Board of Directors stopped equity option grants in favour of directors and replaced it with a Deferred Share Unit Plan; and

(vii) the Board of Directors has adopted a Code of Ethics applicable to directors, officers, managers and employees.

Upon the coming into force of new corporate governance legislation, the Committee and the Board will pursue their review of Saputo's corporate governance practices and, if appropriate, will implement changes to improve them.

INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value.

ADDITIONAL INFORMATION

The Company's financial information is included in the Consolidated Financial Statements of the Company and notes thereto and in the accompanying Management Report for the fiscal year ended March 31, 2004. Copies of these documents and additional information concerning the Company can be found in SEDAR at www.sedar.com and may also be obtained upon request to the Secretary of the Company at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, Telephone: (514) 328-6662.

GENERAL

Except as otherwise specifically indicated, the information contained herein is given as at June 1, 2004. The Management of the Company presently knows of no matters to come before the Meeting other than matters identified in the Notice of Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters according to their best judgment.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this Circular.

Saint-Léonard, Québec, June 8, 2004.

Emanuele (Lino) Saputo,
Chairman of the Board

SCHEDULE " A "

DISCLOSURE OF DIRECTOR EXPERIENCE

The following are brief biographies of the Company's nominees:

Emanuele (Lino) Saputo, Chairman of the Board of the Company, Director. Emanuele (Lino) Saputo founded the Company with his parents in 1954. He became Chairman of the Board and President of the Company in 1969. In 1997, following the initial public offering of the Company, he was named Chairman of the Board and Chief Executive Officer of the Company and remained in this position until March 2004, following which he remained Chairman of the Board. Mr. Saputo is also a director of a forest products company.

Lino A. Saputo, Jr., President and Chief Executive Officer of the Company, Director. Lino A. Saputo, Jr., joined the Company in 1988 as Administrative Assistant. In 1993, he became Vice-President, Operations and, in 1998, Executive Vice-President, Operations. From July 2001 to January 1, 2004, he was President and Chief Operating Officer of the Company's Cheese Division (USA). In March 2004, he was appointed to the position of President and Chief Executive Officer of the Company, in replacement of Mr. Emanuele (Lino) Saputo.

André Bérard, Director. André Bérard was Chairman of the Board of a Canadian Chartered Bank from March 2002 to 2004. Over the past 40 years, he held various positions within this Canadian Chartered Bank, including that of Chairman of the Board and Chief Executive Officer from 1990 to March 2002. Mr. Bérard serves on the board of directors of various companies.

Claude Blanchet, Director. Claude Blanchet was Chairman of the Board and President and Chief Executive Officer of the Société Générale de Financement du Québec from 1997 to 2003. He serves on the board of directors of various companies.

Lucien Bouchard, Director. Lucien Bouchard was Prime Minister of the Province of Québec from January 1996 to March 2001. Since April 1, 2001, he is a senior partner with Davies Ward Phillips & Vineberg LLP. Mr. Bouchard serves on the board of directors of various companies.

Pierre Bourgie, Director. Pierre Bourgie is, since 1996, President and Chief Executive Officer of Société Financière Bourgie Inc., a diversified investment company, President of Partenaires de Montréal, a merchant bank specialized in business financing and President of Ipso Facto, a real estate investment fund. Mr. Bourgie also serves on the board of directors of various companies.

Frank A. Dottori, Director. Frank A. Dottori is, since 1973, President and Chief Executive Officer of Tembec Inc., a forest products company which he co-founded. He is Chair of the Pulp and Paper Research Institute of Canada and Chair of the Free Trade Lumber Council. He has also served as Governor of the Montreal Stock Exchange. Mr. Dottori served on the board of directors of several companies and is currently a director of Bell Nordiq and Tembec Inc.

Jean Gaulin, Director. Jean Gaulin was Chairman of the Board of Ultramar Diamond Shamrock Corporation from January 1, 2000 to January 1, 2002. He was also President and Chief Executive Officer of this corporation from January 1, 1999 to January 1, 2002. In 1996, following the merger of Ultramar Corporation and Diamond Shamrock Inc., he was named Vice-Chairman of the Board, President and Chief Operating Officer of Ultramar Diamond Shamrock. Mr. Gaulin serves on the board of directors of various companies.

Caterina Monticciolo, Director. Caterina Monticciolo is a chartered accountant and President of Julvest Capital Inc., a holding company. She is also director and controller for Les Placements Vigica Inc., a diversified investment company. From January 1995 to October 1996, she served as Manager for Administrative Services for Saputo Inc. From 1990 to 1994, she served as an auditor and tax consultant for Samson, Bélair, Deloitte & Touche LLP.

Patricia Saputo, Director. Patricia Saputo is a chartered accountant who worked in accounting and tax from 1991 to 1998 with Samson, Bélair, Deloitte & Touche LLP. Since 1998, she has been employed by Placements Italcan Inc., a diversified investment company and, as of 2002, she became the Chief Financial Officer. Mrs. Saputo is also the President of Pasa Holdings Inc., an investment holding company.

Louis A. Tanguay, Director. Louis A. Tanguay held a number of executive positions during a long career within the BCE organization, including President of Bell Québec from 1992 to 1998 and President of Bell Canada International from 1998 to 2001. He serves on the board of directors of various companies.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended March 31, 2004.

Summary of Board and Committee meetings held

Board of Directors:	8
Corporate Governance and Human Resources Committee:	8
Audit Committee:	6

Summary of Attendance of Directors

Director	Board Meetings Attended	Audit Committee Meetings Attended	Corporate Governance Committee Meetings Attended
EMANUELE (LINO) SAPUTO (Chairman of the Board)	8 of 8	N/A	5 of 5 (1)
LINO A. SAPUTO, JR.	8 of 8	N/A	N/A
ANDRÉ BÉRARD	8 of 8	N/A	8 of 8
CLAUDE BLANCHET	8 of 8	6 of 6	N/A
LUCIEN BOUCHARD	1 of 1 (2)	N/A	N/A
PIERRE BOURGIE	5 of 8	6 of 6	8 of 8
FRANK A. DOTTORI	6 of 7 (3)	N/A	N/A
JEAN GAULIN	6 of 7 (4)	N/A	3 of 3 (1)
CATERINA MONTICCIOLO	7 of 8	N/A	N/A
PATRICIA SAPUTO	7 of 8	N/A	N/A
LOUIS A. TANGUAY	7 of 8	6 of 6	N/A

(1) Mr. Emanuele (Lino) Saputo ceased to be a member of the Corporate Governance and Human Resources Committee on November 6, 2003. He was replaced on the same day by Mr. Jean Gaulin.
(2) Mr. Lucien Bouchard was nominated to the Board of Directors on February 5, 2004.
(3) Mr. Frank A. Dottori was nominated to the Board of Directors on June 10, 2003.
(4) Mr. Jean Gaulin was nominated to the Board of Directors on April 25, 2003.

SCHEDULE "B"

SAPUTO INC. STATEMENT OF
CORPORATE GOVERNANCE PRACTICES
AS AT JUNE 8, 2004

Corporate Governance Guidelines	Comments
1. The Board should explicitly assume the responsibility for stewardship of the Corporation, and specifically for the following:	The Board of Directors is legally responsible for overseeing the stewardship of the Company's affairs to ensure that its resources are managed so as to increase share value and create economic wealth. The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. In order to better fulfil its mandate, the Board of Directors has formally acknowledged its responsibility for, among other matters, (i) reviewing, at least once a year, the Company's strategic orientation and the plans established with respect thereto; (ii) identifying, with Management, the principal risks of the Company's business and the systems put in place to manage these risks; (iii) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer of the Company and other senior officers and to create a culture of integrity throughout the Company; (iv) ensuring proper management succession planning, including appointing, training and monitoring senior management; (v) maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market; (vi) monitoring the efficiency of internal control and management information systems; and (vii) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically applicable to the Company. The Board of Directors has taken, when necessary, specific measures in this respect. Some of these duties were delegated to the Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") and to the Audit Committee.
a) Adoption of a strategic planning process	The Board of Directors meets with Management at least at the beginning of every fiscal year in order to discuss the strategic plan prepared by the Management. The Board also reviews the fiscal year then ended, the budgets, including capital expenditures required for the upcoming fiscal year in order to achieve the growth and objectives set by Management, and reviews the competitive and regulatory environment in which the Company evolves in order to identify the risks and opportunities. The Board of Directors then reviews, on a quarterly basis, the Company's results and accomplishments against the objectives set in the strategic plan.

	The Chief Executive Officer has the responsibility to keep the Board of Directors informed of all important developments that may impact the Company or its industry.
b) Identification of principal risks and implementation of risk management systems	Through its Audit Committee, the Board of Directors identifies the principal risks relating to the Company's business, ensures the implementation of appropriate systems to manage these risks and receives regular reports from management on these matters. Please refer to page 20 of the Annual Information Form under the heading "Risks and Uncertainties" and to page 38 of the Annual Report under the heading "Risk and Uncertainties" for a list of the principal risks relating to the Company's business.
c) Succession planning, including appointing, forming and monitoring senior management	The Corporate Governance Committee is responsible, among other things, for ensuring proper management succession planning for the Company and making recommendations to the Board of Directors with respect thereto. In 2003, an *ad hoc* committee entirely composed of unrelated and independent directors was created in connection with the succession plan for the position of Chief Executive Officer. This Committee held several meetings and made recommendations to the Board of Directors in this regard. In August 2003, Mr. Lino A. Saputo, Jr. was identified as Mr. Emanuele (Lino) Saputo's successor and became President and Chief Executive Officer of the Company on March 30, 2004, following a transition period.
d) Communications policy	The Audit Committee is responsible for the review of the annual and quarterly financial statements of the Company and all other continuous disclosure documents required by regulatory authorities, and such documents are approved by the Board of Directors before mailing. The Board of Directors has the responsibility of maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market. In order to maintain high standards regarding disclosure issues, the Board of Directors adopted a disclosure policy which confirmed the Company's practices. The purpose of the disclosure policy is to ensure that communications to the investing public are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements of the TSX and various securities commissions.
e) Integrity of internal control and management information systems	The Audit Committee, which reports to the Board of Directors, is responsible for ensuring the adequacy of the internal control and management information systems of the Company. The Audit Committee regularly meets with the Executive Vice-President, Finance and Administration and the external auditors in order to examine issues pertaining to the presentation of financial information, accounting practices, upcoming accounting norms, internal accounting systems as well as financial controls and procedures, auditing procedures and programs. In the exercise of its mandate, the Audit Committee has access to the internal audit department of the Company. See also 1 b) and d) above for the

role of the Audit Committee.

2. a) The majority of directors should be unrelated (independent of management and without any conflicts of interest) to the Company and its significant shareholder, if any;

Eleven (11) individuals are currently nominated as directors of the Company, nine (9) of whom are outside directors and seven (7) of whom are unrelated and independent directors. The Board of Directors is composed of a majority of unrelated and independent directors.

In determining unrelated and independent directors, the Corporate Governance Committee has referred to the following definitions. The Committee has identified as unrelated the directors who are not officers of the Company or any of its subsidiaries and who have no relationship that could reasonably be perceived to materially conflict with their ability to act in the best interest of the Company. As for the independent directors, it has identified those who have no direct or indirect relationship with the Company or any of its subsidiaries that could, in the view of the Committee, reasonably conflict with the exercise of a director's independent judgment. These qualifications of the directors are reviewed and approved by the Board of Directors.

The Company indicated in fiscal 2003, its intention to add one (1) unrelated director to the Board over the course of the next two (2) years. In fiscal 2004, an unrelated and independent director was nominated to the Board of Directors.

if the Company has a significant shareholder, in addition to a majority of unrelated shareholders, the board should include a number of directors which reflects the investment in the Company by shareholders other than the significant shareholder;

The Company is of the opinion that the presence of the seven (7) unrelated and independent directors more than adequately reflects the investment of minority shareholders in the Company.

b) Although the Company has a significant shareholder, the Board of Directors must include a certain number of directors who are unrelated to the significant shareholder and who are not engaged in a business relationship with him.

The Board of Directors is made up of seven (7) directors out of eleven (11) having no participation, relationship or business ties with the significant shareholder.

3. Disclose whether each director is "related" and how that conclusion was reached

- As Chairman of the Board of the Company, Mr. Emanuele (Lino) Saputo is a related director.
- As President and Chief Executive Officer of the Company, Mr. Lino A. Saputo, Jr. is a related director.
- Mr. André Bérard is an unrelated and independent director.
- Mr. Claude Blanchet is an unrelated and independent director.
- Mr. Lucien Bouchard is an unrelated and independent director.
- Mr. Pierre Bourgie is an unrelated and independent director.
- Mr. Frank A. Dottori is an unrelated and independent director.
- Mr. Jean Gaulin is an unrelated and independent director.
- As a member of the Saputo control block shareholder,

	Mrs. Caterina Monticciolo is a related director. ▪ As a member of the Saputo control block shareholder, Mrs. Patricia Saputo is a related director. ▪ Mr. Louis A. Tanguay is an unrelated and independent director. Reference is made to schedule "A" for additional information on each director.
4. a) Appoint a committee of directors responsible for proposing new nominees to the Board and for evaluating directors on a regular basis	The Corporate Governance Committee is responsible for (i) the implementation of a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership and making recommendations to the Board of Directors with respect thereto, and (ii) the implementation of a process to assess, on an annual basis, the effectiveness of the Board of Directors, its various committees and the individual performance of each Board members. During fiscal 2004, the Corporate Governance Committee met eight (8) times. For the selection of nominees for election to the Board of Directors of the Company, the Corporate Governance Committee takes into consideration (i) what competencies and skills the Board of Directors, as a whole, should possess; (ii) what competencies and skills each existing directors possesses; and (iii) what competencies and skills the Board of Directors, as a whole, possesses. Based on this analysis, the Corporate Governance recommends to the Board changes to the Board composition. A formal annual evaluation process of directors was adopted on April 22, 2004 and implemented. Pursuant to this evaluation process, Board members will complete once a year an effectiveness survey as to the performance of the Board of Directors, its committees and the individual performance of each Board member. These surveys will be submitted on a confidential basis and will be reviewed by the Chairman of the Corporate Governance Committee. Once a year, the Chairman of the Corporate Governance Committee will meet each Board member individually in order to discuss the surveys. A global evaluation of the performance of the Board of Directors, its committees and Board members will be presented annually to the Board of Directors by the President of the Corporate Governance Committee. During the year, Board members are free to discuss among themselves the performance of a fellow director, or submit such a matter to the Chairman of the Corporate Governance Committee who will ensure the implementation of appropriate measures to deal with any concern regarding the effectiveness of the Board of Directors and its various committees. As Board members are elected annually, the Corporate Governance Committee takes into account each director's performance when recommending nominees for election of Board members at the next annual general meeting of

	shareholders and when recommending the composition of the committees as well as their chairman for approval by the Board of Directors.
b) Composed exclusively of outside (non management) directors, the majority of whom are unrelated	The Committee is composed of three (3) members, all of whom are outside, unrelated and independent directors.
5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors	The Corporate Governance Committee is responsible for the implementation of a process to assess, on an annual basis, the effectiveness of the Board of Directors and its various committees. A formal evaluation process is currently in place (see 4 a) above).
6. Provide orientation and education programs for new directors	The Board of Directors considers that orienting and educating new directors is an important element of ensuring responsible corporate governance. By ensuring that the Board members are properly informed of the business of the Company, the Board considers that it complies with this Guideline. Newly appointed directors are provided with the Company's continuous disclosure documents, copies of the mandate of the Board and its committees, minutes of previous meetings of the Board of Directors and copies of the policies and procedures adopted by the Board of Directors and its committees. Directors also meet with members of Management to discuss the affairs of the Company, the continuous disclosure documents, sector of activities of the Company, its competitive and regulated environment as well as its business and operational strategies. Moreover, the Directors are invited to attend the Company's meeting of shareholders and visit certain Company facilities. Board members also hold a strategic planning meeting annually with Management. See 1 a) above. Finally, each Board member is invited to address to the Corporate Governance Committee any request he may have regarding additional information or education. The Corporate Committee reviews such requests and takes the measures it deems appropriate.
7. The Board should consider reducing its size and review the composition of its members with a view to improving effectiveness	After reviewing its size, the Board of Directors determined that a board of nine (9) to eleven (11) is appropriate for decision-making purposes. The Board of Directors is composed of eleven (11) members.
8. The Board should review the adequacy and form of the director compensation in light of risks and responsibilities	The Corporate Governance Committee evaluates annually the compensation of the directors in their capacity as directors in light of the practices of the market, as well as the risks and responsibilities involved in being a director. On April 22, 2004, the Board adopted a new compensation policy pursuant to which all directors of the Company shall, at all times while a director, own a number of shares and/or deferred share units having a total market value of at least $150,000, calculated on April 1st of each year. Each director must comply with this new policy within the next three (3) years. Pursuant to the deferred share unit plan (the

	"Deferred Share Unit Plan") adopted by the Board of Directors on the same date, each director who does not meet the minimum value of $150,000 will receive his entire compensation in deferred share units. Moreover, starting with the current fiscal year, the options granted to each director who is not an officer or an employee of the Company will be replaced by deferred share units pursuant to the terms and conditions of the Deferred Share Unit Plan.
9. Committees of the Board should generally be composed of outside (non management) directors, a majority of whom should be unrelated directors	The Company currently has two (2) committees: the Audit Committee and the Corporate Governance Committee. The Audit and Corporate Governance Committees are composed exclusively of outside unrelated and independent directors.
10. The Board should expressly assume responsibility for corporate governance issues or assign general responsibility therefore to a committee	The Board of Directors has delegated to the Corporate Governance Committee the responsibility to review the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto.
11. a) Define limits to management's responsibilities by formulating mandates for the following: (i) the Board (ii) Chief Executive Officer b) The Board should approve the CEO's corporate objectives	The Board of Directors has defined its mandate thereby imposing certain limits on the powers of Management. The Board believes that it is responsible for overseeing the affairs of the Company and that the Chief Executive Officer is responsible for implementing the Company's strategic plan and business objectives as prepared by Management and submitted to the Board annually (see 1 a) above). In 2003, the Company has elaborated a formal mandate for the Chief Executive Officer which was appointed on March 30, 2004. With this appointment and following a transition period, it is the intention of the Corporate Governance Committee to implement a formal annual review process of the Chief Executive Officer's performance.
12. Establish procedures to enable the Board to function independently of management	The significant shareholder of the Company as defined in the Guidelines and its founder, Mr. Emanuele (Lino) Saputo, holds the position of Chairman of the Board. The experience and expertise of Mr. Emanuele (Lino) Saputo in those sectors in which the Company is engaged benefit all members of the Company's Management team and the Board of Directors. With the appointment of Lino A. Sapuro, Jr. as Chief Executive Officer of the Company, the positions of Chairman of the Board and CEO are split. However, as the position of Chairman of the Board is held by a related member, the Board appointed the Chairman of the Corporate Governance Committee as Lead Director. The responsibilities of the Lead Director are to set board agendas with the Chairman of the Board, be responsible for the quality of the information sent to directors, call and chair quarterly meetings of independent directors without management and without the Chairman of the Board and to review any comments or requests made by an independent director. The Lead Director is elected annually by a vote of the directors who qualify as independent directors.

13. a) Establish an Audit Committee with a specifically defined mandate	The Audit Committee has the mandate to review (i) the annual and quarterly financial statements of the Company and certain other public disclosure documents required by regulatory authorities, (ii) the nature and scope of the annual audit as proposed by the auditors and management, (iii) with the auditors and management, the adequacy of the internal control and management information systems of the Company, and (iv) present quarterly reports to the Board of Directors with respect thereto. The Audit Committee is also responsible for implementing the Company's policy on services which may be provided by the Company's external auditors and by other accounting firms which was adopted in 2003 and revised in April 2004. This policy provides that the Company's auditors are prohibited from providing certain services to the Company and also establishes limits pursuant to which certain mandates require the prior approval of the Audit Committee. In 2004, the Audit Committee also established specific policies and procedures regarding complaints of an auditing or a financial nature and the hiring of employees and former employees of the external auditors of the Company. The Audit Committee's charter is published in the Annual Information Form of the Company under Appendix A. During fiscal 2004, the Audit Committee met six (6) times.
b) All members should be non management directors	The Audit Committee is presently composed exclusively of outside unrelated directors. All members of the Audit Committee are financially literate and independent as defined under applicable regulations.
14. Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense	In certain circumstances, it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The Corporate Governance Committee has the mandate to determine if the circumstances warrant the engagement of an outside advisor. In addition, both Committees have the right to engage outside advisors in order to assist them in fulfilling their mandate.

SAPUTO INC.

AVIS DE CONVOCATION
À L'ASSEMBLÉE GÉNÉRALE ANNUELLE
DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée générale annuelle des porteurs d'actions ordinaires de SAPUTO INC. se tiendra le 4 août 2004 à 11 h (heure locale) dans le salon Laval de l'Hôtel Sheraton Laval, 2440, autoroute des Laurentides, Laval (Québec) aux fins suivantes :

(1) recevoir le bilan consolidé, l'état consolidé des résultats et des bénéfices non répartis et l'état consolidé des flux de trésorerie de l'exercice terminé le 31 mars 2004 ainsi que le rapport des vérificateurs s'y rapportant ;

(2) élire les administrateurs pour le prochain exercice ;

(3) nommer les vérificateurs pour le prochain exercice et autoriser les administrateurs à établir leur rémunération ;

(4) régler toute autre affaire qui pourrait être dûment soumise à l'assemblée et à toute reprise de celle-ci.

Seuls les porteurs d'actions ordinaires de Saputo Inc. inscrits à 17h le 25 juin 2004 auront le droit de recevoir le présent avis de convocation.

La circulaire de sollicitation de procurations pour l'assemblée est jointe à cet avis. Un exemplaire du rapport annuel aux actionnaires et un formulaire de procuration pour l'assemblée sont également joints à cet avis.

Saint-Léonard (Québec), le 8 juin 2004.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Louis-Philippe Carrière, CA
Vice-président exécutif,
finances et administration et secrétaire

Les porteurs d'actions ordinaires peuvent exercer leurs droits en assistant à l'assemblée ou en remplissant un formulaire de procuration. Les porteurs d'actions ordinaires qui ne pourront pas être présents à l'assemblée sont priés de bien vouloir signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe-réponse affranchie fournie à cette fin dans les meilleurs délais. Les droits de vote afférents à leurs actions seront exercés conformément aux instructions données dans la procuration. Si le formulaire de procuration ne contient aucune instruction, les personnes dont le nom figure sur le formulaire voteront en faveur des propositions faites par la direction.

SAPUTO INC.

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

La présente circulaire vous est remise dans le cadre de la sollicitation par la direction de SAPUTO INC. (la *Société*) de procurations qui seront utilisées pour voter à l'assemblée générale annuelle (l'*assemblée*) des porteurs d'actions ordinaires de la Société (les *actions ordinaires*) qui se tiendra le 4 août 2004 à l'heure, au lieu et aux fins indiqués dans l'avis de convocation ci-joint, et à toute reprise de celle-ci.

La sollicitation de procurations se fait principalement par la poste. Toutefois, la direction de la Société peut également solliciter, à un coût minime, des procurations par téléphone, par télécopieur ou par des entrevues personnelles. La Société rembourse aux courtiers et autres personnes qui détiennent des actions pour le compte de tiers les frais raisonnables qu'ils engagent pour envoyer aux propriétaires véritables les documents relatifs aux procurations afin d'obtenir leurs instructions. Les frais de sollicitation sont à la charge de la Société.

PROCURATIONS

Pour que les droits de vote visés par la procuration puissent être exercés à l'assemblée, le secrétaire de la Société doit recevoir la procuration au moins 48 heures avant l'assemblée. La personne qui la donne peut la révoquer à tout moment jusqu'à ce que les droits de vote en cause soient exercés. La procuration peut être révoquée par un avis écrit adressé au secrétaire de la Société si ce dernier le reçoit au plus tard le jour ouvrable précédant l'assemblée. Les pouvoirs des fondés de pouvoir peuvent aussi être révoqués si le porteur d'actions ordinaires est présent à l'assemblée et qu'il en fait la demande en déposant un avis à cet effet auprès du président de l'assemblée.

Les personnes dont le nom figure sur le formulaire de procuration ci-joint sont administrateurs et membres de la haute direction de la Société. **Tout porteur d'actions ordinaires a le droit de nommer une personne (qui n'est pas nécessairement actionnaire de la Société) autre que les personnes dont le nom figure sur le formulaire de procuration pour agir en son nom à l'assemblée. Pour exercer ce droit, le porteur d'actions ordinaires doit inscrire le nom du fondé de pouvoir de son choix dans l'espace prévu à cet effet dans le formulaire de procuration ou préparer une autre procuration en bonne et due forme.**

Les personnes dont le nom figure sur le formulaire de procuration ci-joint exerceront les droits de vote afférents aux actions pour lesquelles elles ont reçu mandat conformément aux instructions données dans le formulaire de procuration. **Si le formulaire de procuration ne contient aucune instruction, ces personnes voteront en faveur des propositions faites par la direction.**

Toute procuration donnée à n'importe laquelle des personnes nommées dans le formulaire de procuration lui confère un pouvoir discrétionnaire pour les modifications des questions indiquées dans l'avis de convocation et pour toute autre question qui pourrait être dûment soumise à l'assemblée.

ACTIONS COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS

Les actions ordinaires sont les seuls titres du capital-actions de la Société comportant droit de vote. Au 1er juin 2004, la Société avait 103 970 432 actions ordinaires en circulation. Chaque action ordinaire confère un droit de vote à son porteur.

Seuls les porteurs d'actions ordinaires inscrits à 17 h le 25 juin 2004 ont le droit de recevoir l'avis de convocation. Ils ont également droit de vote à l'assemblée et à toute reprise de celle-ci à moins qu'ils n'aient cédé leurs actions ordinaires et que le cessionnaire n'ait présenté le ou les certificat(s) dûment endossé(s) représentant les actions ordinaires cédées ou qu'il n'ait prouvé autrement son droit de propriété sur celles-ci et qu'il n'exige, au moins 10 jours avant l'assemblée, l'inscription de son nom en bonne et due forme sur la liste des actionnaires de la Société, auquel cas le cessionnaire exerce les droits de vote afférents à ces actions ordinaires.

Dans le cadre du premier appel public à l'épargne de la Société en octobre 1997 (le *premier appel public à l'épargne*), les actionnaires initiaux de la Société, soit Gestion Jolina Inc., société de portefeuille contrôlée par M. Emanuele (Lino) Saputo, et les sociétés de portefeuille détenues et contrôlées par les frères et sœurs d'Emanuele (Lino) Saputo et leurs familles (collectivement, les *actionnaires Saputo*) ont conclu une convention régissant leurs relations en qualité d'actionnaires de la Société. Aux termes de la convention, Gestion Jolina Inc. a reçu de tous les autres actionnaires Saputo une procuration l'autorisant à exercer les droits de vote afférents à toutes les actions ordinaires qu'ils détenaient au moment du premier appel public à l'épargne. Au 1er juin 2004, les 34 939 962 actions détenues par Gestion Jolina Inc. combinées avec les actions ordinaires détenues par les autres actionnaires Saputo représentaient 60 345 126 actions ordinaires, soit 58,04 % de la totalité des actions ordinaires en circulation. La convention prend fin le jour où M. Saputo cesse de détenir le contrôle de Gestion Jolina Inc., mais au plus tard le 31 décembre 2007.

À la connaissance des administrateurs et des membres de la haute direction de la Société, au 1er juin 2004, les seules personnes physiques ou morales qui étaient propriétaires inscrits ou véritables, directs ou indirects, d'au moins 10 % des actions ordinaires émises et en circulation ou qui exerçaient un contrôle ou une emprise sur celles-ci étaient les suivantes :

Nom et lieu de résidence	Type de propriété	Nombre d'actions ordinaires	% de la catégorie
Gestion Jolina Inc. .... Montréal (Québec)	Propriétaire inscrit	34 939 962 (1)	33,61 %
	Procuration	25 405 164	24,43 %
	Total :	60 345 126	58,04 %

(1) Comprend 1 511 628 actions ordinaires détenues par Jolina Capital Inc., l'unique actionnaire de Gestion Jolina Inc.

ÉLECTION DES ADMINISTRATEURS

Pour l'exercice 2005, la direction propose que le conseil d'administration soit composé de onze membres. **Sauf lorsque l'autorisation de voter en faveur des administrateurs est révoquée, les personnes dont le nom figure sur le formulaire de procuration ont l'intention de voter POUR l'élection des onze candidats dont le nom figure au tableau ci-après.** Le vote à l'égard de chaque administrateur sera tenu sur une base individuelle. Chaque administrateur élu demeurera en fonction jusqu'à la prochaine assemblée annuelle ou jusqu'à ce que son successeur soit dûment élu, à moins que son poste ne devienne vacant plus tôt conformément aux dispositions pertinentes des lois applicables.

Le tableau ci-dessous indique le nom et le lieu de résidence de chaque personne proposée par la direction comme candidat au poste d'administrateur, l'année au cours de laquelle chaque candidat est devenu administrateur pour la première fois, les principales fonctions de celui-ci, le nombre d'actions ordinaires dont il était, directement ou indirectement, propriétaire véritable ou sur lesquelles il exerçait un contrôle ou une emprise au 1er juin 2004 ainsi que le nombre d'options qu'il détenait à la même date. Veuillez vous reporter à l'annexe A pour une brève biographie de chacun des candidats ainsi qu'un résumé de leurs présences aux réunions du conseil d'administration et de ses comités pour l'exercice 2004.

Nom et lieu de résidence	Administrateur depuis	Fonctions principales	Actions ordinaires détenues en propriété effective ou sur lesquelles est exercé un contrôle ou une emprise	Options détenues(1)
EMANUELE (LINO) SAPUTO(3) Senneville (Québec)	1992	Président du conseil de la Société	60 345 126(2)	--
LINO A. SAPUTO, JR. Westmount (Québec)	2001	Président et chef de la direction de la Société	33 589	125 746
ANDRÉ BÉRARD(4) (6) Verdun (Québec)	1997	Administrateur de sociétés	8 125	12 000
CLAUDE BLANCHET(5) Île-Bizard (Québec)	2000	Administrateur de sociétés	2 000	6 000
LUCIEN BOUCHARD Outremont (Québec)	2004	Associé principal, Davies Ward Phillips & Vineberg s.r.l.	--	--
PIERRE BOURGIE(4) (5) Outremont (Québec)	1997	Président et chef de la direction de la Société Financière Bourgie Inc. (société de portefeuille)	465 000	12 000
FRANK A. DOTTORI Témiscaming (Québec)	2003	Président et chef de la direction de Tembec Inc. (société de produits forestiers)	--	1 000
JEAN GAULIN(4) San Antonio, Texas	2003	Administrateur de sociétés	6 200	1 000
CATERINA MONTICCIOLO, CA Laval (Québec)	1997	Présidente de Julvest Capital Inc. (société de portefeuille)	119 000	12 000
PATRICIA SAPUTO, CA, PF Laval (Québec)	1999	Présidente de Gestion Pasa Inc. (société de portefeuille)	1 800	8 000
LOUIS A. TANGUAY(5) Laval (Québec)	1997	Administrateur de sociétés	4 000	12 000

(1) Effectif à compter de l'exercice 2005, les options octroyées aux administrateurs externes de la Société seront remplacées par des unités d'actions différées.

(2) Les actions sont détenues par Jolina Capital Inc. et Gestion Jolina Inc., deux sociétés de portefeuille contrôlées par M. Emanuele (Lino) Saputo, et par d'autres sociétés de portefeuille appartenant à ses frères et sœurs et à leurs familles, et contrôlées par ceux-ci, lesquels ont tous donné à Gestion Jolina Inc. une procuration l'autorisant à exercer les droits de vote afférents aux actions ordinaires qu'ils détenaient au moment du premier appel public à l'épargne de la Société. Voir « Actions comportant droit de vote et principaux porteurs ».

(3) M. Emanuele (Lino) Saputo est un administrateur d'Uniforêt Inc., laquelle a demandé la protection de la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) le 17 avril 2001. En mai 2003, Uniforêt a mis en œuvre un plan d'arrangement avec ses créanciers. En février 2004, Uniforêt Inc. a complété la mise en œuvre de ce plan d'arrangement.

(4) Membres du comité de régie d'entreprise et des ressources humaines.

(5) Membres du comité de vérification.

(6) Administrateur en chef.

Au cours des cinq dernières années, tous les candidats nommés ci-dessus ont exercé les principales fonctions indiquées en regard de leur nom ou occupé d'autres postes de direction au sein des mêmes sociétés ou de sociétés liées ou du même groupe, sauf : M. Lino A. Saputo, Jr., qui, du 1er janvier 2000 au 15 janvier 2001, était adjoint du président d'Uniforêt Inc. (société d'exploitation forestière) ; M. André Bérard qui, jusqu'au 10 mars 2004, était président du conseil d'une banque à charte canadienne; M. Claude Blanchet qui, jusqu'à mai 2003, était président du conseil, président et chef de la direction de la Société générale de financement du Québec ; M. Lucien Bouchard, qui, de janvier 1996 à mars 2001, était Premier Ministre du Québec et, depuis avril 2001 est associé principal au sein du cabinet d'avocats Davies Ward Phillips & Vineberg s.r.l.; et M. Jean Gaulin qui, du 1er janvier 1999 au 31 décembre 2001, était président et chef de la direction d'Ultramar Diamond Shamrock, du 1er janvier 2000 au 31 décembre 2001 était en plus président du conseil de la même société et, depuis le 1er janvier 2002, est administrateur de sociétés.

Les informations quant aux actions et aux options dont chaque candidat était propriétaire véritable ou sur lesquelles il exerçait un contrôle ou une emprise au 1er juin 2004 ont été fournies par lui personnellement.

RÉMUNÉRATION DE LA HAUTE DIRECTION

Le tableau suivant présente un résumé de la rémunération gagnée sous forme de salaire, de prime ou autre au cours des exercices terminés les 31 mars 2004, 2003 et 2002 par l'ancien chef de la direction, le chef de la direction, le chef des finances et par les trois membres de la haute direction de la Société les mieux rémunérés (collectivement, les *membres de la direction désignés*). Certains aspects de cette rémunération sont traités plus en détail dans les tableaux qui suivent :

		Rémunération annuelle			Rémunération à long terme	
					Octrois	
Nom et fonctions principales	**Année**	**Salaire [1] ($)**	**Prime [1] ($)**	**Autre rémunération annuelle [2] ($)**	**Nombre d'actions ordinaires visées par des options octroyées[3]**	**Autres avantages ($)**
Emanuele (Lino) Saputo Président du conseil [4]	2004 $ CA 2003 $ CA 2002 $ CA	600 000 600 000 600 000	360 000 330 000 300 000	- - -	- - -	- - -
Lino A. Saputo, Jr. Président et chef de la direction [5]	2004 $ US 2004 $ CA 2003 $ US 2002 $ CA 2002 $ US	262 500 131 250 335 000 48 000 286 000	157 500 78 750 184 250 14 000 141 000	- - - - -	26 250 8 750 33 114 23 053 34 579	- - - - -
Louis-Philippe Carrière Vice-président exécutif, finances et administration et secrétaire	2004 $ CA 2004 $ US 2003 $ CA 2003 $ US 2002 $ CA 2002 $ US	380 000 63 000 380 000 63 000 146 000 219 000	190 000 31 500 152 000 25 200 61 000 84 000	- - - - - -	25 334 6 333 25 041 6 260 23 053 34 579	- - - - - -
Pierre Leroux Vice-président exécutif, ressources humaines et affaires corporatives	2004 $ CA 2004 $ US 2003 $ CA 2003 $ US 2002 $ CA 2002 $ US	380 000 63 000 380 000 63 000 146 000 219 000	171 000 28 350 152 000 25 200 61 000 84 000	- - - - - -	25 334 6 333 25 041 6 260 23 053 34 579	- - - - - -
Dino Dello Sbarba Président et chef de l'exploitation, Division Fromage (États-Unis)	2004 $ CA 2004 $ US 2003 $ CA 2002 $ CA 2002 $ US	356 250 100 000 475 000 365 500 73 000	213 750 60 000 261 250 197 000 21 000	- - - - -	22 284 9 383 31 301 23 053 34 579	- - - - -
Randy Williamson Président et chef de l'exploitation, Division Produits laitiers (Canada)	2004 $ CA 2003 $ CA 2002 $ CA	425 000 370 000 350 000	255 000 203 500 175 000	- - -	26 667 24 382 52 106	- - -

(1) La répartition du salaire et de la prime des membres de la direction désignés en dollars américains et en dollars canadiens reflète la participation de ces individus dans les activités américaines et canadiennes de la Société, respectivement.

(2) Ne comprend pas les avantages indirects et autres avantages personnels qui, au total, ne dépassent pas le moins élevé des montants suivants, à savoir 50 000 $ et 10 % du total du salaire annuel et de la prime des membres de la direction désignés pour l'exercice.

(3) Les données des années antérieures ont été redressées afin de refléter le dividende en actions sur les actions ordinaires du 23 novembre 2001, lequel a eu le même effet qu'un fractionnement des actions à raison de deux pour une.

(4) M. Emanuele (Lino) Saputo était président et chef de la direction de la Société jusqu'au 30 mars 2004.

(5) M. Lino A. Saputo, Jr. a été nommé président et chef de la direction de la Société le 30 mars 2004.

Options octroyées au cours du plus récent exercice complété

Le tableau ci-dessous présente les options octroyées aux termes du régime de rémunération à base de titres de participation (tel que défini dans la rubrique « Régime de rémunération à base de titres de participation » de la présente circulaire) aux membres de la direction désignés au cours de l'exercice terminé le 31 mars 2004.

Nom	Nombre d'actions ordinaires visées par des options octroyées	% du total des options octroyées aux employés au cours de l'exercice	Prix de levée [1] ($/action)	Cours des actions ordinaires sous-jacentes aux options à la date de l'octroi ($/action) [1]	Date d'expiration
Emanuele (Lino) Saputo	-	-	-	-	-
Lino A. Saputo, Jr.	35 000	2,62	22,50	22,50	2013-04-01
Louis-Philippe Carrière	31 667	2,37	22,50	22,50	2013-04-01
Pierre Leroux	31 667	2,37	22,50	22,50	2013-04-01
Dino Dello Sbarba	31 667	2,37	22,50	22,50	2013-04-01
Randy Williamson	26 667	1,99	22,50	22,50	2013-04-01

(1) Représente le cours de clôture des actions ordinaires à la Bourse de Toronto (la « TSX ») le 31 mars 2003, soit le jour ouvrable précédant immédiatement le 1er avril 2003, qui était la date de l'octroi.

Total des options levées au cours du plus récent exercice complété et valeur des options à la fin de l'exercice

Le tableau ci-dessous présente, pour chacun des membres de la direction désignés, les options levées au cours de l'exercice terminé le 31 mars 2004, ainsi que les options non levées et la valeur des options en jeu non levées au 31 mars 2004 aux termes du régime de rémunération à base de titres de participation. Il est à noter que les options non levées peuvent ne jamais être levées et que la valeur des options en jeu non levées peut ne jamais être réalisée.

Nom	Nombre d'actions ordinaires acquises à la levée	Valeur totale réalisée [1] ($)	Nombre d'options non levées au 31 mars 2004		Valeur des options en jeu non levées au 31 mars 2004 [2]	
			Pouvant être levées	Ne pouvant pas être levées	Pouvant être levées ($)	Ne pouvant pas être levées ($)
Emanuele (Lino) Saputo	-	-	-	-	-	-
Lino A. Saputo, Jr.	-	-	29 674	96 072	341 760	926 627
Louis-Philippe Carrière	-	-	96 086	130 776	1 522 214	1 607 606
Pierre Leroux	-	-	119 771	130 015	1 857 350	1 597 446
Dino Dello Sbarba	11 694	251 421	133 910	130 776	2 057 643	1 607 606
Randy Williamson	-	-	25 718	77 437	305 995	773 262

(1) La valeur totale réalisée lors de la levée correspond à la différence entre le cours de clôture des actions ordinaires à la TSX à la date de levée et le prix de levée de l'option.

(2) La valeur d'une option en jeu non levée à la fin de l'exercice correspond à la différence entre le cours de clôture des actions ordinaires à la TSX le 31 mars 2004, soit 33,05 $ l'action, et le prix de levée de l'option.

Informations concernant les régimes à prestations déterminées

Le tableau ci-dessous présente les prestations annuelles estimatives payables à l'âge normal de la retraite pour M. Randy Williamson, qui est le seul membre de la direction désigné participant actuellement à un régime à prestations déterminées en raison de ses fonctions à titre de chef de l'exploitation d'une filiale de la Société avant son acquisition en février 2001.

Tableau du régime de retraite

Rémunération	**Années de service projetées à l'âge normal de la retraite pour M. Williamson**
$(000)	**12,5**
125 et plus	25 000

M. Williamson a droit à des prestations de retraite équivalant à 2 % de sa rémunération moyenne finale au cours de ses trois dernières années de service multiplié par le nombre d'années de service créditées en sa qualité de participant au régime de retraite.

De plus, la prestation annuelle versée à la retraite aux termes du régime de retraite est limitée par l'Agence canadienne des douanes et du revenu. Basé sur les limites effectives en 2005, la prestation annuelle de retraite maximale est équivalente à 2 000$ multiplié par les années de service créditées de M. Williamson. Cette limite est indexée annuellement après 2005. Au 1er janvier 2004, 1.00 année de service a été créditée à M. Williamson.

L'âge normal de la retraite est de 65 ans. Toutefois, un membre peut se retirer à compter de 55 ans et commencer à recevoir une pension réduite. La pension est alors réduite de 3 % par année qui précède l'âge de 65 ans.

Si M. Williamson a une conjointe au moment de la retraite, la prestation payable à sa conjointe sera calculée sur la base d'une rente réversible réduite à 60 % au décès de M. Williamson. À défaut d'avoir une conjointe au moment de la retraite, le mode de paiement normal sera une pension viagère garantie pour 10 ans.

CESSATION D'EMPLOI ET CHANGEMENT DE CONTRÔLE

Aucun contrat, aucune entente ni aucun autre engagement relatif à l'emploi, à une cessation d'emploi, à un changement de contrôle ou à un changement de responsabilités découlant d'un changement de contrôle n'existe entre la Société et les membres de sa haute direction.

COMITÉ DE RÉGIE D'ENTREPRISE ET DES RESSOURCES HUMAINES

Composition du comité

Le comité de régie d'entreprise et des ressources humaines, (le *comité de régie d'entreprise*) est composé de trois membres du conseil d'administration, soit MM. André Bérard, Pierre Bourgie et Jean Gaulin, lesquels sont tous des administrateurs externes, non reliés et indépendants. M. Gaulin a été nommé au sein du comité de régie d'entreprise le 25 avril 2003, en remplacement de M. Emanuele (Lino) Saputo, afin que ce comité soit composé exclusivement d'administrateurs non reliés et indépendants. Voir la ligne directrice 3 de l'Annexe B, intitulée « Énoncé des pratiques en matière de régie d'entreprise » jointe aux présentes.

Mandat du comité

Le conseil d'administration de la Société a attribué au comité diverses fonctions qui peuvent être résumées comme suit :

(i) réviser la politique de rémunération de la haute direction de la Société ;

(ii) décider des octrois d'options et des objectifs de rendement financier relatifs aux primes de la haute direction de la Société ;

(iii) réviser les pratiques de régie d'entreprise de la Société et faire des recommandations au conseil d'administration à cet égard ;

(iv) assurer la planification adéquate de la relève des dirigeants de la Société et faire des recommandations au conseil d'administration à cet égard ;

(v) mettre en place un processus d'évaluation annuelle du rendement du président et chef de la direction; établir avec le chef de la direction des objectifs et des attentes de rendement annuels et à long terme et établir un processus formel de révision de son rendement;

(vi) passer en revue la rémunération des administrateurs en leur qualité d'administrateurs et faire des recommandations au conseil d'administration à cet égard ;

(vii) mettre en place un processus uniforme et transparent pour sélectionner des candidats en vue de leur élection au conseil d'administration et recruter de nouveaux candidats, et faire des recommandations au conseil d'administration à cet égard ;

(viii) l'orientation et la formation continue des membres du conseil d'administration;

(ix) mettre en place un processus d'évaluation annuelle de l'efficacité du conseil d'administration, ses divers comités ainsi que du rendement individuel des membres du conseil d'administration.

Rapport sur la rémunération de la haute direction

Principes généraux régissant la rémunération de la haute direction

Au cours de l'exercice terminé le 31 mars 2004, la Société a révisé sa politique de rémunération à la suite d'une étude menée par des experts-conseils en rémunération. Au cours de cette étude, ces derniers ont analysé les politiques salariales de plusieurs sociétés canadiennes et américaines de fabrication et de distribution en tenant compte de la taille de la Société, des marchés géographiques dans lesquels elle exerce ses activités et des responsabilités données à ses membres de la haute direction (le *groupe de comparaison*). Le groupe de comparaison était composé d'un nombre représentatif de sociétés, fournissant ainsi une source d'informations comparables fiable.

Au cours de l'exercice 2004, la rémunération des membres de la haute direction de la Société, y compris les membres de la direction désignés, comportait trois volets, soit le salaire de base, la prime et les options. La politique de rémunération de l'exercice 2004 a été déterminée sur la base des pratiques du marché de même que sur la performance des sociétés faisant partie du groupe de comparaison. Le comité de régie d'entreprise est d'avis que la nouvelle politique de rémunération se compare à celle de sociétés canadiennes de même envergure ayant des activités aux États-Unis.

Le texte qui suit présente un résumé des principes selon lesquels la rémunération de la haute direction a été établie pour l'exercice 2004. La politique de rémunération vise à recruter et à retenir des personnes compétentes et capables d'assurer le succès à court et à long termes de la Société.

Salaire de base

Pour l'exercice 2004, le salaire de base a été réévalué en fonction des principes établis après l'étude du groupe de comparaison de même que selon des critères plus subjectifs comme l'équité interne et le rendement antérieur de chaque membre de la haute direction. Le salaire de base se situe dans le troisième quartile de la fourchette des salaires de base versés par les sociétés canadiennes faisant partie du groupe de comparaison et dans la médiane de la fourchette des salaires de base offerts par les sociétés américaines. Étant donné l'importance des activités de la Société aux États-Unis et du rôle de certains des membres de la direction désignés, une partie du salaire de base de ces membres de la direction désignés pour l'exercice 2004 a été versée en dollars américains afin qu'il soit tenu compte des systèmes de rémunération aux États-Unis pour des postes semblables.

Le comité de régie d'entreprise est d'avis que la rémunération offerte aux membres de la haute direction sous forme de salaire de base reflète les salaires offerts pour des postes comportant des responsabilités et une complexité comparables, ainsi que les critères d'équité interne et les compétences et l'expérience des membres de la haute direction de la Société.

Primes incitatives annuelles

Pour l'exercice 2004, le comité de régie d'entreprise a établi, en début d'exercice, les objectifs de rendement financier à atteindre par la Société ainsi que le montant de la prime maximale pouvant être versée à chaque membre de la haute direction si les objectifs étaient atteints. Une prime est versée seulement sur la base des objectifs de rendement financier.

Selon le régime, une prime ne pouvait être versée que si la Société atteignait au moins 85 % des objectifs de rendement financier et, dans ce cas, les paiements étaient proportionnels au niveau réellement atteint. Ainsi, la prime maximale à payer à chaque membre de la haute direction ne lui est versée que si la Société atteignait ou dépassait les objectifs de rendement fixés en début d'exercice. Ce régime est concurrentiel avec la médiane des régimes de primes offerts par les sociétés faisant partie du groupe de comparaison.

Pour l'exercice 2004, la prime versée à chaque membre de la haute direction autre que le chef de la direction représentait entre 45 % et 60 % de son salaire de base. La prime versée à chacun des membres de la haute direction a été versée sur la base de l'atteinte des objectifs de rendement financier d'origine. Étant donné l'importance des activités de la Société aux États-Unis, comme pour le salaire de base, une partie des primes a été versée en dollars américains à certains des membres de la direction désignés afin qu'il soit tenu compte des systèmes de rémunération aux États-Unis pour des postes semblables.

Après examen du régime de primes, le comité de régie d'entreprise est d'avis que les principes sous-jacents sont suffisamment définis et qu'ils encouragent bien les membres de la haute direction à se surpasser.

Régime d'intéressement à long terme (options)

Des options d'achat d'actions ordinaires peuvent être octroyées à l'occasion aux membres de la haute direction et autres employés clés aux termes du régime de rémunération à base de titres de participation pour les encourager à rechercher la rentabilité à long terme et à optimiser le rendement tiré par les actionnaires.

Le 1er avril 2003, le comité de régie d'entreprise a octroyé des options à des membres de la haute direction pour l'exercice terminé le 31 mars 2004. Le nombre d'options octroyées variait en fonction du poste occupé et représentait un pourcentage du salaire de base, sans tenir compte du nombre d'options déjà détenu par l'intéressé. Voir la rubrique « Régime de rémunération à base de titres de participation » pour connaître les modalités des options, y compris les périodes d'acquisition.

Chef de la direction

Pour l'exercice 2004, le salaire de base et la prime ainsi que l'évaluation du rendement du chef de la direction ont été basés sur les mêmes principes que ceux établis pour les autres membres de la haute direction de la Société. Le salaire de base et la prime du chef de la direction se situent dans la médiane de la fourchette des salaires de base versés par les sociétés canadiennes faisant partie du groupe de comparaison et dans le bas quartile de l'échelle des salaires de base offerts par les sociétés américaines. Au cours de l'exercice 2004, aucune option n'a été octroyée au chef de la direction étant donné que sa participation à titre de principal actionnaire de la Société constitue une mesure d'intéressement à long terme suffisante. La présente analyse s'applique à M. Emanuele (Lino) Saputo, lequel était le chef de la direction jusqu'au 30 mars 2004.

GRAPHIQUE DE RENDEMENT

Le graphique qui suit compare, sur une base annuelle, le rendement cumulatif total pour un actionnaire d'un placement de 100 $ dans les actions ordinaires avec celui de l'indice composé S & P/TSX de la TSX au cours des cinq derniers exercices se terminant le 31 mars 2004.



Rendement cumulatif total depuis le 31 mars 1999
31 mars 1999 = 100
200
150
100
50
99/03/31
00/03/31
01/03/31
02/03/31
03/03/31
04/03/31
Saputo
S&P TSX Composé

	99/03/31	00/03/31	01/03/31	02/03/31	03/03/31	04/03/31
SAPUTO RENDEMENT CUMULATIF TOTAL	100	69	98	158	119	177
S&P TSX COMPOSÉ RENDEMENT CUMULATIF TOTAL	100	145	118	124	103	141

RÉMUNÉRATION DES ADMINISTRATEURS

Chaque administrateur qui n'est ni dirigeant ni employé salarié de la Société touche une rémunération annuelle de 25 000 $ ainsi que des jetons de présence de 1 250 $ par réunion du conseil d'administration ou de l'un de ses comités à laquelle il assiste. Le président d'un comité touche aussi une rémunération annuelle supplémentaire de 5 000 $. Au cours de l'exercice 2004, la Société a octroyé à chaque administrateur qui n'était ni dirigeant ni employé salarié de la Société 1 000 options aux termes du régime de rémunération à base de titres de participation pour ses services en qualité d'administrateur de la Société. Voir « Régime de rémunération à base de titres de participation ».

Le tableau ci-dessous présente la rémunération versée à chacun des administrateurs pour ses services au cours de l'exercice 2004.

Honoraires versés et options octroyées aux administrateurs au cours de l'exercice 2004

Administrateur	Honoraires de base ($)	Honoraires au président de comité ($)	Jetons de présence au conseil ($)	Jetons de présence au comité ($)	Total des honoraires versés ($)	Options octroyées
Emanuele (Lino) Saputo	--	--	--	--	--	--
Lino A. Saputo, Jr.	--	--	--	--	--	--
André Bérard (1)	25 000	5 000	10 000	12 500	52 500	1 000
Claude Blanchet	25 000	s.o.	10 000	7 500	42 500	1 000
Lucien Bouchard (2)	4 166	s.o.	1 250	s.o.	5 416	--
Pierre Bourgie (1)	25 000	s.o.	10 000	20 000	55 000	1 000
Frank A. Dottori (3)	20 835	s.o.	7 500	s.o.	28 335	1 000
Jean Gaulin	25 000	s.o.	8 750	3 750	37 500	1 000
Caterina Monticciolo	25 000	s.o.	8 750	s.o.	33 750	1 000
Patricia Saputo	25 000	s.o.	8 750	s.o.	33 750	1 000
Louis A. Tanguay (1)	25 000	5 000	8 750	10 000	48 750	1 000

(1) Ces administrateurs étaient membres du comité *ad hoc* pour la succession du chef de la direction. Ce comité a été mis sur pied pour une période temporaire et a complété son mandat spécifique en août 2003. La rémunération versée à ces membres est incluse dans le tableau ci-dessus.

(2) M. Lucien Bouchard a été nommé administrateur le 5 février 2004.

(3) M. Frank A. Dottori a été nommé administrateur le 10 juin 2003.

Le 22 avril 2004, suite aux recommandations du comité de régie d'entreprise, le conseil d'administration a adopté une nouvelle politique de rémunération suivant laquelle chacun des administrateurs de la Société doit, à tout moment pendant qu'il est administrateur, détenir un nombre d'actions ou d'unités d'actions différées, ou les deux, ayant une valeur marchande totale d'au moins 150 000 $, et ce, en date du 1er avril de chaque année. Chacun des administrateurs doit se conformer à cette nouvelle politique d'ici les trois (3) prochaines années. Suivant le régime d'unités d'actions différées (le *régime d'unités d'actions différées*) adopté par le conseil d'administration à la même date, chacun des administrateurs qui n'atteint pas la valeur minimale de 150 000 $ recevra sa rémunération totale en unités d'actions différées. De plus, débutant avec l'exercice courant, les options octroyées à chacun des administrateurs qui ne sont ni dirigeant ni employé salarié de la Société seront remplacées par des unités d'actions différées suivant les modalités et conditions du régime d'unités d'actions différées.

RÉGIME DE RÉMUNÉRATION À BASE DE TITRES DE PARTICIPATION

Le tableau ci-dessous présente, en date du 31 mars 2004, l'unique régime de rémunération à base de titres de participation (le *régime de rémunération à base de titres de participation*) qui a été antérieurement approuvé par les porteurs et aux termes duquel des titres de participation de la Société peuvent être émis.

Information sur le régime de rémunération à base de titres de participation

Catégorie de régime	Nombre de titres devant être émis lors de la levée des options ou de l'exercice des bons ou des droits en circulation (a)	Prix de levée ou d'exercice moyen pondéré des options, des bons et des droits en circulation (b)	Nombre de titres restants à émettre en vertu du régime de rémunération à base de titres de participation (à l'exclusion des titres indiqués dans la colonne (a)) (c)
Régimes de rémunération à base de titres de participation approuvé par les porteurs	4 745 580	20,96	7 670 710

Le texte suivant présente un sommaire des principales caractéristiques du régime de rémunération à base de titres de participation.

Le 15 octobre 1997, avant la clôture de son premier appel public à l'épargne, la Société a mis sur pied le régime de rémunération à base de titres de participation pour les employés à temps plein, les membres de la direction et les administrateurs de la Société. Le régime de rémunération à base de titres de participation a pour but d'aider la Société à recruter et à retenir à son service des employés, des membres de la direction et des administrateurs qui possèdent l'expérience et les compétences voulues ainsi qu'à encourager leur actionnariat. À compter de l'exercice 2005, suivant l'adoption de la nouvelle politique en matière de rémunération, les options octroyées aux administrateurs de la Société seront remplacées par des unités d'actions différées (voir la rubrique « Rémunération des administrateurs »).

Le nombre total d'actions ordinaires pouvant être émises aux termes du régime de rémunération à base de titres de participation ne pouvait initialement dépasser 6 000 000[1]. Lors de l'assemblée générale annuelle et extraordinaire tenue le 1er août 2001, ce nombre a été augmenté de 8 000 000[1] d'actions ordinaires pour un total de 14 000 000[1] d'actions ordinaires pouvant être émises aux termes du régime de rémunération à base de titres de participation.

[1] Cette donnée a été redressée afin de refléter le dividende en actions de 100 % déclaré le 23 novembre 2001 sur les actions ordinaires de la Société, lequel a eu le même effet qu'un fractionnement des actions à raison de deux pour une.

Les modalités et le prix de levée de chaque option, le nombre d'actions ordinaires visées par chacune ainsi que les périodes d'acquisition des options sont déterminés par le comité de régie d'entreprise et des ressources humaines au moment de l'octroi des options. Cependant, le régime de rémunération à base de titres de participation prévoit que le prix de levée ne peut être inférieur au cours de clôture des actions ordinaires à la TSX le jour ouvrable précédant immédiatement la date de l'octroi. Les options octroyées aux termes du régime de rémunération à base de titres de participation ne peuvent être cédées, et expirent dix ans après la date de l'octroi. Le nombre maximum d'actions ordinaires qui peuvent être visées par des options octroyées en faveur d'une personne donnée ne peut dépasser le maximum permis aux termes des règles établies par les autorités de réglementation intéressées.

Au 31 mars 2004, 4 745 580 options étaient en cours de validité. En date du 1er avril 2004, le comité de régie d'entreprise et des ressources humaines a octroyé un total de 984 055 options aux participants aux termes du plan de rémunération à base de titres de participation au prix de levée de 33,05 $ l'action. Des 5 494 605 options en cours de validité au 1er juin 2004, 2 327 566 pouvaient être levées et 3 167 039 seront acquises au taux de 20 % par année à chacun des cinq premiers anniversaires de la date de leur octroi.

Du panier de 14 000 000 d'actions ordinaires, 6 727 983 étaient disponibles au 1er juin 2004.

ASSURANCE DES ADMINISTRATEURS ET DIRIGEANTS

La Société souscrit une assurance de la responsabilité civile d'au plus 35 millions de dollars pour ses administrateurs et dirigeants en tant que groupe, laquelle est sujette à une franchise d'un montant de 500 000 $. Pour l'exercice 2004, la prime annuelle totale de cette assurance s'est élevée à 187 700 $, dont la totalité a été payée par la Société et imputée aux résultats.

PRÊTS AUX MEMBRES DE LA HAUTE DIRECTION

Aucun des administrateurs et autres membres de la haute direction de la Société, ni aucune des personnes avec qui ils ont des liens, n'a contracté de dettes envers la Société, que ce soit sous forme de prêts, d'avances ou de garanties de dette.

INFORMATION SUR LE COMITÉ DE VÉRIFICATION

Relativement à la divulgation de l'information requise suivant le formulaire 52-110F1 sur le comité de vérification, il y a lieu de se reporter aux pages 33 à 36 de la notice annuelle de la Société pour l'exercice se terminant le 31 mars 2004. Copie de ce document peut être obtenue sur SEDAR à l'adresse www.sedar.com et sur demande auprès du secrétaire de la Société, à son siège social situé au 6869 boulevard Métropolitain est, Saint-Léonard (Québec) H1P 1X8, téléphone (514) 328-6662.

NOMINATION DES VÉRIFICATEURS

Deloitte & Touche, comptables agréés, agissent comme vérificateurs de la Société depuis 1992.

Sauf révocation de l'autorisation de voter en faveur de la nomination de Deloitte & Touche, les personnes dont le nom figure sur le formulaire de procuration ont l'intention de voter POUR la nomination de Deloitte & Touche, comptables agréés, comme vérificateurs de la Société et POUR autoriser le conseil d'administration à établir la rémunération de ces derniers. Les vérificateurs seront en fonction jusqu'à la prochaine assemblée annuelle des actionnaires ou jusqu'à la nomination de leurs successeurs.

ÉNONCÉ DES PRATIQUES DE RÉGIE D'ENTREPRISE

Le conseil d'administration croit que de bonnes pratiques de régie d'entreprise sont importantes et a donc délégué au comité de régie d'entreprise la responsabilité de réviser les pratiques de régie d'entreprise de la Société et de faire des recommandations en la matière au conseil d'administration.

En 1995, la TSX a adopté une exigence selon laquelle chaque société inscrite et constituée au Canada doit démontrer ses pratiques en matière de régie d'entreprise en faisant des renvois à une série de lignes directrices (les *lignes directrices*). En 2002, la TSX a proposé certains changements aux lignes directrices (les *lignes directrices proposées*), lesquelles ont été soumises à la Commission des valeurs mobilières de l'Ontario pour approbation. En janvier 2004, les autorités canadiennes en valeurs mobilières ont publié, sous forme de projet, des lignes directrices de divulgation en matière de régie d'entreprise (les *propositions*), le tout pour commentaires. À la date de la présente circulaire, les propositions n'avaient toujours pas été adoptées.

L'actionnaire important de la Société est son fondateur, qui détient actuellement dans l'ensemble, directement ou indirectement 58,04 % de la totalité des actions ordinaires en circulation, ou encore qui exerce un contrôle ou une emprise sur celles-ci, comme il a été divulgué précédemment dans la présente circulaire. Les lignes directrices reconnaissent qu'un certain nombre de sociétés ont un actionnaire important. Le conseil d'administration croit que la valeur de la participation en actions de l'actionnaire important dans la Société assure que l'intérêt de ce dernier corresponde à celui des autres actionnaires de la Société. Le conseil d'administration croit que les pratiques actuelles de la Société en matière de régie d'entreprise et la mise en œuvre des mesures énoncées ci-après sont appropriées dans les circonstances et sont efficaces et que des structures, procédures et pratiques appropriées sont en place pour assurer l'efficacité du conseil d'administration, son indépendance par rapport à la direction et une représentation juste de l'investissement des actionnaires minoritaires de la Société.

L'annexe B jointe à la présente circulaire énonce les pratiques de la Société en matière de régie d'entreprise, et ce, en abordant chacune des lignes directrices. Bien que les lignes directrices proposées et les propositions n'aient pas encore été adoptées, la Société a déjà commencé à mettre en œuvre certaines mesures afin d'améliorer ses pratiques en matière de régie d'entreprise. Plus spécifiquement, la Société a mis en place les mesures suivantes :

(i) un administrateur non relié et indépendant a été ajouté au conseil d'administration afin que le conseil soit composé majoritairement d'administrateurs indépendants et non reliés;

(ii) la composition du comité de régie d'entreprise a été modifiée de sorte qu'il est composé exclusivement d'administrateurs non reliés et indépendants, tout comme le comité de vérification ;

(iii) le conseil d'administration a nommé un administrateur en chef non relié, indépendant et distinct du président du conseil et du chef de la direction;

(iv) le conseil d'administration a mis en place un processus formel d'évaluation du rendement du conseil d'administration, de ses comités et de ses administrateurs individuellement;

(v) le conseil d'administration a adopté une politique de rémunération qui requiert de chacun des administrateurs une détention minimale d'actions de la Société et a adopté un régime d'unités d'actions différées;

(vi) le conseil d'administration a cessé l'octroi d'options en faveur des administrateurs et l'a remplacé par un régime d'unités d'actions différées; et

(vii) le conseil d'administration a adopté un code d'éthique applicable aux administrateurs, aux dirigeants, aux directeurs et aux employés de la Société.

Suivant l'entrée en vigueur de la nouvelle législation en matière de régie d'entreprise, le comité de régie d'entreprise et le conseil d'administration poursuivront leur examen des pratiques de la Société en matière de régie d'entreprise, et, si nécessaire, verront à mettre en application certains changements afin de les améliorer.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS

Dans le cours normal de ses affaires, la Société reçoit et fournit des biens et services de sociétés sous influence sensible de son actionnaire principal. Ces biens et services d'un montant non significatif sont compensés par une contrepartie égale à la juste valeur marchande.

INFORMATION ADDITIONNELLE

L'information financière de la Société pour l'exercice terminé le 31 mars 2004 est incluse dans les états financiers consolidés de la Société et dans les notes s'y rapportant, ainsi que dans le rapport de gestion l'accompagnant. Copie de ces documents et toute information additionnelle concernant la Société peuvent être obtenues sur SEDAR à l'adresse www.sedar.com et sur demande auprès du secrétaire de la Société, à son siège social situé au 6869 boulevard Métropolitain est, Saint-Léonard (Québec) H1P 1X8, téléphone (514) 328-6662.

GÉNÉRALITÉS

Sauf indication contraire, les renseignements figurant aux présentes sont fournis en date du 1er juin 2004. À l'heure actuelle, la direction de la Société n'est au courant d'aucune question qui pourrait être soumise à l'assemblée autre que celles indiquées dans l'avis de convocation. Si d'autres questions non connues sont soumises à l'assemblée en bonne et due forme, les personnes nommées dans le formulaire de procuration voteront sur ces questions selon leur meilleur jugement.

APPROBATION DES ADMINISTRATEURS

Les administrateurs de la Société ont approuvé le contenu et l'envoi de la présente circulaire.

Saint-Léonard (Québec), le 8 juin 2004.

Le président du conseil,

Emanuele (Lino) Saputo

ANNEXE « A »

DIVULGATION DE L'EXPÉRIENCE DES ADMINISTRATEURS

Le texte ci-dessous présente une brève biographie des candidats au poste d'administrateur de la Société :

Emanuele (Lino) Saputo, Président du conseil de la Société, Administrateur. Emanuele (Lino) Saputo a fondé la Société avec ses parents en 1954. Il a été nommé président du conseil et président de la Société en 1969. En 1997, suivant le premier appel public à l'épargne de la Société, il a été nommé président du conseil et chef de la direction de la Société et a occupé ces fonctions jusqu'en mars 2004, suivant quoi il est demeuré président du conseil. M. Saputo est également administrateur d'une société de produits forestiers.

Lino A. Saputo, Jr., Président et chef de la direction de la Société, Administrateur. Lino A. Saputo, Jr. s'est joint à la société en 1988 à titre d'adjoint administratif. En 1993, il est devenu vice-président, fabrication, et, en 1998, vice-président exécutif, fabrication. De juillet 2001 au 1er janvier 2004, il était président et chef de l'exploitation de la division Fromage (États-Unis) de la Société. En mars 2004, il a été nommé au poste de président et chef de la direction de la Société, en remplacement de M. Emanuele (Lino) Saputo.

André Bérard, Administrateur. André Bérard a été président du conseil d'une banque à charte canadienne de mars 2002 à mars 2004. Au cours des quarante (40) dernières années, il a occupé diverses fonctions au sein de cette banque à charte canadienne, incluant notamment le poste de président du conseil et chef de la direction, de 1990 à mars 2002. M. Bérard siège sur le conseil d'administration de diverses sociétés.

Claude Blanchet, Administrateur. Claude Blanchet était président du conseil et président et chef de la direction de la Société Générale de Financement du Québec de 1997 à 2003. Il siège sur le conseil d'administration de diverses sociétés.

Lucien Bouchard, Administrateur. Lucien Bouchard a été le Premier Ministre du Québec de janvier 1996 à mars 2001. Depuis le 1er avril 2001, il est un associé principal au sein du cabinet d'avocats Davies Ward Phillips & Vineberg s.r.l. M. Bouchard siège sur le conseil d'administration de diverses sociétés.

Pierre Bourgie, Administrateur. Pierre Bourgie est, depuis 1996, président et chef de la direction de la Société Financière Bourgie Inc., une société d'investissements diversifiés, président de Partenaires de Montréal, une banque d'affaires spécialisée dans le financement d'affaires ainsi que président de Ipso Facto, un fonds d'investissements en immobilier. M. Bourgie siège sur le conseil d'administration de diverses sociétés.

Frank A. Dottori, Administrateur. Frank A. Dottori est, depuis 1973, président et chef de la direction de Tembec Inc., une société de produits forestiers qu'il a co-fondé. Il est également président de l'Institut canadien de recherche sur les pâtes et papiers et président du Free-Trade Lumber Council. Il a également été gouverneur de la Bourse de Montréal. M. Dottori a également siégé sur le conseil d'administration de diverses sociétés et est actuellement un administrateur de Bell Nordiq et de Tembec Inc.

Jean Gaulin, Administrateur. Jean Gaulin a été président du conseil d'Ultramar Diamond Shamrock Corporation du 1er janvier 2000 au 1er janvier 2002. Il a également été président et chef de la direction de cette société du 1er janvier 1999 au 1er janvier 2002. En 1996, suite à la fusion d'Ultramar Corporation et de Diamond Shamrock Inc., il a été nommé vice-président du conseil, président et chef de l'exploitation d'Ultramar Diamond Shamrock Corporation. M. Gaulin siège sur le conseil d'administration de diverses sociétés.

Caterina Monticciolo, Administratrice. Caterina Monticciolo est comptable agréée et présidente de Julvest Capital Inc., une société de portefeuille. Elle est également administratrice et contrôleur de Les Placements Vigica Inc., une société d'investissements diversifiés. De janvier 1995 à octobre 1996, elle était directrice des services administratifs de Saputo Inc. De 1990 à 1994, elle était vérificatrice et consultante en fiscalité au sein du cabinet Samson Bélair Deloitte & Touche s.e.n.c.

Patricia Saputo, Administratrice. Patricia Saputo est comptable agréée et a œuvré en vérification et en fiscalité de 1991 à 1998 au sein du cabinet Samson Bélair Deloitte & Touche s.e.n.c. Depuis 1998, elle a travaillé au sein de Placements Italcan Inc., une société d'investissements diversifiés et, depuis 2002, elle est devenue chef des finances de cette société. Mme Saputo est également la présidente de Pasa Holdings Inc., une société de portefeuille.

Louis A. Tanguay, Administrateur. Louis A. Tanguay a occupé plusieurs fonctions de direction durant sa longue carrière au sein de BCE, notamment celles de président de Bell Québec, de 1992 à 1998, et président de Bell Canada International de 1998 à 2001. Il siège sur le conseil d'administration de diverses sociétés.

NOMBRE DE RÉUNIONS DU CONSEIL D'ADMINISTRATION, DES COMITÉS ET PRÉSENCE DES ADMINISTRATEURS

L'information présentée ci-dessous reflète les réunions du conseil d'administration et des comités tenues ainsi que la présence des administrateurs au cours de l'exercice terminé le 31 mars 2004.

Sommaire des réunions du conseil d'administration et des comités

Conseil d'administration:	8
Comité de régie d'entreprise et ressources humaines :	8
Comité de vérification:	6

Sommaire des présences des administrateurs

Administrateur	Présence aux réunions du conseil	Présence aux réunions du comité de vérification	Présence aux réunions du comité de régie d'entreprise
EMANUELE (LINO) SAPUTO (Président du conseil)	8 de 8	s.o.	5 de 5 (1)
LINO A. SAPUTO, JR.	8 de 8	s.o.	s.o.
ANDRÉ BÉRARD	8 de 8	s.o.	8 de 8
CLAUDE BLANCHET	8 de 8	6 de 6	s.o.
LUCIEN BOUCHARD	1 de 1 (2)	s.o.	s.o.
PIERRE BOURGIE	5 de 8	6 de 6	8 de 8
FRANK A. DOTTORI	6 de 7 (3)	s.o.	s.o.
JEAN GAULIN	6 de 7 (4)	s.o.	3 de 3 (1)
CATERINA MONTICCIOLO	7 de 8	s.o.	s.o.
PATRICIA SAPUTO	7 de 8	s.o.	s.o.
LOUIS A. TANGUAY	7 de 8	6 de 6	s.o.

(1) M. Emanuele (Lino) Saputo a cessé d'être un membre du comité de régie d'entreprise et des ressources humaines le 6 novembre 2003. Il a été remplacé à la même date par M. Jean Gaulin.
(2) M. Lucien Bouchard a été nommé au conseil d'administration le 5 février 2004.
(3) M. Frank A. Dottori a été nommé au conseil d'administration le 10 juin 2003.
(4) M. Jean Gaulin a été nommé au conseil d'administration le 25 avril 2003.

ANNEXE « B »

ÉNONCÉ DES PRATIQUES EN MATIÈRE DE
RÉGIE D'ENTREPRISE DE SAPUTO INC.
EN DATE DU 8 JUIN 2004

Lignes directrices en matière de régie d'entreprise	Commentaires
1. Le conseil d'administration devrait assumer explicitement la responsabilité de gérance de la Société et, plus particulièrement, de ce qui suit :	Le conseil d'administration est juridiquement tenu de surveiller la gestion des affaires de la Société afin de s'assurer que les ressources de la Société sont gérées de façon à rehausser la valeur de l'investissement des actionnaires et à créer une valeur économique. Le conseil d'administration a pour mandat de surveiller la gestion de l'entreprise et des affaires de la Société. Afin de mieux accomplir son mandat, le conseil d'administration a formellement reconnu sa responsabilité pour, notamment, (i) réviser, au moins une fois l'an, l'orientation stratégique de la Société et les plans mis en place à cet égard; (ii) identifier, conjointement avec la direction, les principaux risques d'affaires de la Société et les systèmes mis en place pour gérer ces risques; (iii) dans la mesure du possible, se satisfaire de l'intégrité du chef de la direction de la Société et des autres membres de la haute direction, de même que de créer une culture d'intégrité au sein de la Société; (iv) assurer la planification adéquate de la relève au niveau de la direction, notamment nommer, former et superviser la haute direction; (v) maintenir une politique de communication appropriée avec les actionnaires, les investisseurs institutionnels et les participants dans le marché financier; (vi) superviser l'efficacité des systèmes de contrôle interne et de gestion de l'information; et (vii) élaborer les règles de régie d'entreprise de la Société, notamment un ensemble de principes et de lignes directrices en matière de régie d'entreprise spécifiquement applicables à la Société. Le conseil d'administration a pris, au besoin, des mesures précises à cet égard. Certaines de ces responsabilités ont été déléguées au comité de régie d'entreprise et des ressources humaines (le *comité de régie d'entreprise*) et au comité de vérification.
a) l'adoption d'un processus de planification stratégique	Le conseil d'administration rencontre la direction au moins au début de chaque exercice afin de discuter du plan stratégique élaboré par la direction. Le conseil d'administration examine également l'exercice qui s'est terminé, les budgets, incluant les dépenses en immobilisations requises pour l'exercice à venir afin d'atteindre la croissance et les objectifs fixés par la direction et revoit le cadre réglementaire et concurrentiel dans lequel la Société évolue, afin d'identifier les risques et les occasions d'affaires. Le conseil d'administration revoit ensuite trimestriellement les résultats et les accomplissements de la Société par rapport aux objectifs énoncés dans le plan

	stratégique. Le chef de la direction a la responsabilité d'informer le conseil d'administration de tous les développements importants qui peuvent avoir une incidence sur la Société ou son industrie.
b) l'identification des principaux risques associés à l'entreprise de la Société et la prise de mesures assurant la mise en œuvre de systèmes appropriés permettant la gestion de ces risques	Par l'entremise du comité de vérification, le conseil d'administration identifie les principaux risques associés à l'entreprise de la Société, assure la mise en œuvre de mesures appropriées pour gérer ces risques et reçoit régulièrement des rapports de la direction à ces sujets. Veuillez vous référer à la rubrique « Risques et incertitudes », p. 24 de la notice annuelle ainsi qu'à la rubrique « Risques et incertitudes », p. 38 du rapport annuel de la Société pour la liste des principaux risques liés aux activités de la Société.
c) la planification de la relève, y compris la désignation, la formation et la supervision des hauts dirigeants	Le comité de régie d'entreprise est responsable, entre autres, d'assurer la planification adéquate de la relève au niveau de la direction et de faire des recommandations au conseil d'administration à ce sujet. En 2003, un comité *ad hoc* entièrement composé d'administrateurs non reliés et indépendants a été créé en relation avec le plan de relève pour le poste de chef de la direction. Ce comité a tenu plusieurs rencontres et a fait des recommandations à cet égard au conseil d'administration. En août 2003, M. Lino A. Saputo, Jr. a été identifié comme successeur de M. Emanuele (Lino) Saputo. Le 30 mars 2004, suivant une période de transition, M. Lino A. Saputo, Jr. a été nommé au poste de président et chef de la direction.
d) la politique en matière de communication	Le comité de vérification est responsable de la révision des états financiers annuels et trimestriels de la Société et des autres documents d'information continue requis par les autorités de réglementation, et ces documents sont approuvés par le conseil d'administration avant leur envoi. Le conseil d'administration a la responsabilité de maintenir une politique de communication appropriée avec les actionnaires, les investisseurs institutionnels et les participants dans le marché financier. Afin de maintenir des standards élevés en matière de divulgation, le conseil d'administration a adopté une politique de divulgation qui confirme les pratiques de la Société. Cette politique a pour but d'assurer que les communications au public investisseur en général sont à la fois en temps opportun, factuelles et précises et que l'information est divulguée conformément aux exigences légales et réglementaires de la TSX et des commissions des valeurs mobilières.
e) l'intégrité des systèmes de contrôle interne et d'information de gestion	Le comité de vérification, qui se rapporte au conseil d'administration, a la responsabilité de s'assurer que les systèmes de contrôle interne et d'information de gestion de la Société sont adéquats. Le comité de vérification rencontre régulièrement le vice-président exécutif, finances et administration et les vérificateurs externes afin d'examiner les questions liées à la

présentation de l'information financière, aux pratiques comptables, aux nouvelles normes comptables proposées, aux systèmes comptables internes ainsi qu'aux procédures et contrôles financiers et aux procédures et programmes de vérification. Dans l'exercice de son mandat, le comité de vérification a accès au département de vérification interne de la Société. Voir également les lignes directrices 1 b) et d) ci-dessus relativement au rôle du comité de vérification.

2. a) La majorité des administrateurs devraient être non reliés (indépendants de la direction et libres de tout conflit d'intérêts) à la Société et à l'actionnaire important de la Société, s'il en est.

Actuellement, onze (11) personnes sont nommées à titre d'administrateurs de la Société; neuf (9) d'entre eux sont des administrateurs externes et sept (7) d'entre eux sont des administrateurs non reliés et indépendants. Le conseil d'administration est composé majoritairement d'administrateurs non reliés et indépendants.

Pour établir quels administrateurs sont « non reliés » et indépendants, le comité de régie d'entreprise s'est reporté aux définitions ci-après. Le comité de régie d'entreprise a identifié comme étant non reliés les administrateurs qui ne sont pas des dirigeants de la Société ou de l'une de ses filiales et qui n'ont aucune relation avec la Société qui pourrait être raisonnablement perçue comme pouvant nuire de façon importante à leur capacité d'agir au mieux des intérêts de la Société. Pour les administrateurs indépendants, le comité de régie d'entreprise a identifié ceux qui n'avaient aucune relation directe ou indirecte avec la Société ou l'une de ses filiales qui pourrait être raisonnablement perçue comme pouvant nuire à l'indépendance de leur jugement. Cette classification est revue et approuvée par le conseil d'administration.

Au cours de l'exercice 2003, la Société a indiqué son intention d'ajouter un (1) administrateur non relié au conseil d'administration d'ici les deux (2) prochaines années. Au cours de l'exercice 2004, un administrateur non relié et indépendant a été élu au conseil d'administration.

Si la société compte un actionnaire important, le conseil devrait inclure, outre une majorité d'administrateurs non reliés, un certain nombre d'administrateurs qui permet de refléter équitablement la participation des autres actionnaires dans la Société.

La Société est d'avis que la présence des sept (7) administrateurs non reliés et indépendants reflète plus qu'adéquatement la participation des actionnaires minoritaires dans la Société.

b) Même si la Société compte un actionnaire important, le conseil d'administration doit inclure un certain nombre d'administrateurs qui n'ont pas de participation dans l'actionnaire important ni aucune relation avec lui.

Le conseil d'administration est composé de sept (7) administrateurs n'ayant aucune participation, relation ni lien d'affaires avec l'actionnaire important.

3. Le conseil d'administration doit divulguer son analyse quant à la détermination des administrateurs reliés ou non reliés.

- À titre de président du conseil, M. Emanuele (Lino) Saputo est un administrateur relié.
- À titre de président et chef de la direction de la Société, M. Lino A. Saputo, Jr. est un administrateur relié.
- M. André Bérard est un administrateur non relié et indépendant.
- M. Claude Blanchet est un administrateur non relié et indépendant.
- M. Lucien Bouchard est un administrateur non relié et indépendant.
- M. Pierre Bourgie est un administrateur non relié et indépendant.
- M. Frank A. Dottori est un administrateur non relié et indépendant.
- M. Jean Gaulin est un administrateur non relié et indépendant.
- À titre de membre du groupe d'actionnaires de contrôle de la Société, Mme Caterina Monticciolo est un administrateur relié.
- À titre de membre du groupe d'actionnaires de contrôle de la Société, Mme Patricia Saputo est un administrateur relié.
- M. Louis A. Tanguay est un administrateur non relié et indépendant.

Veuillez vous référer à l'annexe A de la présente circulaire pour des informations supplémentaires relativement à chacun des administrateurs.

4. a) Le conseil d'administration devrait nommer un comité d'administrateurs chargé de lui proposer de nouveaux candidats aux postes d'administrateurs et d'évaluer les administrateurs régulièrement.

Le comité de régie d'entreprise est responsable (i) de mettre en œuvre un processus uniforme et transparent de sélection de candidats aux postes d'administrateurs et de recrutement de nouveaux candidats aptes à devenir membres du conseil et de faire des recommandations au conseil d'administration à ces sujets, et (ii) de mettre en œuvre un processus afin d'évaluer annuellement l'efficacité du conseil d'administration et de ses différents comités et le rendement de chaque administrateur . Au cours de l'exercice 2004, le comité de régie d'entreprise s'est réuni huit (8) fois.

Pour la sélection des candidats à l'élection du conseil d'administration de la Société, le comité de régie d'entreprise prend en considération (i) les compétences et aptitudes que le conseil d'administration devrait posséder dans l'ensemble; (ii) les compétences et aptitudes que chacun des administrateurs actuels possède; et (iii) les compétences et aptitudes que le conseil d'administration possède dans l'ensemble. En fonction de cette analyse, le comité de régie d'entreprise recommande au conseil d'administration les changements à apporter à la composition du conseil d'administration.

Un processus formel d'évaluation des administrateurs a été adopté le 22 avril 2004 et a été mis en oeuvre. En vertu de ce processus d'évaluation, les membres du conseil d'administration devront remplir une fois par année un sondage d'efficacité quant au rendement du conseil d'administration, de ses comités et de chacun des membres du conseil d'administration. Ces sondages seront soumis sur une base confidentielle au président du comité de régie d'entreprise, lequel verra à les examiner. Une fois par année, le président du comité de régie d'entreprise rencontrera individuellement chacun des membres du conseil afin de discuter de ces sondages. Une évaluation globale du rendement du conseil d'administration, de ses comités et des membres du conseil sera présentée annuellement au conseil d'administration par le président du comité de régie d'entreprise. Au cours de l'année, les membres du conseil d'administration sont libres de discuter entre eux du rendement d'un collègue administrateur ou de soumettre le tout au président du comité de régie d'entreprise, lequel devra s'assurer de mettre en œuvre les mesures appropriées pour traiter de toute préoccupation se rapportant à l'efficacité du conseil d'administration et de ses divers comités. Compte tenu que les membres du conseil d'administration sont nommés annuellement, le comité de régie d'entreprise prend en considération le rendement de chacun des administrateurs au moment de sa recommandation des candidats à l'élection du conseil d'administration pour la prochaine assemblée annuelle des actionnaires, au moment de sa recommandation quant à la composition des comités de même que pour la nomination de leur président, le tout pour approbation par le conseil d'administration.

b) Le comité d'administrateurs devrait être composé exclusivement d'administrateurs externes (ne faisant pas partie de la direction) dont la majorité sont non reliés.

Le comité est composé de trois (3) membres, qui sont tous des administrateurs externes, non reliés et indépendants.

5. Le conseil d'administration devrait mettre en place un mécanisme pour évaluer l'efficacité du conseil et de ses comités et l'apport des différents administrateurs.

Le comité de régie d'entreprise est responsable de la mise en place d'un processus afin d'évaluer annuellement l'efficacité du conseil d'administration et de ses différents comités. Un processus formel d'évaluation est actuellement en place (voir la ligne directrice 4 a) ci-dessus).

6. La Société devrait offrir des programmes d'orientation et de formation aux nouveaux administrateurs.

Le conseil d'administration considère que l'orientation et la formation des nouveaux administrateurs contribuent grandement à assurer une régie d'entreprise responsable. En s'assurant que les membres du conseil d'administration sont informés de manière appropriée des affaires de la Société, le conseil d'administration considère qu'il respecte cette ligne directrice. Les nouveaux administrateurs reçoivent les documents d'information continue de la Société, copie des mandats du conseil d'administration et de ses comités, les procès-verbaux des réunions antérieures du conseil d'administration et copie des politiques et procédures adoptées par le conseil d'administration et ses comités. Les administrateurs rencontrent également les membres de la direction afin de discuter des affaires de la Société, des documents d'information continue, des secteurs d'activités de la Société, son cadre concurrentiel et réglementaire de même que ses stratégies d'affaires et opérationnelles. De plus, les administrateurs sont invités à assister aux assemblées des actionnaires de la Société et à visiter certaines des installations de la Société. Les membres du conseil d'administration tiennent aussi annuellement une réunion de planification stratégique avec la direction. Voir la ligne directrice 1 a) ci-dessus. Finalement, chacun des membres du conseil d'administration est invité à transmettre au comité de régie d'entreprise toute demande qu'il pourrait avoir relativement à de l'information additionnelle ou de la formation. Le comité de régie d'entreprise révise ces demandes et prend les mesures qu'il juge appropriées.

7. Le conseil d'administration devrait revoir sa taille et examiner sa composition en vue d'améliorer son efficacité.

Après avoir revu sa taille, le conseil d'administration a déterminé qu'un conseil d'administration composé de neuf (9) à onze (11) administrateurs était approprié pour la prise de décisions. Le conseil d'administration est composé de onze (11) membres.

8. Le conseil d'administration devrait examiner le caractère adéquat de la rémunération et le mode de rémunération des administrateurs à la lumière des risques et des responsabilités.

Le comité de régie d'entreprise évalue annuellement la rémunération des administrateurs en leur qualité d'administrateurs à la lumière des pratiques du marché et des risques et responsabilités associés au poste d'administrateur. Le 22 avril 2004, le conseil d'administration a adopté une politique révisée en matière de rémunération, suivant laquelle tous les administrateurs de la Société doivent, à tout moment pendant qu'ils sont administrateurs, détenir un nombre d'actions ou d'unités d'actions différées, ou les deux, ayant une valeur marchande totale d'au moins 150 000 $, et ce en date du 1er avril de chaque année. Chaque administrateur doit se conformer à cette nouvelle politique d'ici les trois (3) prochaines années. Aux termes du régime d'unités d'actions différées (le *régime d'unités d'actions différées*) adopté par le conseil d'administration à cette même date, chacun des administrateurs qui ne rencontre pas la valeur minimale de 150 000 $ doit recevoir la totalité de sa rémunération en unités d'actions différées. De plus, à compter de l'exercice en cours, les options octroyées à chaque administrateur qui n'est ni dirigeant ni employé salarié de la Société seront remplacées par des unités d'actions différées suivant les modalités et conditions énoncées dans le régime d'unités d'actions différées.

9. Les comités du conseil d'administration devraient généralement être composés d'administrateurs externes (qui ne font pas partie de la direction), et la majorité de ceux-ci devraient être des administrateurs non reliés.

La Société compte actuellement deux (2) comités : le comité de vérification et le comité de régie d'entreprise.

Le comité de vérification et le comité de régie d'entreprise sont composés exclusivement d'administrateurs externes non reliés et indépendants.

10. Le conseil d'administration devrait assumer expressément la responsabilité quant aux questions de régie d'entreprise, ou déléguer cette responsabilité générale à un comité.

Le conseil d'administration a délégué au comité de régie d'entreprise la responsabilité de réviser les pratiques de régie d'entreprise de la Société et de faire des recommandations à ce sujet au conseil d'administration.

11. a) Le conseil d'administration devrait définir les limites des responsabilités de la direction en élaborant des mandats pour :

    (i) le conseil;
    (ii) le chef de la direction.

    b) Le conseil devrait approuver les objectifs généraux du chef de la direction.

Le conseil d'administration a défini son mandat et par le fait même a imposé certaines limites quant aux pouvoirs de la direction. Le conseil d'administration estime qu'il a la responsabilité de superviser les affaires de la Société et que le chef de la direction a la responsabilité de mettre en œuvre le plan stratégique de la Société et d'atteindre les objectifs d'affaires préparés par la direction et présentés au conseil d'administration annuellement (voir la ligne directrice 1 a) ci-dessus). En 2003, la Société a élaboré un mandat formel pour le chef de la direction, lequel a été nommé le 30 mars 2004. Avec cette nomination et suivant une période de transition, il est de l'intention du comité de régie d'entreprise d'implanter un processus formel de révision du rendement du chef de la direction.

12. Le conseil d'administration devrait établir des procédures qui lui permettent de fonctionner indépendamment de la direction.

L'actionnaire important de la Société, au sens des lignes directrices, et son fondateur, M. Emanuele (Lino) Saputo, occupe le poste de président du conseil. L'expérience et l'expertise de M. Emanuele (Lino) Saputo dans les secteurs dans lesquels la Société œuvre bénéficient à tous les membres de l'équipe de direction de la Société et au conseil d'administration.

Avec la nomination de M. Lino A. Saputo, Jr. au poste de chef de la direction, les postes de président du conseil et de chef de la direction ne sont plus occupés par la même personne. Toutefois, comme le poste de président du conseil est occupé par un membre relié, le conseil d'administration a nommé le président du comité de régie d'entreprise au poste d'administrateur en chef. Les responsabilités de l'administrateur en chef sont d'établir, avec le président du conseil, les agendas du conseil d'administration, de s'assurer de la qualité de l'information transmise aux administrateurs, de convoquer et de présider des rencontres trimestrielles entre les administrateurs indépendants sans la présence de la direction et celle du président du conseil ainsi que de réviser tous les commentaires et demandes des administrateurs indépendants. L'administrateur en chef est élu annuellement par un vote des administrateurs indépendants.

13. a) Le conseil d'administration devrait établir un comité de vérification ayant un mandat expressément défini.

Le comité de vérification a le mandat de (i) réviser les états financiers annuels et trimestriels de la Société et certains autres documents à divulgation publique requis par les autorités de réglementation, (ii) réviser la nature et l'étendue de la vérification annuelle proposée par les vérificateurs et la direction, (iii) conjointement avec les vérificateurs et la direction, examiner le caractère adéquat des systèmes de contrôle interne et d'information de gestion de la Société, et (iv) présenter des rapports trimestriels au conseil d'administration à ces sujets. Le comité de vérification est également responsable d'implanter la politique de la Société relativement aux services qui peuvent être fournis par les vérificateurs externes de la Société et par d'autres cabinets comptables, laquelle fut adoptée en 2003 et révisée en avril 2004. Cette politique prévoit qu'il est interdit aux vérificateurs de la Société de fournir certains services à cette dernière et établit également les limites suivant lesquelles certains mandats requièrent l'approbation préalable du comité de vérification. Au cours de l'exercice 2004, le comité de vérification a également établi des politiques et procédures spécifiques relativement aux plaintes de nature comptable ou financière, de même qu'à l'embauche d'employés et anciens employés des vérificateurs externes de la Société. Le mandat du comité de vérification est publié à l'annexe A de la notice annuelle de la Société. Au cours de l'exercice 2004, le comité de vérification s'est réuni six (6) fois.

b) Tous les membres du comité de vérification devraient être des administrateurs qui ne font pas partie de la direction.

Le comité de vérification est présentement composé exclusivement d'administrateurs externes non reliés. Tous les membres du comité de vérification possèdent des compétences financières et sont indépendants au sens de la législation applicable.

14. Le conseil d'administration devrait mettre en place un système qui permet à chaque administrateur d'engager des conseillers externes, aux frais de la Société.

Dans certaines circonstances, il peut être approprié pour un administrateur individuel de retenir les services d'un conseiller externe aux frais de la Société. Le comité de régie d'entreprise a le mandat de déterminer si les circonstances justifient le recours à un conseiller externe. De plus, chacun des comités a le droit de retenir les services de conseillers externes afin de l'assister dans l'exécution de son mandat.

1954 Saputo 2004

FISCAL 2005



1

First *Quarter*

Message to Shareholders

We are pleased to present the results for the first quarter of fiscal 2005, which ended June 30, 2004.

Net earnings closed at $58.3 million, up 26.5% compared to the same period last year.

All the divisions in our Dairy Products Sector performed well, thereby contributing to the 18% growth in earnings before interest, income taxes, depreciation and amortization (EBITDA[1]), compared to the same period one year earlier. EBITDA in our Grocery Products Sector decreased $1.5 million over the same period last year.

Revenues totalled $1.019 billion, up 24.8% over revenues of $816.8 million posted one year earlier. The rise in the average selling price per pound of cheese on the US market, combined with the increase in sales volumes in Canada, as well as the contribution of our latest acquisition in Argentina during the period, were the driving factors behind the increase in revenues. Our Bakery Division had relatively stable revenues for this period.

In the first quarter of fiscal 2005, the appreciation of the Canadian dollar eroded approximately $0.9 million in net earnings over the first quarter of fiscal 2004.

Outlook

At the outset of the fiscal year, each of the Company's divisions sets a number of growth objectives. These objectives are itemized in the Company's annual report and are reviewed throughout the fiscal year.

More specifically, in Canada, our Dairy Products Sector continues to implement the merger of the two former divisions, Cheese and Milk, into a single unit, in an effort to adopt a global, unified approach to our manufacturing and marketing operations, our logistics and our administrative processes. Some organizational adjustments have recently been made. Certain integration phases have already been planned for systems and services, while other analyses are ongoing. Our Canada-wide program for installation of vending machines to sell our flavoured-milk product line continues to be successful. To date, our fluid milk activities have not generated the expected savings projected by the rationalization initiatives set in motion in fiscal 2004. However, over the forthcoming quarters of fiscal 2005, we anticipate generating total savings in earnings before income taxes of close to $6.5 million, $2.5 million less than what had previously been forecasted.

In Argentina, our analysis and integration program is progressing as expected. It is understood that fiscal 2005 will serve to lay the necessary groundwork for developing our operations in this country with a long-term vision.

In the United States, during the first quarter of fiscal 2005, our Cheese Division enjoyed record levels of average selling prices per pound of cheese, from which we benefited. The market was relatively weak in terms of product demand,

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[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

considering the high selling price levels. Our sales volumes were nevertheless stable compared to the same period last year. Given the record levels of average selling prices per pound of cheese, price increases have been transmitted towards the entire market, specifically for those product categories in which the selling prices are fixed. It is difficult to predict market performance over the coming quarters, but we will continue our efforts towards development.

With respect to our Bakery Division, we are continuing to assess the opportunity to reevaluate the selling prices of our products and are focusing our research and development efforts on certain specific characteristics of current consumer trends towards products with lower fat and trans-fat content. Furthermore, we continue to make progress in our sales efforts in segments other than the retail market.

We are currently analyzing certain acquisition opportunities as part of our objective to become a world-class dairy processor.

Dividends
The Board of Directors revised its policy and raised Company dividends. The quarterly dividend will therefore rise to $0.15 per share from $0.12 per share, for a total of $0.60 per share annually, representing a 25% increase. This dividend will become effective for the dividend payment of September 3, 2004 to shareholders of record on August 19, 2004.

Management's Analysis

The goal of this management report is to analyze the quarter ended June 30, 2004. It should be read in conjunction with the audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2004, as well as the Company's management report for the same period. This report takes into account every material element to be considered between June 30, 2004 and August 4, 2004, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). This disclosure document contains management's analysis on forward-looking statements. Caution should be used in the interpretation of management's analysis and statements, since management often makes reference to objectives and strategies that contain a certain element of risk and uncertainty. Due to the nature of our business, the risks and uncertainties associated with it could cause the results to differ materially from those stated in such forward-looking statements.

Operating Results
Consolidated revenues for the first quarter of fiscal 2005, ended June 30, 2004, totalled $1.019 billion, up 24.8% over the same period last year. Nearly 53% of the increase in revenues is attributable to our US division enjoying an average selling price per pound of cheese that was 78.5% higher compared to the same period last year. The remaining increase stems from our Canadian and Other Dairy Products Sector, both from increased volumes driven by our two Canadian operations, cheese and fluid milk, and from the contribution to revenues by our activities acquired in Argentina on November 28, 2003.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA) for the first quarter of fiscal 2005 stood at $107.0 million, an increase of 18.0% or $16.3 million over the same period last year. Roughly 90% of the increase is the result of an increase in the EBITDA of our Cheese Division (USA), which benefited from the average selling prices per pound of cheese that were well above those of the previous year and from the implementation of operational improvements. The remainder of the increase in consolidated EBITDA came from our Canadian and Other Dairy Products Sector, with an increase of $3.2 million in this first quarter. EBITDA for the Grocery Products Sector declined by $1.5 million. Although our consolidated EBITDA charted a sharp rise, its margin slid this year from 11.1% to 10.5%. This decline was primarily caused by the dilutive impact of our operations in Argentina that contributed to revenues but had few contributing effects on consolidated EBITDA.

Other Consolidated Results Items
Depreciation expense stood at $17.0 million for the first quarter of fiscal 2005, up by almost $0.5 million over the same period last year. This increase is primarily attributable to our new operations in Argentina, acquired on November 28, 2003.

Interest expense decreased by $1.3 million over the quarter ended June 30, 2004 as compared to the same period last year. This reduction is explained primarily by the decrease in interest on long-term debt following repayments made over the last 12 months.

Income taxes totalled $23.3 million, reflecting an effective rate of 28.6%, at the same level as the corresponding period of the previous year.

Net earnings reached $58.3 million, up $12.2 million or a 26.5% increase as compared to the same period last year. This reflects the various factors analyzed above.

Cash and Financial Resources
Over the first quarter of fiscal 2005, **cash generated before changes in non-cash operating working capital items** amounted to $78.4 million, up 15.6% over the $67.8 million reported for the same period last year. This increase comes primarily from the increase in our net earnings. Non-cash operating working capital items used $58.2 million, mainly due to the increased value of inventories in our Cheese Division (USA).

Investment activities used $16.0 million primarily to add fixed assets, as per our annual budget that forecasts fixed-asset additions of $80 million.

Financing activities for the quarter are comprised of $27.5 million in repayment of long-term debt, in accordance with contractual obligations. We also added $6.0 million in bank loans and issued shares for a cash consideration of $7.3 million as part of the Stock Option Plan.

Over the next quarter, we intend to repay the remainder of our Canadian long-term debt of $16.5 million under our initial contractual obligations of February 2001 governing loans issued as part of the acquisition of Dairyworld.

As at June 30, 2004, working capital stood at $353.9 million, compared to $297.2 million as at March 31, 2004. This increase was primarily related to the increased value of inventories during this same period. We intend to reduce the value of our inventories over the next quarters, and we do not foresee any additional working capital requirements over fiscal 2005.

During the three-month period ended June 30, 2004, our interest-bearing debt-to-equity ratio improved and is at 0.36 as at June 30, 2004, compared to 0.39 as at March 31, 2004.

We currently have unused bank credit facilities of $153 million at our disposal that, combined with significant cash flows generated by the Company, are adequate to ensure our growth. Should the need arise, the Company can make additional financing arrangements.

Balance Sheet
With regards to the balance sheet items as at June 30, 2004 that varied significantly compared to those as at March 31, 2004, we should note a $12.7 million increase in receivables, which is related to the increase in our revenues in Canada as well as in the United States. As at June 30, 2004, the value of our inventories grew to $472.9 million, an increase of $52.2 million. This rise is mainly due to activities in our Cheese Division (USA), which, during the first quarter, replenished inventories in several aged cheese categories, and for certain product categories that have lately been in high demand, notably our string cheese. Also, the average price per pound of cheese, which was higher in the first quarter of fiscal 2005

compared to the fourth quarter of fiscal 2004, had an impact on the increase in the value of our inventories. Finally, the current portion of long-term debt dropped from $44.0 million as at March 31, 2004, to $16.5 million as at June 30, 2004, representing the balance payable on our Canadian long-term debt.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at June 30, 2004	Issued as at July 23, 2004
Common shares	Unlimited	104,200,762	104,218,058
Preferred shares	Unlimited	None	None
Stock options issued and outstanding		5,250,874	5,227,491

Follow-up on Certain Specific Items of the Analysis

For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2004 annual report on pages 34 to 39 of the management's analysis, since there were no notable changes during the first quarter of fiscal 2005.

Information by Sector

Canadian and Other Dairy Products Sector

This sector consists of our Dairy Products Division (Canada) as well as our Dairy Products Division (Argentina).

During the quarter ended June 30, 2004, revenues for the Canadian and Other Dairy Products Sector rose to $607.1 million, an increase of 18.4% or $94.3 million over the same period one year earlier. Approximately $56 million of the increase comes from our Dairy Products Division (Canada), whereas $38 million comes from our Dairy Products Division (Argentina), acquired on November 28, 2003.

In Canada, the rise stems mainly from the growth in sales volumes related to our cheese activities during this first quarter of fiscal 2005, which were well distributed across all of our market segments. Furthermore, our fluid milk activities also gained in sales volumes. Although all product segments contributed to revenue growth, we observed a more significant increase in the juice segment during the first quarter with the contribution of sales of *Sunny Delight*[2] products. Finally, increases in our selling prices due to the increase in the cost of milk as raw material contributed approximately $13 million.

As at June 30, 2004, earnings before interest, income taxes, depreciation and amortization (EBITDA) rose to $55.5 million, up 6.1% over the same period one year earlier. The EBITDA margin for this sector fell to 9.1%, compared to 10.2% the same quarter last year. This drop is mainly due to the dilutive effect of our activities in Argentina, which contribute to revenues but have little contributory effect on EBITDA. Our Canadian cheese activities performed well and enjoyed an increase in sales, which generated an increase in the EBITDA as compared to last year. Also, the prices of by-products on the international markets added approximately $0.8 million during the quarter ended June 30, 2004 compared to the same

[2] Trademark used under licence

period last year. As for the Canadian fluid milk activities, the positive impact expected from the rationalization measures has not materialized. Also, compared to last year, a shortfall of approximately $2 million from these activities is to be noted. On the one hand, subsequent to our rationalization measures, manufacturing performance during the first quarter of fiscal 2005 fell short of the same period last year, resulting in costs of approximately $1 million. On the other hand, we are acting as last-resort processor for excess milk in Western Canada, and the milk surplus that we processed during the first quarter of fiscal 2005 resulted in a net expense of approximately $1 million compared to last year. These last two factors should turn positive in the forthcoming quarters. Although our activities in Argentina contribute to revenues, they currently have a negligible impact on EBITDA, because of the integration phase currently underway.

US Dairy Products Sector

Revenues for the Cheese Division (USA) grew to $370.5 million for the quarter ended June 30, 2004, representing a $107.6 million or 40.9% increase over the $262.9 million posted for the same period one year earlier. For the most part, this increase in sales was due to the average selling price per pound of cheese, which increased US$0.88 compared to last year and generated approximately $116 million in additional revenues. The appreciation of the Canadian dollar created a loss in revenues of approximately $11 million. Sales volumes remained relatively stable compared to last year. The US market did not experience vigorous demand during the first quarter of fiscal 2005, given record price levels. However, the string cheese category once again experienced healthy growth.

EBITDA totalled $44.5 million for the quarter ended June 30, 2004, resulting in a $14.6 million or 48.8% increase compared to $29.9 million for the same period in fiscal 2004. During the quarter, the average selling price per pound of cheese was up US$0.88 compared to the same period last year, which had a positive effect on the absorption of fixed costs. This increase also had a positive effect on the materialization of inventories between March 31, 2004 and June 30, 2004. On the other hand, the relationship between the average selling price per pound of cheese and the cost of milk as raw material had a negative effect. These factors had a net favourable impact representing approximately $14 million in EBITDA. However, the appreciation of the Canadian dollar created a shortfall in EBITDA of $1.7 million. The rest of the favourable effects on EBITDA were due to the continued improvements made to our manufacturing processes.

Grocery Products Sector

Revenues for the Grocery Products Sector totalled $41.3 million during the first quarter of fiscal 2005, similar to the same quarter of last year. With regards to revenues, sales volumes remained unchanged. No significant changes are noted on a geographical basis. During the quarter, we launched new products including *Hop & Go Bite Size*, which caters to consumer groups not previously targeted. We also introduced *Mini ½ Moon Vanilla Caramel*, *Maxi Swiss Rolls* and *Super Passion Flakie*.

EBITDA for the Bakery Division stood at $7.0 million, a $1.5 million decrease compared to the same quarter last year. Several factors contributed to this decrease. On the one hand, as mentioned in our 2004 annual report, the Division must incur an additional amount of approximately $2 million during fiscal 2005 compared to fiscal 2004 for pension fund expenses, which represent approximately $0.5 million in the first quarter of 2005. During the same quarter, promotions tied to the launch of new products, combined with additional discounts and rebates, and supplementary costs for ingredients, resulted in an increase in operating expenses compared to the same period one year earlier.

Lino Saputo
Chairman of the Board

Lino Saputo, Jr.
President and
Chief Executive Officer

August 4, 2004

NOTICE

The consolidated financial statements of Saputo Inc for the three-month periods ended June 30, 2004 and 2003 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)
(unaudited)

		For the three-month periods ended June 30		
		2004		2003
Revenues	**$**	**1,018,900**	$	816,783
Cost of sales, selling and administrative expenses		**911,882**		726,118
Earnings before interest, depreciation and income taxes		**107,018**		90,665
Depreciation of fixed assets		**17,043**		16,542
Operating income		**89,975**		74,123
Interest on long-term debt		**7,870**		9,598
Other interest		**467**		15
Earnings before income taxes		**81,638**		64,510
Income taxes		**23,348**		18,450
Net earnings	**$**	**58,290**	$	46,060
Per share (Note 6)				
Net earnings				
Basic	**$**	**0.56**	$	0.45
Diluted	**$**	**0.55**	$	0.44

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in thousands of dollars)
(unaudited)

		2004		2003
Retained earnings, beginning of period	**$**	**711,371**	$	546,667
Net earnings		**58,290**		46,060
Dividends		**(12,502)**		(10,354)
Retained earnings, end of period	**$**	**757,159**	$	582,373

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended June 30 2004	2003
Revenues		
Dairy Products		
Canada and Other	$ **607,060**	$ 512,789
United States	**370,514**	262,870
	977,574	775,659
Grocery Products	**41,326**	41,124
	$ **1,018,900**	$ 816,783
Earnings before interest, depreciation and income taxes		
Dairy Products		
Canada and Other	$ **55,513**	$ 52,276
United States	**44,482**	29,927
	99,995	82,203
Grocery Products	**7,023**	8,462
	$ **107,018**	$ 90,665
Depreciation of fixed assets		
Dairy Products		
Canada and Other	$ **7,478**	$ 6,939
United States	**8,274**	8,174
	15,752	15,113
Grocery Products	**1,291**	1,429
	$ **17,043**	$ 16,542
Operating income		
Dairy Products		
Canada and Other	$ **48,035**	$ 45,337
United States	**36,208**	21,753
	84,243	67,090
Grocery Products	**5,732**	7,033
	$ **89,975**	$ 74,123
Interest	**8,337**	9,613
Earnings before income taxes	**81,638**	64,510
Income taxes	**23,348**	18,450
Net earnings	$ **58,290**	$ 46,060

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended June 30 2004	2003
Cash flows related to the following activities:		
Operating		
Net earnings	$ **58,290**	$ 46,060
Items not affecting cash		
Stock based compensation	**1,170**	369
Depreciation of fixed assets	**17,043**	16,542
(Gain) Loss on disposal of fixed assets	**(14)**	5
Future income taxes	**1,885**	4,832
	78,374	67,808
Changes in non-cash operating working capital items	**(58,168)**	(23,979)
	20,206	43,829
Investing		
Business acquisitions	**-**	(38,292)
Additions to fixed assets	**(15,592)**	(26,149)
Proceeds on disposals of fixed assets	**595**	384
Other assets	**(1,024)**	(419)
	(16,021)	(64,476)
Financing		
Bank loans	**5,978**	56,876
Repayment of long-term debt	**(27,512)**	(27,508)
Issuance of share capital for a cash consideration	**7,258**	1,154
Employee future benefits	**400**	250
	(13,876)	30,772
(Decrease) increase in cash	**(9,691)**	10,125
Effect of exchange rate changes on cash	**847**	(1,200)
Cash (bank overdraft), beginning of period	**7,874**	(1,236)
(Bank overdraft) cash, end of period	$ **(970)**	$ 7,689

Supplemental information

Interest paid	$ **14,415**	$ 16,329
Income taxes paid	$ **9,342**	$ 31,977

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	June 30, 2004 *(unaudited)*	March 31, 2004 *(audited)*
ASSETS		
Current assets		
Cash	$ -	$ 7,874
Receivables	**299,734**	287,012
Inventories	**472,933**	420,660
Income taxes	**8,442**	9,348
Future income taxes	**12,249**	14,877
Prepaid expenses and other assets	**10,587**	13,838
	803,945	753,609
Portfolio investment	**53,991**	53,991
Fixed assets (Note 3)	**661,140**	661,183
Goodwill	**527,268**	524,856
Trademarks	**26,353**	26,076
Other assets (Note 4)	**47,414**	46,422
Future income taxes	**4,807**	3,411
	$ 2,124,918	$ 2,069,548
LIABILITIES		
Current liabilities		
Bank overdraft	**$ 970**	$ -
Bank loans	**87,436**	82,367
Accounts payable and accrued liabilities	**287,849**	295,124
Dividends payable	**12,502**	-
Income taxes	**37,018**	26,020
Future income taxes	**7,793**	8,927
Current portion of long-term debt	**16,457**	43,969
	450,025	456,407
Long-term debt	**331,417**	327,942
Employee future benefits	**14,341**	13,941
Future income taxes	**116,574**	114,429
	912,357	912,719
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**476,520**	469,262
Contributed surplus (Note 8)	**5,581**	4,411
Retained earnings	**757,159**	711,371
Foreign currency translation adjustment	**(26,699)**	(28,215)
	1,212,561	1,156,829
	$ 2,124,918	$ 2,069,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of dollars except information on options)
(unaudited)

1 - Accounting Policies

The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2004.

2 - Foreign Currency Translation

The balance sheet accounts of the self-sustaining companies operating in the United States and Argentina were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States and Argentina. The change in the foreign currency translation account for the period principally resulted from the decrease in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the balance sheet date for current assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	For the three-month periods ended June 30	
	2004	2003
Foreign exchange gain	**$ 163**	$ 188

3 - Fixed Assets

	June 30, 2004			March 31, 2004		
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
Land	**$ 31,924**	**$ -**	**$ 31,924**	$ 33,932	$ -	$ 33,932
Buildings	**250,529**	**58,157**	**192,372**	253,394	56,013	197,381
Furniture, machinery and equipment	**702,477**	**274,783**	**427,694**	677,945	258,036	419,909
Rolling stock	**10,897**	**4,782**	**6,115**	10,714	4,375	6,339
Held for sale	**3,035**	**-**	**3,035**	3,622	-	3,622
	$ 998,862	**$ 337,722**	**$ 661,140**	$ 979,607	$ 318,424	$ 661,183

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian Dairy Products Sector that will be disposed of as a result of certain plant closures.

4 - Other Assets

	June 30, 2004	March 31, 2004
Net accrued pension plan asset	**$ 39,169**	$ 37,517
Other	**8,245**	8,905
	$ 47,414	$ 46,422

5 - Employee Pension and Other Benefit Plans
The Company provides defined benefit and defined contribution plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three-month periods ended June 30 are as follows:

	2004	2003
Pension plans	**$ 2,668**	$ 1,726
Other benefit plans	**418**	456
	$ 3,086	$ 2,182

6 - Earnings per Share
Basic earnings per share have been calculated using the weighted average number of common shares outstanding during each period: 103,969,656 shares for the three-month period ended June 30, 2004 and 103,500,036 for the corresponding period in 2003.

Diluted earnings per share for the three-month period ended June 30, 2004 have been calculated using 105,436,306 common shares, being the sum of the weighted average number of outstanding shares as at June 30, 2004 (103,969,656 shares) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan (1,466,650 shares).

Diluted earnings per share for the three-month period ended June 30, 2003 have been calculated using 104,435,982 common shares, being the sum of the weighted average number of outstanding shares as at June 30, 2003 (103,500,036 shares) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan (935,946 shares).

7- Share Capital

Authorized
The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	June 30, 2004	March 31, 2004
Issued		
104,200,762 common shares (103,777,730 at March 31, 2004)	**$ 476,520**	$ 469,262

423,032 common shares for an amount of $7,258,610 were issued during the three-month period ended June 30, 2004 pursuant to the share option plan.

82,564 common shares for an amount of $1,153,559 were issued during the three-month period ended June 30, 2003 pursuant to the share option plan.

Share Option Plan
The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

7- Share Capital (cont'd)

Options issued and outstanding as at the period's end are as follows:

		June 30, 2004		March 31, 2004	
Granting period	Exercise price	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
1998	$8.50	**98,544**	**$ 8.50**	125,249	$ 8.50
1999	from $16.13 to $18.75	**197,150**	**$ 18.26**	226,180	$ 18.28
2000	$19.70	**330,348**	**$ 19.70**	400,164	$ 19.70
2001	$13.50	**656,553**	**$ 13.50**	793,069	$ 13.50
2002	from $19.00 to $23.00	**891,701**	**$ 19.13**	994,783	$ 19.13
2003	$30.35	**867,013**	**$ 30.35**	891,072	$ 30.35
2004	$22.50	**1,257,489**	**$ 22.51**	1,315,063	$22.50
current	$33.05	**952,076**	**$33.05**	-	-
		5,250,874	**$ 17.42**	4,745,580	$ 20.96
Options exercisable at the end of the period		**2,098,836**	**$19.55**	1,566,785	$ 18.12

Changes in the number of options are as follows:

	June 30, 2004	
	Number of options	**Weighted average exercise price**
Balance at beginning of period	**4,745,580**	**$ 20.96**
Options granted	**984,055**	**$ 33.05**
Options exercised	**(423,032)**	**$ 17.55**
Options cancelled	**(55,729)**	**$ 9.91**
Balance at end of period	**5,250,874**	**$ 17.42**

The Company began prospectively expensing the fair value of stock options granted since April 1, 2002.

The fair value of share purchase options awarded in the current period was estimated at $9.75 per option ($6.31 in the corresponding period), using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2004	March 31, 2004
Risk-free interest rate:	**3.5%**	4.9%
Expected life of options:	**7½ years**	7½ years
Volatility:	**27%**	27%
Dividend rate:	**1.8%**	1.7%

The exercise price of these options is $33.05 ($22.50 for the corresponding period), which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $1,170,000 ($1,034,000 after income taxes) for stock options granted during the period was recorded in the statement of earnings for the three-month period ended June 30, 2004 and $369,000 ($328,000 after income taxes) was recorded for the three-month period ended June 30, 2003.

The effect of this expense on basic and diluted earnings per share was $0.01 for the three-month period ended June 30, 2004, and $0.003 for the three-month period ended June 30, 2003.

8 - Contributed Surplus

		June 30, 2004		Year ended March 31, 2004
Contributed surplus, beginning of period	**$**	**4,411**	$	1,475
Stock based compensation		**1,170**		2,936
Contributed surplus, end of period	**$**	**5,581**	$	4,411

9 - Comparative Figures

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.